Deutsche Bank	Exhibit 99.1
Interim Report as of September 30, 2013

Deutsche Bank

The Group at a glance

	Nine months ended
	Sep 30, 2013	Sep 30, 2012

Share price at period end	€ 33.94	€ 30.75

Share price high	€ 38.73	€ 39.51

Share price low	€ 29.41	€ 22.11

Basic earnings per share	€ 2.05	€ 2.99

Diluted earnings per share	€ 1.99	€ 2.92

Average shares outstanding, in m., basic	988	932

Average shares outstanding, in m., diluted	1,017	957

Book value per basic share outstanding[1]	€ 54.87	€ 60.63

Pre-tax return on average shareholders’ equity	7.6%	9.4%

Pre-tax return on average active equity	7.7%	9.5%

Post-tax return on average shareholders’ equity	4.8%	6.7%

Post-tax return on average active equity	4.9%	6.8%

Cost/income ratio[2]	82.0%	79.6%

Compensation ratio[3]	38.1%	39.9%

Noncompensation ratio[4]	43.9%	39.7%

in € m.

Total net revenues	25,351	25,862

Provision for credit losses	1,340	1,287

Total noninterest expenses	20,787	20,594

Income before income taxes	3,224	3,981

Net income	2,047	2,828

in € bn. (unless stated otherwise)	Sep 30, 2013	Dec 31, 2012

Total assets	1,788	2,022

Total shareholders’ equity	56.5	54.0

Common Equity Tier 1 capital ratio[5]	13.0%	11.4%

Tier 1 capital ratio[5]	17.0%	15.1%

Number

Branches	2,897	2,984
thereof in Germany	1,926	1,944

Employees (full-time equivalent)	98,662	98,219
thereof in Germany	47,194	46,308

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).
[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]

The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk and are based upon Basel 2.5 rules. They exclude transitional items pursuant to section 64h (3) of the German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Comparative financial information for the year 2012 presented throughout this document has been restated in the context of the adoption of IFRS 10 and IAS 19R. For more details please see the note “Impact of Changes in Accounting Principles” of this Interim Report.

Deutsche Bank	Management Report	2
Interim Report as of September 30, 2013	Operating and Financial Review

Management Report

Operating and Financial Review

Economic Environment

We expect the global economic growth to have weakened slightly in the third quarter of 2013 compared to the prior quarter, while growth in industrialized countries probably remained roughly unchanged, following accelerated second-quarter gross domestic product (GDP) growth in the seven largest industrial countries from just over 1 % to approximately 2.4% (annualized). However, according to monthly surveys of purchasing managers, their business environment brightened further over the course of the third quarter. This presents modest upside potential for our forecast.

The eurozone economy returned to growth in the second quarter, following six consecutive quarters of contraction. This was primarily due to the strong increase in economic activity in Germany and France, while the rates of economic contraction elsewhere in the eurozone, particularly in the southern peripheral countries, slowed. We expect the economic output of the eurozone to have risen further in the third quarter due to a continued reduction of the dampening effects of fiscal policy. We expect quarterly growth of approximately 1% (annualized), following economic growth of 1.2 % in the second quarter. Deutsche Bank economists expect real German GDP to have grown moderately in the third quarter. However, compared to the preceding quarter, in which catch-up effects related to adverse weather events earlier in the year contributed noticeably to growth, the pace is likely to have slowed. The larger countries of Southern Europe, such as Italy and Spain, may have emerged from recession in the third quarter.

In emerging markets and developing countries, speculation about the possibility of the Federal Reserve gradually ending its very loose monetary policy led to considerable capital flight and currency depreciations. At the same time, third-quarter foreign demand was weak. Growth in these economies is therefore likely to have slowed in the third quarter. This expectation is also backed by purchasing managers’ increasingly pessimistic assessments.

For the global banking sector, the third quarter of 2013 saw a broad continuation of the trends already prevalent in the first half of the year, shaped by traditional seasonal effects. After initial concerns on Federal Reserve tapering eased, markets returned to relatively calm conditions. This was in marked contrast compared to the previous few summers. Fed’s announcement to delay the tapering of its quantitative easing programs stimulated a continuation of the rally in global equity markets. It was only towards the end of September that the looming government shutdown and debt ceiling debate in the U.S. brought back a measure of nervousness.

In Europe, bank lending to companies declined again and loans to households were also a bit weaker. Deposit growth held up well in light of the record-low interest rate environment. In the U.S. real estate lending continued to slide, but credit to corporations and consumer loan volumes increased further.

Capital markets enjoyed a period of relatively low volatility and rising valuations, but saw weaker advisory, debt underwriting and trading activity than in the same quarter of 2012, hurting investment banks’ fee business. Asset and wealth management, in turn, benefited from increasing risk appetite by investors and higher-valued assets under management.

Deutsche Bank	Management Report	3
Interim Report as of September 30, 2013	Operating and Financial Review

In the regulatory context, a number of issues dominated the discussion in Europe and the U.S. In Europe, the laws (CRR/CRD 4) that will implement Basel 3 starting in 2014 were finally passed at the end of June 2013. However, the Basel Committee has already consulted on developing the capital standard further, e.g. with regard to the leverage ratio framework and the treatment of derivatives. The consultations closed on September 20, 2013 and September 27, 2013, respectively. The publication of the final results is likely until the end of 2013 and in spring 2014, respectively. Final adjustments to the definition and calibration of the leverage ratio are expected to be made by 2017.

Much attention also focused on the envisaged shift of supervision of large European banks to the ECB, preceded by an asset quality review, a balance sheet assessment and stress test. Progress was also made in determining the mechanisms for winding down failed banks (RRD), as the European Council agreed a common position which will now be discussed with the European Parliament and the European Commission. In the U.S., proposals that would oblige foreign banks to operate their U.S. businesses as separate entities triggered a controversial debate. In connection with the EU-level discussions relating to so-called structural reforms of the banking sector, a law has recently been passed in Germany that obliges major banks to establish separate, independent subsidiaries to conduct their proprietary trading activities and certain business with hedge funds and other alternative investment funds. The requirements, however, are less far-reaching than those suggested by the Liikanen Group, which would require banks to separate market-making activities as well. To what extent the Commission will follow the suggestions of the Liikanen Group is unclear at this stage. Moreover, an intensive debate has emerged about the possible introduction of a binding leverage ratio. While CRD 4 in Europe follows the approach of the Basel Committee, by initially introducing a leverage ratio as a Pillar 2 instrument, U.S. authorities have recently proposed an even tighter version of the existing binding leverage ratio.

Consolidated Results of Operations

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %

Net revenues:

thereof:

CB&S	2,936	3,947	(1,011)	(26)	11,163	12,073	(910)	(8)

GTB	1,024	1,045	(21)	(2)	3,093	3,073	19	1

DeAWM	1,264	1,235	29	2	3,549	3,374	175	5

PBC	2,323	2,434	(111)	(5)	7,155	7,134	20	0

NCOU	367	397	(30)	(8)	987	1,054	(67)	(6)

Total net revenues	7,745	8,649	(904)	(10)	25,351	25,862	(511)	(2)

Provision for credit losses	512	555	(43)	(8)	1,340	1,287	52	4

Noninterest expenses	7,215	6,967	248	4	20,787	20,594	194	1

Income before income taxes	18	1,127	(1,109)	(98)	3,224	3,981	(757)	(19)

Income tax expense (benefit)	(33)	373	(406)	N/M	1,178	1,153	24	2

Net income	51	754	(703)	(93)	2,047	2,828	(782)	(28)

N/M – Not meaningful

2013 to 2012 Three Months Comparison

Results in the third quarter reflect a mixed performance with a weaker year-on-year contribution from Corporate Banking & Securities (CB&S) and substantially unchanged results across Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (DeAWM), and Private & Business Clients (PBC). Lower client activity exacerbated by ongoing market uncertainty as well as continued low interest rates and pressure on margins are reflected in decreased revenues across most businesses. We made good progress in our Operational Excellence (OpEx) program, which influenced our noninterest expenses. We further reduced operating expenses reflecting the ongoing implementation of OpEx, while the related cost-to-achieve declined in comparison to the previous quarters. These cost improvements were more than offset by increased litigation related charges.

Deutsche Bank	Management Report	4
Interim Report as of September 30, 2013	Operating and Financial Review

Our net revenues in the third quarter 2013 decreased by 10 % to € 7.7 billion, compared to € 8.6 billion in the third quarter 2012. In CB&S, revenues were € 2.9 billion, down € 1.0 billion, or 26%, versus the third quarter 2012. The decrease was mainly attributable to reduced revenues in Sales & Trading (debt and other products), which were down by € 1.2 billion, or 48%, compared to a strong third quarter 2012, resulting from a negative impact of the ongoing uncertain market environment and further increased by the expectation of quantitative easing tapering. Revenues in GTB were € 1.0 billion, down € 21 million, or 2%, from the third quarter 2012 due to the ongoing difficult macroeconomic environment with low interest rates and continued pressure on margins. DeAWM revenues increased by € 29 million, or 2%, to € 1.3 billion, versus the third quarter 2012 mainly driven by a higher asset under management base. PBC revenues were € 2.3 billion in the third quarter 2013, down € 111 million, or 5%, compared to the third quarter 2012. The decrease included a lower contribution from Postbank as well as adverse impacts on deposit revenues caused by the low interest rate environment and reduced volumes. Revenues in the Non-Core Operations Unit (NCOU) were € 367 million, a decrease by € 30 million, or 8%, in the third quarter 2013, mainly reflecting a reduction of assets following our de-risking activities undertaken. Consolidation & Adjustments (C&A) net revenues improved from negative € 410 million in the third quarter 2012 to negative € 168 million in the third quarter 2013. This development was predominantly attributable to timing differences from different accounting methods used for management reporting and IFRS.

Provision for credit losses was € 512 million in the third quarter 2013, a decrease of € 43 million, or 8%, compared to the third quarter 2012. This decrease was predominantly driven by NCOU, mainly attributable to IAS 39 reclassified assets, and by PBC, mainly reflecting a favorable environment in Germany. Partly offsetting were higher provisions in CB&S as well as in GTB.

Noninterest expenses were € 7.2 billion in the quarter, up € 248 million, or 4%, compared to the third quarter 2012. Compensation and benefits, which amounted to € 2.9 billion, were down € 387 million, or 12%, compared to the third quarter 2012, primarily reflecting lower compensation in CB&S as a result of the ongoing implementation of the OpEx program. General and administrative expenses were € 4.1 billion, up € 872 million compared to the third quarter 2012, mainly due to higher litigation related expenses. Noninterest expenses included cost-to-achieve related to OpEx of € 221 million in the third quarter 2013 versus € 319 million in the third quarter 2012, of which € 30 million and € 276 million, respectively, were restructuring expenses.

Income before income taxes was € 18 million in the third quarter 2013 versus € 1.1 billion in the third quarter 2012.

Net income for the third quarter 2013 was € 51 million, compared to € 754 million in the third quarter 2012. In the third quarter 2013 we recorded an income tax benefit of € 33 million versus an income tax expense of € 373 million in the comparative period.

2013 to 2012 Nine Months Comparison

Results in the first nine months of 2013 were substantially unchanged across the Group with challenging market conditions from persisting low interest rates, margin compression in certain products and the ongoing market uncertainty. We made good progress in our OpEx program by reducing operating expenses while, at the same time incurring increased related cost-to-achieve. In addition, our results included higher litigation related charges.

Deutsche Bank	Management Report	5
Interim Report as of September 30, 2013	Operating and Financial Review

Net revenues in the first nine months of 2013 decreased by 2 % to € 25.4 billion, compared to € 25.9 billion in the first nine months of 2012. Revenues in CB&S were € 11.2 billion, down € 910 million, or 8%, versus the first nine months of 2012. Sales & Trading (debt and other products) revenues were the main driver with a decrease of € 1.8 billion, or 24%, as compared to the first nine months of 2012, resulting from an uncertain economic backdrop, reflected in a more difficult trading environment with a lack of liquidity and subdued client activity. Net revenues in GTB were € 3.1 billion, an improvement of € 19 million, or 1%, versus the first nine months of 2012, reflecting solid results despite margin compression and low interest rate levels. The first nine months of 2013 included a gain from the sale of Deutsche Card Services. Net revenues in DeAWM amounted to € 3.5 billion, an increase of € 175 million, or 5%, versus the first nine months of 2012, mainly due to a higher asset under management base and higher client activity levels. Net revenues in PBC were € 7.2 billion, an increase by € 20 million versus the first nine months of 2012. Higher revenues from credit products as well as higher equity pick-ups related to our Hua Xia Bank stake and positive non-operating effects related to Postbank were partially offset by the impacts from the persisting low interest rate environment and a reduction of deposit volumes. Revenues in NCOU were € 987 million, lower by € 67 million, or 6%, compared to the first nine months of 2012, negatively impacted by effects from the execution of the de-risking strategy, partially offset by the non-recurrence of impairments recorded in the prior-year period, including € 257 million related to our exposure in the Actavis Group. C&A net revenues improved from negative € 846 million in the first nine months 2012 to negative € 595 million in the first nine months of 2013. This development was primarily driven by effects from different accounting methods used for management reporting and IFRS.

Provision for credit losses in the first nine months of 2013 was € 1.3 billion, an increase of € 52 million, or 4%, compared to the same period of 2012, mainly driven by a single client credit event in GTB along with higher provisions in CB&S. Partly offsetting this were lower provisions in PBC, primarily reflecting the favorable environment in Germany, and in NCOU.

Noninterest expenses were € 20.8 billion in the first nine months 2013, up € 194 million, or 1%, compared to the first nine months of 2012. Compensation and benefits were € 9.7 billion, down € 665 million, or 6%, compared to the first nine months of 2012, reflecting lower compensation primarily in CB&S as a result of the ongoing implementation of the OpEx program. General and administrative expenses were up by € 809 million, or 8%, mainly due to higher litigation related expenses and higher non-compensation related expenses, reflecting the ongoing implementation of the OpEx program, partially offset by savings from the ongoing implementation of the OpEx program. Noninterest expenses included cost-to-achieve related to OpEx of € 789 million in the first nine months 2013 versus € 319 million in the first nine months 2012, of which € 287 million and € 276 million, respectively, were restructuring expenses.

Income before income taxes was € 3.2 billion in the first nine months of 2013, a decrease of € 757 million versus the first nine months of 2012.

Net income in the first nine months of 2013 amounted to € 2.0 billion, compared to € 2.8 billion in the 2012 comparative period. Income tax expense was unchanged at € 1.2 billion. The effective tax rate in the first nine months of 2013 of 37 % was mainly impacted by expenses that are not tax deductible and adjustments for income taxes of prior periods. This compares to an effective tax rate of 29 % in the first nine months 2012.

Deutsche Bank	Management Report	6
Interim Report as of September 30, 2013	Operating and Financial Review

Segment Results of Operations

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	1,286	2,462	(1,176)	(48)	5,920	7,766	(1,845)	(24)

Sales & Trading (equity)	643	597	46	8	2,196	1,788	408	23

Origination (debt)	364	377	(13)	(3)	1,237	1,039	198	19

Origination (equity)	135	140	(6)	(4)	491	367	123	34

Advisory	155	159	(5)	(3)	340	417	(77)	(19)

Loan products	333	222	110	50	884	698	185	27

Other products	21	(11)	31	N/M	95	(2)	97	N/M

Total net revenues	2,936	3,947	(1,011)	(26)	11,163	12,073	(910)	(8)

Provision for credit losses	43	18	25	135	120	38	82	N/M

Total noninterest expenses	2,539	2,832	(294)	(10)	8,051	8,529	(478)	(6)
thereof:
Restructuring activities	6	182	(176)	(96)	103	182	(80)	(44)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	9	9	1	7	20	15	5	34

Income before income taxes	345	1,088	(743)	(68)	2,972	3,491	(519)	(15)

N/M  – Not meaningful

2013 to 2012 Three Months Comparison

The current quarter revenues were impacted by a marked slowdown in client activity exacerbated by market uncertainty and lack of liquidity, with the expectation of quantitative easing tapering being a notable driver. This compared to a strong third quarter 2012.

The third quarter 2013 net revenues were € 2.9 billion, versus € 3.9 billion in the third quarter 2012, and included a gain of € 24 million related to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities, and a mark-to-market loss of € 99 million related to the mitigation of pro forma Capital Requirements Regulation (CRR)/Capital Requirements Directive 4 (CRD 4) risk-weighted assets (RWA) on Credit Valuation Adjustment (CVA). Excluding these impacts, net revenues decreased by € 936 million, or 24%, compared to the third quarter 2012.

Sales & Trading (debt and other products) net revenues were € 1.3 billion in the third quarter 2013, a decrease of € 1.2 billion, or 48%, compared to the third quarter 2012. The decrease reflects a slowdown in client activity and challenging conditions reflecting the uncertain market environment. Revenues in Rates and Credit Trading, Foreign Exchange, and Commodities were significantly lower than the prior year quarter. Revenues in Rates and Credit Trading (including RMBS) were impacted by lower client activity and a more difficult trading environment reflected in a lack of liquidity. Revenues in Foreign Exchange were impacted by a subdued market environment, reflected in margin compression, as well as unfavorable movements in global exchange rates, whilst Commodities revenues were impacted by weaker client activity. Deutsche Bank was ranked number one in the Euromoney Annual Foreign Exchange poll, for the ninth consecutive year. Revenues in Client Solutions were in line with the prior year quarter, as were revenues in Emerging Markets, despite outflows from Emerging Market countries.

Deutsche Bank	Management Report	7
Interim Report as of September 30, 2013	Operating and Financial Review

Sales & Trading (equity) generated net revenues of € 643 million in the third quarter 2013, an increase of € 46 million, or 8%, compared to the third quarter 2012. The increase was driven by significantly higher revenues in Equity Derivatives reflecting increased demand for structured solutions, only partly offset by lower Equity Trading revenues. Prime Finance revenues were in line with the prior year quarter.

Origination and Advisory generated revenues of € 653 million in the third quarter 2013, a decrease of € 23 million, or 3%, compared to the third quarter 2012. Revenues in Debt and Equity Origination were resilient, in line with the prior year quarter, despite a fall in global issuance activity. Similarly, despite a fall in global fee pools, Advisory revenues were in line with the prior year quarter.

Loan products revenues were € 333 million in the third quarter 2013, an increase of € 110 million, or 50%, compared to the third quarter 2012, reflecting unfavorable movements in credit spreads in the prior year period.

Net revenues from other products were € 21 million in the third quarter 2013, an increase of € 31 million compared to the third quarter 2012, driven by the aforementioned DVA on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 43 million in the third quarter 2013, compared to a net charge of € 18 million in the third quarter 2012.

Noninterest expenses decreased by € 294 million, or 10%, compared to the third quarter of 2012. The impact of litigation related charges was more than offset by lower compensation, including severance, and noncompensation expenses, reflecting the ongoing implementation of the OpEx program.

Income before income taxes was € 345 million in the third quarter 2013, compared to € 1.1 billion in the third quarter 2012, mainly driven by lower revenues and the higher litigation related expenses, partly offset by lower compensation and non-compensation expenses.

2013 to 2012 Nine Months Comparison

Revenues in the first nine months of 2013 have been impacted by an uncertain economic backdrop, reflected in a challenging trading environment with a lack of liquidity and subdued client activity.

Net revenues in the first nine months of 2013 were € 11.2 billion, versus € 12.1 billion in the first nine months of 2012, and included a gain of € 89 million related to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities, and a mark-to-market loss of € 115 million related to the mitigation of pro forma Capital Requirement Regulation (CRR)/Capital Requirements Directive 4 (CRD 4) risk-weighted assets (RWA) on Credit Valuation Adjustment (CVA). Excluding these impacts, net revenues decreased by € 884 million, or 7%, compared to the first nine months of 2012.

Sales & Trading (debt and other products) generated net revenues of € 5.9 billion in the first nine months of 2013, a decrease of € 1.8 billion, or 24%, compared to the first nine months of 2012. Revenues in Rates and Credit Trading (including RMBS) were significantly lower than the first nine months of 2012, as market uncertainty drove lower client activity and a more difficult trading environment was reflected in a lack of liquidity. Revenues in Commodities also decreased significantly compared to the prior year period, reflecting unfavorable market conditions coupled with subdued client activities. In Foreign Exchange, despite increased volumes, revenues were lower than the prior year period due to margin compression and market uncertainty. In contrast, despite outflows from emerging market countries, Emerging Market revenues were higher than the prior year period. Revenues in Credit Solutions were in line with the first nine months of 2012.

Deutsche Bank	Management Report	8
Interim Report as of September 30, 2013	Operating and Financial Review

Sales & Trading (equity) generated net revenues of € 2.2 billion in the first nine months of 2013, an increase of € 408 million, or 23%, compared to the first nine months in 2012. Equity Trading revenues were higher, whilst Equity Derivatives revenues were significantly higher, compared to the first nine months of 2012, reflecting improved equity market sentiment.

Origination and Advisory generated revenues of € 2.1 billion in the first nine months of 2013, an increase of € 244 million, or 13%, compared to the first nine months of 2012. Debt Origination revenues were higher, and Equity Origination revenues were significantly higher, than the first nine months of 2012, reflecting increased debt and issuance activity. Revenues in Advisory were lower than the prior year period, due to reduced deal volumes. Deutsche Bank was ranked number one in Europe by share of Corporate Finance fees, and number one in Europe in Equity Origination (all rankings sourced from Dealogic).

Loan products revenues were € 884 million in the first nine months of 2013, an increase of € 185 million, or 27%, compared to the first nine months of 2012, reflecting unfavorable movements in credit spreads in the prior year period.

Net revenues from other products were € 95 million in the first nine months of 2013, an increase of € 97 million from the first nine months of 2012, driven by the aforementioned DVA on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 120 million in the first nine months of 2013, compared to a net charge of € 38 million in the first nine months of 2012.

Noninterest expenses decreased by €478 million, or 6%, in the first nine months of 2013, compared to the same period of 2012. This decrease was driven by lower compensation and non-compensation expenses as a result of the OpEx measures, partly offset by increased litigation related charges.

Income before income taxes was € 3.0 billion in the first nine months of 2013, compared to € 3.5 billion in the first nine months of 2012, driven by lower revenues and higher litigation related charges, partly offset by lower compensation and non-compensation expenses.

Global Transaction Banking Corporate Division (GTB)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %
Net revenues:

Transaction services	1,024	1,045	(21)	(2)	3,093	3,073	19	1

Other products	0	0	0	N/M	0	0	0	N/M

Total net revenues	1,024	1,045	(21)	(2)	3,093	3,073	19	1

Provision for credit losses	58	39	19	48	230	141	89	63

Total noninterest expenses	587	684	(97)	(14)	1,843	2,018	(174)	(9)
thereof:
Restructuring activities	4	0	4	N/M	18	0	18	N/M
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	379	323	57	18	1,020	915	105	11

N/M – Not meaningful

Deutsche Bank	Management Report	9
Interim Report as of September 30, 2013	Operating and Financial Review

2013 to 2012 Three Months Comparison

In the third quarter 2013, the difficult macroeconomic environment, with low interest rates in core markets, persisted, and competitive pressures on margins continued to be challenging. Furthermore, adverse FX-movements impacted GTB’s result reported in Euro. Despite those effects, GTB’s net revenues decreased only slightly by € 21 million, or 2%, to € 1.0 billion in the third quarter 2013 compared to the third quarter 2012. In Trade Finance, a solid revenue performance was achieved on the back of strong volumes despite the difficult market conditions. In Trust & Securities Services, revenues remained stable as higher volumes counterbalanced the impact from low interest rates. Revenues in Cash Management were impacted by the aforementioned low interest rate levels.

Provision for credit losses was € 58 million in the third quarter 2013, compared to € 39 million in the third quarter 2012. The increase related among others to volume growth in Trade Finance and higher provisions for the commercial banking activities in the Netherlands.

Compared to the third quarter 2012, noninterest expenses were reduced by € 97 million, or 14%, to € 587 million in the third quarter 2013. This decrease related to the non-recurrence of integration costs for the commercial banking activities in the Netherlands recorded in the third quarter 2012. In addition, lower compensation-related costs as well as the ongoing cost discipline contributed to the decrease. The third quarter 2013 included cost-to-achieve related to the OpEx program of € 18 million.

Income before income taxes increased by € 57 million, or 18%, compared to the third quarter 2012. The increase was driven by the aforementioned lower noninterest expenses, partly offset by higher provision for credit losses while revenues were stagnating.

2013 to 2012 Nine Months Comparison

As mentioned above, the market environment in 2013 was challenging with low interest rates in core markets, pressure on margins as well as adverse FX-movements. Compared to the prior year period, net revenues increased slightly by € 19 million, or 1%, to € 3.1 billion in the first nine months of 2013, despite challenging market conditions. The first nine months 2013 included a gain from the sale of Deutsche Card Services. Revenues in Trade Finance came under pressure reflecting the aforementioned difficult market environment, especially in Europe and Asia, with margin compression and increased risk mitigation charges being counterbalanced by strong volumes. In Trust & Securities Services, revenues showed a stable performance with increased volumes partially counterbalancing the impact from low interest rate levels. Revenues from Cash Management benefited from higher volumes.

Provision for credit losses was € 230 million in the first nine months 2013, compared to € 141 million in the first nine months 2012. The increase was primarily driven by a single client credit event in Trade Finance.

Compared to the first nine months of 2012, noninterest expenses decreased by € 174 million, or 9%, to € 1.8 billion. This decrease primarily related to the non-recurrence of integration costs for the commercial banking activities in the Netherlands. In addition, lower compensation-related costs as well as the ongoing cost discipline contributed to the decrease. Cost-to-achieve related to the OpEx program of € 48 million were incurred in the first nine months 2013.

Income before income taxes increased by € 105 million, or 11%, compared to the prior year period, mainly due to lower noninterest expenses, primarily related to the non-recurrence of integration costs. This was partly offset by the aforementioned increase in provision for credit losses of € 89 million.

Deutsche Bank	Management Report	10
Interim Report as of September 30, 2013	Operating and Financial Review

Deutsche Asset & Wealth Management Corporate Division (DeAWM)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %
Net revenues:

Discretionary portfolio/fund management	572	553	20	4	1,637	1,542	95	6

Advisory/brokerage	184	200	(16)	(8)	622	604	18	3

Credit products	100	110	(10)	(9)	289	316	(27)	(9)

Deposits and payment services	68	52	16	32	205	176	29	16

Other products	339	321	19	6	795	735	60	8

Total net revenues	1,264	1,235	29	2	3,549	3,374	175	5

Provision for credit losses	1	8	(6)	(86)	14	15	(1)	(9)

Total noninterest expenses	980	1,115	(135)	(12)	2,948	2,942	6	0
thereof:
Policyholder benefits and claims	171	161	10	6	356	307	49	16
Restructuring activities	16	91	(75)	(82)	159	91	68	75
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	(89)

Income before income taxes	283	113	170	151	587	416	171	41

N/M – Not meaningful

2013 to 2012 Three Months Comparison

In the current quarter DeAWM continued to benefit from the rise of equity and bond markets. In addition, DeAWM’s initiative to improve its operating and technology platform delivered cost efficiencies.

In DeAWM, net revenues were € 1.3 billion in the third quarter 2013, an increase of € 29 million, or 2%, compared to the third quarter 2012. Discretionary portfolio management/fund management net revenues increased by € 20 million, or 4%, mainly due to a higher asset under management base. Net revenues from advisory/ brokerage services were down € 16 million, or 8%, suffering from lower client activity in the current quarter. Net revenues from credit products decreased by € 10 million, or 9%, which was more than offset by an increase in revenues from Deposits and payment services of € 16 million, or 32%, compared to the same period 2012. Net revenues from Other products were up € 19 million, or 6%, mainly driven by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, largely offset in noninterest expenses.

Provision for credit losses of € 1 million decreased by € 6 million, or 86%, compared to the third quarter 2012, resulting from the lending business in U.S. and Switzerland.

Noninterest expenses of € 980 million in the third quarter 2013 decreased by € 135 million, or 12%, compared to the third quarter 2012. The current quarter reflects the ongoing implementation of the OpEx program with lower OpEx related cost-to-achieve than in the prior year quarter as well as lower compensation and non-compensation costs. Furthermore, litigation related expenses have also decreased in the third quarter 2013 compared to the prior year quarter.

Income before income taxes was € 283 million in the third quarter 2013, an increase of € 170 million, or 151%, compared to the third quarter 2012. This reflects a solid revenue performance and our progress on OpEx as well as lower litigation related expenses.

In the third quarter 2013, invested assets decreased by € 9 billion to € 934 billion, primarily due to foreign exchange rate movements and outflows of low margin assets, partially offset by positive market effects.

Deutsche Bank	Management Report	11
Interim Report as of September 30, 2013	Operating and Financial Review

2013 to 2012 Nine Months Comparison

DeAWM benefited from the rise of equity and bond markets which was leading to signs of re-emerging client confidence. Costs excluding restructuring activities and insurance policyholder claims in Abbey Life have been positively impacted by ongoing OpEx measures.

In DeAWM net revenues in the first nine months 2013 were € 3.5 billion, an increase of € 175 million, or 5%, compared to the same period 2012. Discretionary portfolio management/fund management increased by € 95 million, or 6%, due to a higher asset under management base as compared with the prior-year period. Net revenues from advisory/brokerage services were up € 18 million, or 3%, driven by higher client activity levels. In credit products, revenues decreased by € 27 million, or 9%, more than offset by € 29 million, or 16%, higher revenues from deposits and payment services. Net revenues from other products increased by € 60 million, or 8%, versus the 2012 comparison period, mainly due to mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, largely offset in noninterest expenses.

Provision for credit losses was € 14 million in the first nine month 2013 and nearly stable compared to the same period last year.

Noninterest expenses of € 2.9 billion were in line with the prior year period. Higher cost-to-achieve related to the OpEx program and the aforementioned effects from Abbey Life were offset by lower compensation and non-compensation costs reflecting the ongoing implementation of the OpEx program.

Income before income taxes in the first nine months of 2013 increased by € 171 million, or 41%, versus the 2012 comparison period.

As of September 30, 2013, invested assets were € 934 billion and remained nearly unchanged compared to December 31, 2012.

Deutsche Bank	Management Report	12
Interim Report as of September 30, 2013	Operating and Financial Review

Private & Business Clients Corporate Division (PBC)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %
Net revenues:

Global credit products	785	784	1	0	2,367	2,308	59	3

Deposits	732	773	(41)	(5)	2,234	2,388	(153)	(6)

Payments, cards & account products	259	259	0	0	765	756	9	1

Investment & insurance products	263	263	1	0	884	845	40	5

Other products	283	354	(71)	(20)	904	838	66	8

Total net revenues	2,323	2,434	(111)	(5)	7,155	7,134	20	0

Provision for credit losses	171	189	(18)	(9)	476	564	(88)	(16)

Total noninterest expenses	1,805	1,841	(36)	(2)	5,341	5,323	18	0
thereof:
Impairment of intangible assets	0	0	0	N/M	0	10	(10)	N/M

Noncontrolling interests	0	0	0	N/M	0	15	(15)	(97)

Income before income taxes	347	404	(58)	(14)	1,336	1,232	105	9

Breakdown of PBC by business

Private & Commercial Banking:

Net revenues	901	927	(25)	(3)	2,757	2,833	(77)	(3)

Provision for credit losses	26	41	(15)	(36)	67	114	(48)	(42)

Noninterest expenses	801	793	8	1	2,372	2,256	116	5

Income before income taxes	74	93	(19)	(20)	318	463	(144)	(31)

Advisory Banking International:

Net revenues	506	517	(11)	(2)	1,541	1,467	74	5

Provision for credit losses	60	57	3	4	176	160	17	11

Noninterest expenses	292	331	(39)	(12)	845	916	(71)	(8)

Income before income taxes	155	129	25	20	520	392	128	33

Postbank:[1]

Net revenues	915	990	(75)	(8)	2,857	2,834	23	1

Provision for credit losses	85	90	(5)	(6)	233	290	(57)	(20)

Noninterest expenses	712	717	(5)	(1)	2,125	2,152	(27)	(1)

Noncontrolling interests	0	0	0	N/M	0	15	(15)	N/M

Income before income taxes	117	182	(64)	(35)	498	377	121	32

N/M – Not meaningful

[1]	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

2013 to 2012 Three Months Comparison

For PBC the low interest rate environment and the muted client investment activity in Germany remain challenging, while the lending environment remains benign with provision for credit losses at a low level.

Net revenues in PBC decreased by € 111 million, or 5%, to € 2.3 billion, compared to the third quarter 2012. Other product revenues decreased by € 71 million, or 20%, compared to the third quarter 2012. The decrease was driven by lower revenues from Postbank’s investment securities portfolio, lower revenues from our activities in asset and liability management and lower releases of loan loss allowances recorded at Postbank prior to consolidation (which are shown as interest income). Net revenues from deposits decreased by € 41 million, or 5%, compared to the third quarter 2012, due to a reduction of volumes and reduced margins in a low interest rate environment. Net revenues from investment & insurance products were essentially unchanged compared to the third quarter 2012. Higher revenues in Advisory Banking International were compensated by lower revenues in Germany. Net revenues from credit products increased by € 1 million, compared to the third quarter 2012. Net revenues from payments, cards & accounts were essentially unchanged compared to the third quarter 2012.

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Interim Report as of September 30, 2013	Operating and Financial Review

Provision for credit losses decreased by € 18 million, or 9%, versus the third quarter 2012. This excludes releases from Postbank-related loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income. Provision for credit losses benefited from a favorable environment in Germany.

Noninterest expenses decreased by € 36 million, or 2%, to € 1.8 billion, compared to the third quarter 2012. Cost reductions were partly compensated by € 17 million higher cost-to-achieve related to the Postbank integration and other measures as part of our OpEx program. Excluding cost-to-achieve, noninterest expenses decreased by € 53 million, compared to the third quarter 2012. The third quarter of 2012 included a negative impact from a provision related to the Hua Xia Bank credit card cooperation. Allocated infrastructure expenses increased compared to the third quarter 2012.

Income before income taxes decreased by € 58 million, or 14%, compared to the third quarter 2012, mainly driven by lower revenues.

Invested assets were unchanged versus June 30, 2013, with € 2 billion net outflows, mainly in deposits, and € 3 billion market appreciation offsetting each other.

2013 to 2012 Nine Months Comparison

The low interest rate environment in the first nine months of the year impacted the deposit business. The credit business reported favorable revenues and lower credit loss provisioning, both mainly benefiting from a continued benign credit environment in Germany.

Net revenues in PBC increased by € 20 million versus the first nine months of 2012 to € 7.2 billion, driven by higher revenues across all products, except deposits. Revenues from credit products increased by € 59 million, or 3%, compared to the first nine months of 2012 due to higher credit volumes in a low interest environment. Other product revenues increased by € 66 million, or 8%, compared to the first nine months of 2012. The increase was driven by higher equity pick-ups related to our Hua Xia Bank stake and positive non-operating revenues related to Postbank. Net revenues from Investment & insurance products increased by € 40 million, or 5%, compared to the first nine months of 2012, benefiting from a stronger first half year. Net revenues from Payments, cards & accounts increased by € 9 million, or 1%, compared to the first nine months of 2012. Net revenues from Deposits decreased by € 153 million, or 6%, compared to the first nine months of 2012, due to reduced margins resulting from a persisting low interest rate environment and a reduction of volumes.

Provision for credit losses decreased by € 88 million, or 16%, versus the first nine months 2012. This excludes releases from Postbank-related loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income. Provision for credit losses benefited from a favorable environment in Germany. In Advisory Banking International, provisions for credit losses were up in a difficult environment by € 17 million, mainly in Italy.

Noninterest expenses increased by € 18 million compared to the first nine months of 2012 to € 5.3 billion. This includes € 69 million higher cost-to-achieve related to the Postbank integration and other measures as part of our OpEx program. The first nine months of 2013 included a positive impact from the release during the second quarter of the aforementioned provision related to the Hua Xia Bank credit card cooperation. Allocated infrastructure expenses increased compared to the first nine months 2012.

Income before income taxes increased by € 105 million, or 9%, compared to the first nine months of 2012, mainly driven by lower provision for credit losses.

Invested assets decreased by € 8 billion versus December 31, 2012, due to € 10 billion net outflows, mainly in deposits.

Deutsche Bank	Management Report	14
Interim Report as of September 30, 2013	Operating and Financial Review

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %
Net revenues	367	397	(30)	(8)	987	1,054	(67)	(6)

Provision for credit losses	238	300	(62)	(21)	500	529	(29)	(6)

Total noninterest expenses	1,311	607	704	116	2,566	1,782	784	44
thereof:
Restructuring activities	1	2	(1)	(68)	3	2	1	51
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	1	(3)	4	N/M	0	18	(18)	N/M

Income (loss) before income taxes	(1,183)	(507)	(676)	133	(2,078)	(1,274)	(804)	63

N/M – Not meaningful

2013 to 2012 Three Months Comparison

De-risking activity continued in the third quarter of 2013 generating a marginal net gain in the period. Net revenues for the NCOU in the reporting period decreased by € 30 million, or 8%, to € 367 million, driven by lower portfolio revenues in line with a reduction of 43 % in assets year on year. This was partially offset by de-risking gains and one-off items in the current period.

Provision for credit losses in the third quarter 2013 decreased by € 62 million compared to the third quarter 2012, predominantly driven by lower provisions for IAS 39 reclassified exposures.

Noninterest expenses in the third quarter of 2013 were € 1.3 billion. The increase of € 704 million was driven by additional legal provisions largely relating to legacy U.S. RMBS business. The reporting period included € 293 million of expenses relating to the regular course of business of operating assets, such as The Cosmopolitan of Las Vegas, Maher Terminals and BHF-BANK.

The loss before income taxes increased by € 676 million, versus the same quarter in 2012, primarily driven by litigation related reserves.

The pro forma CRD 4 RWA equivalent capital demand has reduced during the third quarter 2013 by € 18 billion with associated adjusted balance sheet reduction of € 7 billion. The movement in this quarter includes a transfer of € 7 billion operational risk RWA to the Core Bank following a review and recalibration by Risk Management. The Basel 2.5 RWA equivalent capital demand reduction in the third quarter 2013 amounted to € 15 billion.

2013 to 2012 Nine Months Comparison

During the first nine months of 2013, NCOU has successfully accelerated the de-risking strategy. Significant disposals of wholesale assets in the former CB&S business have been supplemented by credit derivative protection commutations with lower-rated counterparties in the monoline portfolio plus the sale of underlying bonds. The program has also targeted Postbank’s legacy investment portfolio, most recently focusing on GIIPS exposure. Further risk reduction measures concentrated within the credit correlation portfolio have also generated notable capital benefits. Asset de-risking in 2013 has delivered net gains, reflecting an approach focused on identifying key transactions in constructive market conditions.

Net revenues of € 987 million in the NCOU were € 67 million, or 6%, lower in 2013 compared to the same period in 2012. Portfolio revenues in 2013 have declined in line with asset reductions, although this has been partially offset by de-risking gains. The prior period included a € 257 million impairment related to our previously held exposure in Actavis Group.

Provision for credit losses in the first nine months 2013 decreased by € 29 million driven by lower provisions for IAS 39 reclassified exposures.

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Interim Report as of September 30, 2013	Operating and Financial Review

Noninterest expenses for the nine months of 2013 were € 2.6 billion, an increase of € 784 million, or 44%, compared to the first nine months in 2012 driven by litigation-related expenses. The reporting period included € 893 million expenses relating to the regular course of business of operating assets, such as The Cosmopolitan of Las Vegas, Maher Terminals and BHF-BANK.

The loss before income taxes was € 2.1 billion, an increase of € 804 million compared to the prior year. Higher expenses were the main driver, however each period continues to be impacted by the timing and nature of specific items.

The pro forma CRD 4 RWA equivalent capital demand has reduced during 2013 by € 44 billion with associated adjusted balance sheet reduction of € 29 billion. The Basel 2.5 RWA equivalent capital demand reduction in the first nine months of 2013 was € 32 billion.

Consolidation & Adjustments (C&A)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %	Sep 30, 2013	Sep 30, 2012	Absolute Change	Change in %
Net revenues	(168)	(410)	242	(59)	(595)	(846)	251	(30)

Provision for credit losses	0	1	(1)	N/M	0	1	(1)	N/M

Noninterest expenses	(6)	(111)	105	(95)	37	(1)	38	N/M

Noncontrolling interests	(10)	(6)	(4)	60	(20)	(48)	28	(58)

Income (loss) before income taxes	(152)	(293)	141	(48)	(612)	(798)	186	(23)

N/M – Not meaningful

2013 to 2012 Three Months Comparison

Loss before income taxes in C&A was € 152 million in the third quarter 2013 and € 293 million in the prior year quarter. This development was predominantly attributable to timing differences from different accounting methods used for management reporting and IFRS, which amounted to negative € 58 million in the current quarter, compared to negative € 273 million in the third quarter 2012. Mark-to-market valuation effects of U.S. dollar/ euro basis swaps related to our funding did not lead to a significant result in the current quarter, reflecting widened U.S. dollar/euro basis swap spreads. Prior year quarter included negative effects of approximately € 135 million. In addition, the third quarter 2012 was impacted by negative effects of approximately € 90 million from different accounting methods related to economically hedged short-term positions. Due to risen mid- to long-term euro and U.S. dollar yield curves these effects did not have a significant impact in the current quarter. Results in the prior year quarter also included a credit for the UK bank levy due to the application of a related double tax treaty, which more than offset the accrual for the German bank levy.

2013 to 2012 Nine Months Comparison

In C&A, loss before income taxes was € 612 million in the first nine months 2013 compared to a loss of € 798 million in the first nine months 2012. This development was primarily driven by effects from different accounting methods used for management reporting and IFRS, which amounted to negative € 226 million in the first nine months 2013, compared to negative € 653 million in the same period for 2012. Main drivers were also the aforementioned mark-to-market valuation effects of U.S. dollar/euro basis swaps related to our funding and effects from different accounting methods used for economically hedged short-term positions. In addition, the first nine months in 2012 included positive effects from interest on taxes.

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Interim Report as of September 30, 2013	Operating and Financial Review

Financial Position

in € m. (unless stated otherwise)	Sep 30, 2013	Dec 31, 2012	Absolute Change	Change in %

Cash and due from banks	16,965	27,877	(10,912)	(39)

Interest-earning deposits with banks	97,501	120,637	(23,135)	(19)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	59,090	60,583	(1,494)	(2)

Trading assets	219,247	254,459	(35,212)	(14)

Positive market values from derivative financial instruments	576,237	768,353	(192,116)	(25)

Financial assets designated at fair value through profit or loss	182,641	187,027	(4,386)	(2)
thereof:
Securities purchased under resale agreements	112,676	124,987	(12,312)	(10)
Securities borrowed	32,159	28,304	3,855	14

Loans	381,779	397,377	(15,598)	(4)

Brokerage and securities related receivables	147,460	97,312	50,148	52

Remaining assets	107,051	108,650	(1,598)	(1)

Total assets	1,787,971	2,022,275	(234,304)	(12)

Deposits	537,330	577,210	(39,880)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	20,784	39,310	(18,526)	(47)

Trading liabilities	61,279	54,400	6,879	13

Negative market values from derivative financial instruments	553,425	752,652	(199,226)	(26)

Financial liabilities designated at fair value through profit or loss	92,253	110,409	(18,156)	(16)
thereof:
Securities sold under repurchase agreements	72,984	82,267	(9,283)	(11)
Securities loaned	2,575	8,443	(5,868)	(70)

Other short-term borrowings	65,479	69,661	(4,182)	(6)

Long-term debt	141,667	157,325	(15,658)	(10)

Brokerage and securities related payables	178,695	127,456	51,239	40

Remaining liabilities	80,293	79,612	681	1

Total liabilities	1,731,206	1,968,035	(236,829)	(12)

Total equity	56,765	54,240	2,526	5

Movements in Assets

The decrease of € 234 billion as of September 30, 2013 compared with December 31, 2012 was primarily driven by a € 192 billion reduction in positive market values from derivative financial instruments. This was predominantly related to interest-rate derivatives and shifts in U.S. dollar, euro and pound sterling yield curves during the year.

Cash and due from banks as well as interest-earning deposits with banks decreased in the same period by € 11 billion and € 23 billion, respectively. This was primarily due to managed reductions in our wholesale funding activities, other deposits and long-term debt, as well as liquidity reserve optimization.

The decline of trading assets by € 35 billion in the first nine months of 2013, mainly in debt securities, was primarily driven by active inventory reductions as part of the de-leveraging initiative.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, have decreased by € 10 billion in total, primarily resulting from collateral optimization initiatives.

These decreases were partly offset by a € 50 billion increase in brokerage and securities related receivables, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

Foreign exchange rate movements (included in the figure above), in particular the significant weakening of the U.S. dollar during the third quarter and the Japanese yen throughout the year versus the euro, contributed € 37 billion to the reduction of our balance sheet in the first nine months 2013.

Deutsche Bank	Management Report	17
Interim Report as of September 30, 2013	Operating and Financial Review

Movements in Liabilities

As of September 30, 2013, total liabilities decreased by € 237 billion compared to year-end 2012.

Negative market values from derivative financial instruments declined by € 199 billion, primarily related to shifts in U.S. dollar, euro, and pound sterling yield curves in the first nine months of 2013, which mainly impacted interest-rate derivatives.

Deposits were down by € 40 billion, driven by the aforementioned reductions in our wholesale funding activities and reductions in our retail and transaction banking businesses from their year-end peaks.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have decreased by € 34 billion in total, primarily stemming from reduced secured funding requirements in line with reduction in inventory and reverse repo balances.

The € 16 billion decrease in long-term debt reflects the concentration of 2013 maturities in the first half of the year 2013 as well as other debt management activities.

Similar to the corresponding movement in our assets, brokerage and securities related payables were up € 51 billion compared with December 31, 2012.

Equity

Total equity as of September 30, 2013 increased by € 2.5 billion compared to December 31, 2012. The main factors contributing to this development were a capital increase of € 3.0 billion from the issuance of 90 million new common shares on April 30, 2013 and net income attributable to Deutsche Bank shareholders of € 2.0 billion. Partly offsetting were negative effects from exchange rate changes of € 768 million mainly related to the U.S. dollar, cash dividends paid to Deutsche Bank shareholders of € 764 million and remeasurement losses related to defined benefit plans of € 723 million, which are recorded in retained earnings.

Regulatory Capital

Starting December 31, 2011, the calculation of our regulatory capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”.

Tier 1 capital as of September 30, 2013 was € 52.6 billion, € 2.1 billion higher than at the end of 2012, resulting in a Tier 1 capital ratio of 17.0 % as of September 30, 2013, up from 15.1 % at December 31, 2012. Common Equity Tier 1 capital increased in the first nine months of 2013 by € 2.3 billion to € 40.3 billion, resulting in a Common Equity Tier 1 capital ratio of 13.0 % as of September 30, 2013, compared with 11.4 % at the end of 2012.

The increase in Tier 1 capital and Common Equity Tier 1 capital (also referred to as Core Tier 1 capital) in the first nine months of 2013 resulted from the aggregate gross proceeds of our share issuance in the second quarter amounting to € 3.0 billion and the first nine months’ net income attributable to Deutsche Bank shareholders of € 2.0 billion. Counter effects with negative impact resulted from cumulative currency translation effects shown under other comprehensive income of € 768 million, the dividend accrual for nine months of € 573 million, from remeasurement losses related to defined benefit plans of € 723 million and from the net negative change in share awards of € 422 million.

Risk-weighted assets were € 310 billion as of September 30, 2013, € 24.0 billion lower than at the end of 2012, largely reflecting reductions in credit risk. Risk-weighted assets for credit risk decreased by € 20.3 billion, mostly due to asset sales and hedging as well as advanced model roll outs. The decrease was partly offset by organic growth in the Core Bank. Additionally, risk-weighted assets for market risk decreased by € 1.6 billion mainly driven by lower risk levels in relation to our internal stressed value-at-risk model as well as a result of

Deutsche Bank	Management Report	18
Interim Report as of September 30, 2013	Operating and Financial Review

process and liquidity improvements in our Comprehensive Risk model. Risk-weighted assets for operational risk decreased to € 50 billion as of September 30, 2013, compared with € 52 billion at year-end 2012, mainly owing to the integration of Postbank into the Deutsche Bank Group AMA model.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of September 30, 2013 and December 31, 2012 the carrying value of reclassified assets was € 10.8 billion and € 17.0 billion, respectively, compared with a fair value of € 10.2 billion and € 15.4 billion as of September 30, 2013 and December 31, 2012, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages [1,2]	Sep 30, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA [3]	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]

AA Monolines:[4]
Other subprime	98	30	(6)	24	112	47	(11)	36
Alt-A	2,614	905	(122)	783	3,011	1,181	(191)	990

Total AA Monolines	2,712	935	(128)	807	3,123	1,228	(202)	1,026

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € nil as of September 30, 2013 and € 11 million as of December 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Other Monoline exposure[1,2]	Sep 30, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]

AA Monolines:[4]
TPS-CLO	1,617	333	(51)	282	2,441	575	(101)	474
CMBS	1,064	1	0	1	1,092	2	0	2
Student loans	290	0	0	0	297	29	(3)	26
Other	684	159	(60)	99	882	274	(127)	147

Total AA Monolines	3,655	493	(111)	382	4,712	880	(231)	649

Non Investment- Grade Monolines:[4]
TPS-CLO	386	79	(14)	65	455	147	(40)	107
CMBS	1,977	18	(1)	17	3,377	92	(28)	64
Corporate single name/Corporate CDO	0	0	0	0	12	0	0	0
Student loans	614	127	(14)	113	1,284	534	(170)	364
Other	938	98	(36)	62	1,084	185	(66)	119

Total Non Investment- Grade Monolines	3,915	322	(65)	257	6,212	958	(304)	654

Total	7,570	815	(176)	639	10,924	1,838	(535)	1,303

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 17 million as of September 30, 2013, and € 40 million as of December 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

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Interim Report as of September 30, 2013	Operating and Financial Review

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Significant Transactions

BHF-BANK

On September 20, 2012, we announced that we have reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Given the uncertainty created by outstanding substantive approvals, we do not consider held for sale classification appropriate as of September 30, 2013 and will not reclassify the disposal group as held for sale until such approvals are given.

Events after the Reporting Date

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

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Interim Report as of September 30, 2013	Risk Report

Risk Report

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged since year-end 2012, can be found in our Financial Report 2012.

General Approach

The qualitative and quantitative risk disclosures provide a comprehensive view on the risk profile of Deutsche Bank Group. All quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates September 30, 2013 and December 31, 2012.

With the legally enforceable domination agreement between Deutsche Bank and Postbank in place since September 2012, Postbank’s risk management function has been functionally integrated with ours, specifically via aligned reporting lines, joint committee structures and integrated group-wide policies. Statements regarding risk management hence generally refer to the Group including Postbank. In limited instances where differing approaches remain or where a consolidated view for quantitative information cannot be presented, this is separately highlighted.

CRR/CRD 4

In the European Union, the Regulation on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation, or “CRR”) and the Directive on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Capital Requirements Directive 4, or “CRD 4”) implementing Basel 3 were passed on June 27, 2013. They represent the new regulatory framework regarding capital, leverage and liquidity ratios. The new capital rules are applicable starting January 1, 2014, while liquidity and leverage are expected to apply from 2015 and 2018 respectively. Although we make use of the terms from the CRR/CRD 4 framework in the following section and tables on capital adequacy and regulatory capital, amounts disclosed are still based on the Basel 2.5 framework, unless stated otherwise.

We provide details on our respective CRR/CRD 4 capital and leverage ratio application in the respective paragraph within the section “Other Financial Information – Non-GAAP Financial Measures” as well as provide further details to our leverage ratio calculation in the section “Risk Report – Balance Sheet Management”.

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force (“EDTF”), of which we are a member, was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. Although we have incorporated nearly all recommended disclosures into the year-end reporting for 2012 we chose to focus only on the most relevant for the quarterly reportings.

Scope of Consolidation

The following risk disclosures providing quantitative information are presented in accordance with International Financial Reporting Standards (IFRS). Consequently, the disclosure is generally based on the IFRS principles of valuation and consolidation. However, for a few disclosures, regulatory principles of consolidation are relevant and differ from those applied for our financial statements. These are described in more detail in our Financial Report 2012. Where the regulatory relevant scope is used, this is explicitly stated.

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Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk and liquidity risk. We manage the identification, assessment and mitigation of top and emerging risks through a rigorous governance process and robust risk management tools and processes. Our proactive approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals, and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential re-escalation of the European sovereign debt crisis, the impact of a potential recurrence of the U.S. fiscal stalemate, a potential slowdown in Asian growth and the potential risk of a geopolitical shock. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The year 2012 saw increased regulation in the financial services industry and the first three quarters of 2013 have confirmed that this trend is likely to persist through year-end. We are focused on ensuring that we continue to act proactively in identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

Risk Management Executive Summary

The overall focus of Risk and Capital Management throughout the first nine months in 2013 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting our strategic management initiatives. This approach is reflected across the different risk metrics summarized below.

Credit Risk Summary

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In our efforts to manage the ongoing volatile macroeconomic environment we have adhered to core credit principles of proactive and prudent risk management through maintenance of rigid underwriting standards, active concentration risk management and risk mitigation strategies.

—

The global growth outlook gathered momentum in the third quarter, driven by Europe and the U.S., although Emerging Markets came under some pressure from rising (subsequently unfulfilled) expectations of the tapering down of the U.S. quantitative easing policy. In line with this, and supported by our diversified and predominantly investment-grade-rated portfolio and active de-risking of more vulnerable assets, credit losses remained contained.

—

Provision for credit losses in the first nine months of 2013 was € 1.3 billion, an increase of € 52 million or 4 % compared with the same period of 2012. The provision for credit losses in our Core Bank amounted to € 840 million in the first nine months of 2013, an increase of € 81 million, or 11%, compared to the same period of 2012, mainly driven by a single client credit event in GTB along with higher provisions in CB&S. Lower provisions in PBC mainly reflecting the continued robust performance in the German retail portfolio due to the favorable credit environment partly offset the overall increase. Provision for credit losses in our NCOU decreased by € 29 million to € 500 million primarily driven by lower charges for IAS 39 reclassified assets.

—	Our corporate credit loan exposure decreased by 8 % or € 18.5 billion in the first nine months of 2013 in part due to a reduction in IAS 39 reclassified exposures including sales and currency changes.

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—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 72 % at September 30, 2013, marginally lower compared with December 31, 2012.
—

The economic capital usage for credit risk decreased to € 12.1 billion as of September 30, 2013, compared with € 12.6 billion at year-end 2012 reflecting process enhancements and reduced exposures, primarily in NCOU, partially offset by increases from the internal model recalibration.

Market Risk Summary

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Nontrading market risk economic capital usage totalled € 9.2 billion as of September 30, 2013, compared with € 8.5 billion at year-end 2012. The increase was primarily driven by methodology changes for structural foreign exchange risk and longevity risk in pension plans which were partially offset by de-risking activities in NCOU.

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The economic capital usage for trading market risk totalled € 5.2 billion as of September 30, 2013, compared with € 4.7 billion at year-end 2012. This was mainly driven by short term increases in single name default exposure at the period end.

—

The average value-at-risk of our trading units was € 53.9 million during the first nine months of 2013, compared to € 57.1 million for the full year 2012. The decrease was driven by reductions across most asset classes but particularly credit spread risk in the third quarter.

Operational Risk Summary

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The economic capital usage for operational risk increased to € 5.2 billion as of September 30, 2013, compared to € 5.0 billion at year-end 2012. This is mainly driven by increased Deutsche Bank specific and industry-wide operational risk loss profiles. The related operational risk losses that have materialised and give rise to the increased economic capital usage are largely due to the culmination of litigation stemming from the events of the last decade. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

—

The execution of our divestment strategy in NCOU, where we already brought down our balance sheet significantly and strengthened our litigation related reserves measurably, triggered a review of the operational risk capital allocation. As NCOU is winding down we anticipate operational risks being significantly lower there, so in our AMA model we concluded to allocate € 892 million economic capital and € 7 billion RWA away from NCOU and to our Core businesses in the third quarter 2013.

Liquidity Risk Summary

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Liquidity reserves were € 209 billion as of September 30, 2013 (compared with € 232 billion as of December 31, 2012), which support a comfortable net liquidity position under stress. The reduction in liquidity reserves is largely in line with the reduction in our short term wholesale funding.

—	Funding plan of up to € 18 billion for the full year 2013 has been completed (including € 3 billion ex-rights capital increase in second quarter 2013).
—	65 % of our overall funding came from the funding sources we categorize as the most stable including capital markets issuance and equity, retail and transaction banking deposits.

Capital Management Summary

—	The Common Equity Tier 1 capital (formerly: Core Tier 1 capital) ratio was 13.0 % as of September 30, 2013, compared with 11.4 % at year-end 2012.
—

Risk-weighted assets decreased by € 24 billion to € 310 billion as of September 30, 2013, compared with € 334 billion at year-end 2012, mainly driven by a € 20 billion decrease in risk-weighted assets from credit risk, primarily due to asset sales and hedging as well as advanced model roll outs.

—	The internal capital adequacy ratio increased to 167 % as of September 30, 2013, compared with 158 % as of December 31, 2012.
—

After achieving a CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio of 7.8 % by year-end 2012, our CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio increased to 9.7 % as of September 30, 2013.

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Balance Sheet Management Summary

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As of September 30, 2013, our adjusted leverage ratio was 19 and decreased compared with 22 at year-end 2012. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 31 as of September 30, 2013, also a decrease compared with 37 at year end 2012.

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Following the publication of the CRR/CRD 4 on June 27, 2013, we have reassessed our leverage ratio calculation according to the future legally binding framework. As of September 30, 2013, our leverage ratio was 3.1%, taking into account Tier 1 capital on an adjusted fully loaded basis of € 46.5 billion over an applicable exposure measure of € 1,519 billion. The adjusted Tier 1 capital fully loaded comprises pro forma fully loaded Common Equity Tier 1 capital plus all eligible Additional Tier 1 capital outstanding under the phase-in methodology, including new eligible Additional Tier 1 capital which we expect to issue to compensate the phase out of non-eligible Tier 1 capital.

Risk Profile

Our mix of various business activities implies diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before cross-risk effects on group level. The changes from year-end 2012 mainly reflect offsetting effects of our de-risking strategy and methodology updates across risk types.

Risk profile of our business areas as measured by total economic capital

	Sep 30, 2013
	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	16	7	2	13	5	0	12,141	43

Market Risk	18	1	6	12	7	7	14,326	50

Operational Risk	9	0	2	3	4	0	5,189	18

Diversification Benefit	(7)	(1)	(2)	(3)	(4)	0	(4,631)	(16)

Business Risk	4	0	0	0	1	0	1,466	5

Total EC in € m.	11,480	2,173	2,220	6,985	3,857	1,775	28,490	100
in %	40	8	8	25	14	6	100	0

	Dec 31, 2012
	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	16	6	1	13	8	0	12,574	44

Market Risk	14	1	5	11	10	5	13,185	46

Operational Risk	7	0	2	1	7	0	5,018	17

Diversification Benefit	(5)	0	(2)	(2)	(6)	0	(4,435)	(15)

Business Risk	7	0	0	0	1	0	2,399	8

Total EC in € m.	11,118	1,781	2,009	6,720	5,782	1,331	28,741	100
in %	39	6	7	23	20	5	100	0

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Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading activities, in particular market risk from position taking and credit risk primarily from derivatives exposure. Further credit risks originate from lending to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively.

Global Transaction Banking (GTB) has the lowest risk (as measured by economic capital) of all our segments. GTB’s focus on trade finance implies that the vast majority of its risk originates from credit risk with a small portion from market risk mainly in relation to derivative positions.

The main risk driver of Deutsche Asset & Wealth Management’s (DeAWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise DeAWM’s advisory and commission focused business attracts primarily operational risk.

In contrast to this, Private & Business Clients’ (PBC) risk profile is comprised of credit risk from retail and small and medium-sized enterprises (SMEs) lending and nontrading market risk from Postbank’s investment portfolio.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking.

The execution of our divestment strategy in NCOU has resulted in a reduced balance sheet, and we have also increased litigation related reserves during the course of the year. This development triggered a review of our operational risk allocation framework. In line with the NCOU business wind down, we reallocated economic capital for operational risk amounting to € 892 million to our Core Bank. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

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Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

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Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Sep 30, 2013
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	37,131	19,744	8,794	16,961	36,369	118,998

iA	0.04-0.11%	41,495	34,064	19,423	15,207	5,743	115,934

iBBB	0.11-0.50%	50,907	37,425	20,771	6,954	3,396	119,454

iBB	0.50-2.27%	45,634	26,066	11,574	5,143	1,115	89,531

iB	2.27-10.22%	16,883	12,213	4,114	981	436	34,627

iCCC and below	10.22-100%	11,533	1,268	2,027	39	121	14,987

Total		203,583	130,780	66,702	45,286	47,180	493,532

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.4 billion as of September 30, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 11.2 billion as of September 30, 2013.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2012
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	49,386	20,233	9,064	23,043	30,054	131,780

iA	0.04-0.11%	42,611	37,456	19,192	22,308	8,186	129,753

iBBB	0.11-0.50%	53,539	37,754	21,304	7,713	3,788	124,098

iBB	0.50-2.27%	45,624	22,631	11,457	5,778	1,749	87,239

iB	2.27-10.22%	17,997	10,068	4,886	2,415	227	35,593

iCCC and below	10.22-100%	12,907	1,515	2,455	1,187	151	18,215

Total		222,064	129,657	68,358	62,444	44,155	526,678

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 6.1 billion as of December 31, 2012.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease in our corporate credit exposure during the first nine months of 2013 of € 33.1 billion or 6 % which primarily reflects decreases in loans of € 18.5 billion, OTC derivatives of € 17.2 billion and contingent liabilities of € 1.7 billion, partly offset by increases in irrevocable commitments of € 1.1 billion and debt securities available for sale of € 3.0 billion. The decrease in loans was mainly due to a reduction in IAS 39 reclassified exposures including sales, FX effects as well as managed reductions as part of the de-leveraging initiative. Lower exposures in OTC derivatives were mainly driven by process enhancements regarding netting of positive and negative market values and offsetting of reserves with positive market values in the third quarter 2013, as well as shifts in U.S. dollar, euro and pound sterling yield curves over the first nine months of 2013. The increase in irrevocable commitments and debt securities available for sale was mainly from exposure changes.

Counterparty Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented exclude the transitional adjustment according to section 64h (3) of the German Banking Act. The comparison period has been adjusted accordingly. Quantitative information presented follows the regulatory scope of consolidation.

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the German solvency regulation (SolvV), based on respective approvals received from BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover,

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we apply the foundation IRBA for a portion of Postbank’s IRBA eligible credit portfolios, for which Postbank received respective BaFin approvals in recent years. Exposures which we do not treat under the advanced or the foundation IRBA are allocated either to “Other IRBA Exposure” or to the “Standardized Approach”.

We have always met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA according to Section 67 SolvV. Nevertheless, because institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios of small size temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank.

As a result of further advanced IRBA audit processes we obtained BaFin approvals for five additional rating systems within the exposure class “retail” in the first nine months of 2013. Overall, this allows us the usage of 68 internally developed rating systems for regulatory capital calculation purposes with respect to our counterparty credit exposures excluding Postbank. Subsequent to respective audit processes Postbank obtained BaFin approvals for three rating systems to start applying the advanced IRBA within the exposure classes “institutions” and “corporates”. In this regard BaFin also granted approvals for three rating systems to PB Capital Corporation, which is now a direct subsidiary to Deutsche Bank AG, to also start applying the advanced IRBA within its exposure classes “institutions” and “corporates”.

The line item “Other exposures” contains predominantly collective investment undertakings, equity exposures and non-credit obligations treated under the other internal rating based approach as well as remaining exposures classes for the standardized approach which do not fall under central governments, institutions, corporates or retail.

EAD and RWA according to the model approaches applied to our credit risk portfolios

	Sep 30, 2013
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	81,923	4,547	68	22	0	0	98,355	333	180,347	4,902	392

Institutions	69,726	7,402	7,857	1,675	0	0	6,227	329	83,810	9,405	752

Corporates	274,902	86,683	7,223	4,474	12,778	6,747	22,730	15,688	317,632	113,592	9,087

Retail exposures secured by real estate property	152,829	22,226	0	0	0	0	5,106	2,243	157,935	24,469	1,958

Qualifying revolving retail exposures	4,649	646	0	0	0	0	0	0	4,649	646	52

Other retail exposures	33,729	14,111	0	0	0	0	8,639	5,976	42,368	20,087	1,607

Other exposures	0	0	0	0	7,751	10,319	23,357	15,204	31,108	25,523	2,042

Securitizations	54,186	8,774	0	0	0	0	2,362	1,267	56,548	10,041	803

Total	671,945	144,389	15,148	6,171	20,529	17,066	166,778	41,040	874,399	208,666	16,693

Thereof counterparty credit risk from	138,524	30,228	609	200	503	480	12,073	1,730	151,709	32,638	2,611

Derivatives	82,501	27,468	384	200	503	480	10,371	1,706	93,759	29,854	2,388

Securities financing transactions	56,023	2,760	225	0	0	0	1,702	24	57,950	2,783	223

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	Dec 31, 2012
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	103,199	3,762	112	35	0	0	100,612	379	203,923	4,176	334

Institutions	65,856	8,946	22,658	3,156	0	0	4,619	230	93,133	12,331	987

Corporates	281,190	81,646	11,936	7,349	17,672	10,957	26,392	18,640	337,191	118,593	9,487

Retail exposures secured by real estate property	145,828	20,164	0	0	0	0	6,253	2,728	152,080	22,891	1,831

Qualifying revolving retail exposures	4,550	623	0	0	0	0	0	0	4,550	623	50

Other retail exposures	32,716	15,259	0	0	0	0	10,604	6,564	43,320	21,823	1,746

Other exposures	0	0	0	0	9,937	11,635	27,526	22,098	37,462	33,733	2,699

Securitizations	62,549	13,325	0	0	0	0	2,720	1,457	65,269	14,782	1,183

Total	695,887	143,725	34,707	10,539	27,609	22,592	178,725	52,096	936,928	228,952	18,316

Thereof counterparty credit risk from	145,397	29,195	606	169	547	500	12,298	1,615	158,848	31,480	2,518

Derivatives	84,231	26,986	381	169	547	500	10,742	1,582	95,902	29,237	2,339

Securities financing transactions	61,166	2,210	225	0	0	0	1,555	34	62,946	2,244	179

The EAD in the exposure class “central governments” under the advanced IRBA decreased primarily due to lower levels of interest earning deposits with central banks.

Overall we saw a decrease in EAD within the exposure class “corporate” under the advanced IRBA, resulting from the ongoing reduction initiatives in NCOU in the first nine months of 2013. This was partly offset by growing business activities in GTB and Postbank’s application of the advanced IRBA for certain corporate exposures resulted in a corresponding shift of EAD from the foundation IRBA to the advanced IRBA. Contrarily to the EAD, the respective RWA in this segment increased as a result of Postbank applying the advanced IRBA for certain corporate exposures and the increased business activities within GTB which was offset only to a smaller extent by the de-risking initiative within NCOU due to the fact that as these exposures were highly collateralized resulting in a relatively low RWA impact.

The increase in EAD and RWA in the exposure class “retail exposures secured by real estate property” within the advanced IRBA was mainly due to an increase in our Mortgage Portfolio in the Private & Business Clients Corporate Division.

De-risking initiatives in our Non-Core Operations Unit (NCOU) achieved through asset sales in the first nine months of 2013 reduced the EAD and RWA in the securitisation segment under the advanced IRBA.

Moreover, the RWA decreased in the standardized approach primarily due to de-risking initiatives in our pension assets which are reflected in the exposure class “other exposure” in the first quarter of 2013.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including portfolios from Postbank. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poors rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

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EAD net for Advanced IRBA Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)		Sep 30, 2013					Dec 31, 2012

Internal rating	PD range in %[1]	EAD net	Average PD in %[2]	Average LGD in %	RWA	Average RW in %	EAD net	Average PD in %[2]	Average LGD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	5,469	0.03	38.08	619	11.31	6,209	0.03	21.99	332	5.35

iAA+	> 0.01 ≤ 0.02	4,865	0.03	20.79	269	5.54	4,018	0.03	31.40	290	7.23

iAA	> 0.02 ≤ 0.03	6,938	0.03	17.46	359	5.18	6,406	0.03	19.20	333	5.19

iAA-	> 0.03 ≤ 0.04	10,819	0.04	29.89	869	8.03	12,073	0.04	27.36	939	7.78

iA+	> 0.04 ≤ 0.05	11,599	0.05	30.71	1,444	12.45	12,553	0.05	30.89	1,543	12.29

iA	> 0.05 ≤ 0.07	15,238	0.07	29.39	2,218	14.56	14,201	0.07	30.99	2,152	15.16

iA-	> 0.07 ≤ 0.11	18,938	0.09	34.04	4,045	21.36	20,571	0.09	37.20	4,503	21.89

iBBB+	> 0.11 ≤ 0.18	18,337	0.14	31.94	4,687	25.56	18,108	0.14	32.92	4,676	25.82

iBBB	> 0.18 ≤ 0.30	17,988	0.22	30.49	5,937	33.01	19,811	0.23	27.15	5,121	25.85

iBBB-	> 0.30 ≤ 0.50	15,635	0.37	27.89	6,178	39.51	13,699	0.39	29.28	4,939	36.06

iBB+	> 0.50 ≤ 0.83	11,408	0.59	27.03	5,761	50.50	10,284	0.64	28.43	4,966	48.29

iBB	> 0.83 ≤ 1.37	11,564	1.01	24.54	6,422	55.53	10,388	1.07	24.13	5,331	51.32

iBB-	> 1.37 ≤ 2.27	9,016	1.72	22.58	5,247	58.20	13,386	1.76	23.01	6,191	46.25

iB+	> 2.27 ≤ 3.75	6,367	2.92	20.34	3,959	62.18	6,154	2.92	20.14	3,743	60.83

iB	> 3.75 ≤ 6.19	6,172	4.63	19.91	4,855	78.67	5,305	4.82	19.46	3,673	69.23

iB-	> 6.19 ≤ 10.22	3,666	7.58	16.47	2,715	74.06	3,362	7.95	19.71	2,731	81.26

iCCC+	> 10.22 ≤ 16.87	1,885	12.82	18.48	1,760	93.35	1,485	13.00	16.16	1,210	81.47

iCCC	> 16.87 ≤ 27.84	766	21.86	25.06	1,157	151.06	682	22.00	24.09	972	142.56

iCCC-	> 27.84 ≤ 99.99	896	31.00	14.01	732	81.78	1,612	31.00	6.88	637	39.53

Default	100.00	9,437	100.00	23.29	2,310	24.47	7,141	100.00	28.73	1,664	23.30

Total		187,006	5.88	27.63	61,543	32.91	187,450	4.94	27.98	55,958	29.85

[1]	Reflects the probability of default for a one year time horizon.
[2]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are significantly collateralized.

EAD levels over the reporting period are nearly unchanged and result mainly from two offsetting effects: The EAD increased based on portfolios newly assigned to the advanced IRBA from Postbank as well as growing activities in GTB with an offsetting effect from our de-risking initiative in the form of asset sales or hedging. At the same time the respective RWA contrarily showed an increase as the shift of Postbank’s corporate portfolios from the foundation to the advanced IRBA as well as the growing activities in GTB increased RWA which was offset only to a smaller extent by the de-risking initiative as these exposures were highly collateralized resulting in a relatively low RWA impact.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with Corporates. It excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

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EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative and SFTs)

in € m. (unless stated otherwise)		Sep 30, 2013				Dec 31, 2012
Internal rating	PD range in %[1]	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	31	0.03	5	15.31	37	0.03	6	15.31

iAA-	> 0.03 ≤ 0.04	0	0.00	0	0.00	13	0.04	2	18.44

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	585	0.06	129	22.09	225	0.06	50	22.12

iA-	> 0.07 ≤ 0.11	508	0.10	158	31.11	1,341	0.10	427	31.86

iBBB+	> 0.11 ≤ 0.18	833	0.15	330	39.63	1,194	0.15	469	39.30

iBBB	> 0.18 ≤ 0.30	1,695	0.23	850	50.14	2,938	0.23	1,481	50.41

iBBB-	> 0.30 ≤ 0.50	1,587	0.38	1,024	64.56	2,226	0.38	1,447	64.99

iBB+	> 0.50 ≤ 0.83	899	0.69	762	84.81	1,796	0.69	1,536	85.53

iBB	> 0.83 ≤ 1.37	366	1.23	380	103.61	634	1.23	663	104.64

iBB-	> 1.37 ≤ 2.27	117	2.06	143	122.67	291	2.06	357	122.63

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	211	3.78	305	144.20	77	3.78	115	149.52

iB-	> 6.19 ≤ 10.22	22	7.26	38	173.24	45	7.26	78	174.28

iCCC+	> 10.22 ≤ 16.87	0	0.00	0	0.00	10	12.76	19	198.09

iCCC	> 16.87 ≤ 27.84	77	18.00	205	264.78	160	18.00	452	282.66

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00	0	0.00	0	0.00

Default	100.00	83	100.00	0	0.00	551	100.00	0	0.00

Total		7,014	1.88	4,329	61.72	11,538	5.48	7,102	61.55

[1]	Reflects the probability of default for a one year time horizon.

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns relating to sovereign risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management” view, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined in our Financial Report 2012. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

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—

In our “country of domicile” view we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Sep 30, 2013	Dec 31, 2012
Greece	498	646

Ireland	716	1,443

Italy	18,052	19,068

Portugal	1,087	1,187

Spain	9,994	12,664

Total	30,348	35,008

Net credit risk exposure with certain eurozone countries is down € 4.7 billion since year-end 2012. This was mainly driven by decreases across Spain, Italy and Ireland from reductions in our NCOU portfolio as well as lower retail exposure in Italy and Spain. Cyprus credit exposure stands at € 28 million (risk management view) and will continue to be tightly managed.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically under collateral agreements, with the majority of Spanish financial institution exposure being covered bonds. Sovereign exposure is moderate and principally in Italy and Spain.

The following tables, which are based on the “country of domicile” view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not lend itself to a disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

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Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[2]
in € m.	Sep 30, 2013	Dec 31, 2012[1]	Sep 30, 2013	Dec 31, 2012	Sep 30, 2013	Dec 31, 2012	Sep 30, 2013	Dec 31, 2012	Sep 30, 2013	Dec 31, 2012	Sep 30, 2013	Dec 31, 2012
Greece
Gross	17	40	561	715	576	1,501	9	9	0	0	1,163	2,265
Undrawn	0	0	17	8	62	160	2	2	0	0	81	170
Net	17	39	52	67	84	356	2	3	0	0	155	465

Ireland
Gross	956	932	641	1,438	6,803	6,612	52	56	1,960[3]	4,300[3]	10,412	13,338
Undrawn	0	0	15	14	2,040	1,581	2	2	271[3]	366[3]	2,328	1,963
Net	457	400	441	1,016	5,152	4,768	8	7	1,954[3]	2,922[3]	8,011	9,113

Italy
Gross	6,058	3,059	5,982	7,154	8,304	8,740	19,676	20,291	671	149	40,691	39,393
Undrawn	0	1	960	809	3,762	3,162	181	261	2	0	4,905	4,233
Net	2,160	2,969	2,405	3,263	5,536	6,653	6,746	7,749	596	(51)	17,442	20,583

Portugal
Gross	181	258	422	456	1,303	1,548	2,281	2,375	63	33	4,250	4,670
Undrawn	0	0	40	52	122	188	33	5	0	0	196	245
Net	181	153	369	322	774	769	314	501	63	32	1,702	1,777

Spain
Gross	1,134	1,659	4,092	5,605	9,023	10,296	10,788	11,106	607	221	25,644	28,887
Undrawn	35	0	950	563	2,922	2,684	526	547	3	0	4,438	3,794
Net	1,131	1,659	2,814	3,683	6,430	7,683	1,681	1,789	555	149	12,610	14,963

Total gross	8,347	5,948	11,699	15,368	26,009	28,697	32,805	33,837	3,300	4,703	82,160	88,553
Total undrawn	36	1	1,982	1,446	8,909	7,775	745	817	276	366	11,947	10,405
Total net [4]	3,946	5,220	6,079	8,351	17,976	20,229	8,751	10,049	3,168	3,052	39,920	46,901

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2012. There are no other sovereign related impaired exposures included.
[2]	Approximately 62 % of the overall exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[4]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 161 million as of September 30, 2013 and € 231 million as of December 31, 2012.

Total net exposure to the above selected eurozone countries decreased by € 7.0 billion in the first nine months of 2013 driven largely by financial institutions, corporates, sovereign and retail reductions in Italy and Spain, reductions in other and in financial institutions in Ireland, partly offset by increases in other in Italy and Spain.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Sep 30, 2013
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	117	78	34	5	28	39	184

Ireland	1,708	1,701	2,667	612	923	2,032	7,935

Italy	10,563	9,695	4,230	408	3,736	(1,871)	16,198

Portugal	716	671	348	141	106	592	1,858

Spain	5,794	5,130	3,383	1,411	659	1,419	12,002

Total	18,899	17,275	10,662	2,577	5,452	2,212	38,178

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

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	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]

Greece	324	296	23	5	58	73	455

Ireland	2,188	2,181	2,982	978	1,387	3,048	10,576

Italy	11,345	10,615	3,817	1,585	4,132	(2,145)	18,004

Portugal	939	901	379	202	323	437	2,242

Spain	5,986	5,481	3,263	3,254	591	1,970	14,559

Total	20,782	19,474	10,464	6,024	6,491	3,383	45,836

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2012.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Sep 30, 2013				Dec 31, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value

Greece	1,509	(1,538)	(29)	(5)	1,396	(1,386)	10	(8)

Ireland	8,895	(8,819)	77	(8)	8,280	(9,743)	(1,463)	55

Italy	64,556	(63,312)	1,244	82	60,638	(58,059)	2,579	145

Portugal	11,290	(11,448)	(158)	(2)	10,744	(11,209)	(465)	(5)

Spain	31,268	(30,660)	608	(22)	30,408	(30,004)	404	(8)

Total	117,518	(115,776)	1,742	45	111,466	(110,401)	1,065	179

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Sep 30, 2013				Dec 31, 2012
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt [2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]

Greece	17	0	17	0	39	0	39	0

Ireland	373	84	457	(2)	355	45	400	(4)

Italy	524	1,635	2,160	109	847	2,122	2,969	159

Portugal	171	10	181	(1)	258	(105)	153	(4)

Spain	821	310	1,131	(9)	1,544	115	1,659	(4)

Total	1,907	2,039	3,946	96	3,043	2,177	5,220	147

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The decrease compared with year-end 2012 mainly reflects movements from market making activities. The exposure decrease to Spain primarily reflects changes in debt exposures and the decrease to Italy primarily reflects changes in derivatives and CDS exposures related to the levels of market making.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of September 30, 2013, amounted to € 651 million for Italy and € 724 million for Spain and, as of December 31, 2012 amounted to € 797 million for Italy and € 591 million for Spain.

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Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Sep 30, 2013			Dec 31, 2012
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures

Greece	17	0	17	24	15	39

Ireland	39	23	61	28	27	55

Italy[2]	(3,229)	2,963	(266)	(3,974)	3,279	(695)

Portugal	68	82	150	150	59	209

Spain	7	23	30	734	29	763

Total	(3,099)	3,091	(8)	(3,038)	3,409	371

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Sep 30, 2013			Dec 31, 2012
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income
Greece	0	0	0	0	0	0

Ireland	316	213	0	300	213	0

Italy	137	137	0	741	720	0

Portugal	21	19	0	48	46	0

Spain	69	65	0	201	194	0

Total	544	435	0	1,290	1,173	0

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure
	Sep 30, 2013	Dec 31, 2012	Sep 30, 2013	Dec 31, 2012	Sep 30, 2013	Dec 31, 2012

Consumer credit exposure Germany	143,873	139,939	0.75	0.84	0.23	0.29
Consumer and small business financing	20,696	20,137	0.86	1.20	1.01	1.20
Mortgage lending	123,177	119,802	0.73	0.78	0.10	0.14

Consumer credit exposure outside Germany	39,584	40,065	5.17	4.58	0.70	0.66
Consumer and small business financing	12,623	13,448	10.71	9.01	1.65	1.52
Mortgage lending	26,960	26,617	2.58	2.34	0.26	0.23

Total consumer credit exposure[1]	183,456	180,004	1.70	1.67	0.33	0.38

[1]	Includes impaired loans amounting to € 4.3 billion as of September 30, 2013 and € 4.2 billion as of December 31, 2012.

From year-end 2012 to September 30, 2013 the volume of our consumer credit exposure increased by € 3.5 billion, or 1.9%, mainly driven by our mortgage lending activities in Private and Commercial Banking (up € 3.4 billion) and in Poland (up € 349 million, especially Mortgages) as well as the consumer and small business financing of Postbank business in Germany (up € 585 million). As part of our de-risking strategy the credit exposure in Spain decreased by € 369 million, in Italy by € 289 million and Postbank outside Germany by € 138 million.

The 90 days or more past due ratio in Germany declined, driven by Private & Commercial Banking due to a sale of non-performing loans and the favorable economic environment. Apart from the economic development in the rest of Europe the increase in the ratio outside Germany is mainly driven by changes in the charge-off criteria for certain portfolios in 2009. Loans, which were previously fully charged-off upon reaching 270 days

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past due (180 dpd for credit cards), are now provisioned based on the level of historical loss rates derived from observed recoveries of formerly charged off similar loans. This leads to an increase in 90 days or more past due exposure as it is increasing the time until the respective loans are completely charged-off. Assuming no change in the underlying credit performance, the effect will continue to increase the ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change.

The reduction of net credit costs as a percentage of total exposure is mainly driven by the favorable economic developments in the German market.

Asset Quality

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

As a result of consolidations we acquired certain loans for which an impairment had been established previously by the consolidated entities. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired loans.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account.

If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

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Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting treatment regarding impairment loss and allowance for credit losses please refer to Note 01 “Significant Accounting Policies” of our Financial Report 2012.

Impaired loans by region

	Sep 30, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Germany	1,525	1,695	3,219	1,822	1,793	3,615

Western Europe (excluding Germany)	3,036	2,392	5,428	3,276	2,200	5,476

Eastern Europe	71	189	260	137	207	344

North America	592	2	594	624	2	626

Central and South America	1	0	1	41	0	41

Asia/Pacific	214	4	218	229	4	233

Africa	0	1	1	0	0	0

Other	0	0	0	0	0	0

Total	5,439	4,282	9,721	6,129	4,206	10,335

Impaired loans by industry sector

	Sep 30, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Banks and insurance	34	0	34	53	0	53

Fund management activities	76	1	77	127	1	128

Manufacturing	594	218	812	720	206	926

Wholesale and retail trade	435	214	649	355	199	554

Households	436	3,190	3,626	562	3,145	3,707

Commercial real estate activities	1,734	286	2,020	3,087	271	3,358

Public sector	41	0	41	0	0	0

Other[1]	2,089	373	2,462	1,225	384	1,609

Total	5,439	4,282	9,721	6,129	4,206	10,335

[1]	Includes mainly transportation and other services.

Development of Impaired Loans

	Nine months ended Sep 30, 2013			2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Balance, beginning of year	6,129	4,206	10,335	6,262	3,808	10,070

Classified as impaired during the year [1]	3,020	2,340	5,360	2,860	1,912	4,772

Transferred to not impaired during the year[1]	(2,059)	(1,857)	(3,916)	(1,932)	(930)	(2,862)

Charge-offs	(460)	(183)	(644)	(798)	(483)	(1,281)

Disposals of impaired loans	(536)	(210)	(746)	(249)	(122)	(371)

Exchange rate and other movements	(654)[2]	(14)	(668)[2]	(14)	21	7

Balance, end of period	5,439	4,282	9,721	6,129	4,206	10,335

[1]	Includes repayments.
[2]	Include consolidated items according to IFRS10.

In the first nine months of 2013 our impaired loans decreased by € 614 million or 6 % to € 9.7 billion as a result of charge-offs of € 644 million as well as exchange rate movements of € 70 million offset by a net increase in impaired loans of € 100 million. The overall decrease mainly resulted from a € 690 million reduction in individually assessed impaired loans being partially offset by € 76 million increase in collectively assessed impaired loans. The reduction in individually assessed impaired loans included several large transactions in commercial real estate activities in Western Europe (excluding Germany) recorded in our NCOU which were partially written down and subsequently consolidated following IFRS10 requirements. New defaults in wholesale and retail

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Interim Report as of September 30, 2013	Risk Report

trade as well as one single client item attributable to the commercial real estate sector in Western Europe (excluding Germany) partially offset the aforementioned reduction. The € 76 million increase of our collectively assessed impaired loans was driven by households in Western Europe (excluding Germany) mainly in Italy and Spain, which was partially offset by households in Germany reflecting the favorable credit environment.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) increased from 45 % as of year-end 2012 to 54 % which is mainly attributable to Postbank as well as to the aforementioned commercial real estate cases with low coverage ratio recorded in our NCOU. At change of control in 2010, all loans classified as impaired by Postbank were classified as performing by Deutsche Bank and also initially recorded at fair value. Increases in provisions after change of control resulted in an impairment of the full loan from a Deutsche Bank consolidated perspective, but with an allowance being built for only the incremental provision, resulting into a lower coverage ratio. Due to subsequent improvements in credit quality of these assets this effect continued to reverse partially.

Our impaired loans included € 1.3 billion of loans reclassified to loans and receivables in accordance with IAS 39. This position decreased by € 224 million, which is mainly attributable to four of the above mentioned commercial real estate positions in Western Europe (excluding Germany) as well as one case in Asia/Pacific which was partially written down and sold.

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Nine months ended Sep 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total

Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	856	452	1,308	11	21	32	1,340
thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(460)	(183)	(644)	0	0	0	(644)
Charge-offs	(482)	(294)	(776)	0	0	0	(776)
Recoveries	22	110	132	0	0	0	132

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(70)	(25)	(95)	(2)	(2)	(4)	(100)

Balance, end of period	2,592	2,669	5,261	126	116	242	5,503

Changes compared to prior year

Provision for credit losses
absolute	16	(5)	12	24	16	40	52
relative (in %)	2	(1)	1	(177)	302	(476)	4

Net charge-offs
absolute	145	30	175	0	0	0	175
relative (in %)	(24)	(14)	(21)	0	0	0	(21)

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Interim Report as of September 30, 2013	Risk Report

Our allowance for credit losses was € 5.5 billion as at September 30, 2013, thereof 96 % or € 5.3 billion related to our loan portfolio and 4 % or € 242 million to off-balance sheet positions (predominantly loan commitments and guarantees). The allowance for loan losses is attributable 51 % to collectively assessed and 49 % to individually assessed loan losses. The net increase in our allowance for loan losses of € 568 million compared with prior year end results from additions of € 1.3 billion partly offset by € 644 million of net charge-offs and € 95 million other changes, such as accretion on impaired loans and foreign exchange effects. Our allowance for off-balance sheet positions increased net by € 28 million compared with prior year end due to additional provisions of € 32 million mainly in our collectively assessed portfolio partly offset by € 4 million other changes.

Provision for credit losses recorded in the first nine months 2013 increased marginally by € 52 million or 4 % to € 1.3 billion compared with the first nine month 2012. Our overall loan loss provisions increased by € 12 million or 1 % in the first nine months 2013 compared with the first nine months 2012. This increase was driven by our individually assessed loan portfolio, where provisioning increased by € 16 million and was partly offset by our collectively assessed portfolio, where provisioning declined by € 5 million. The increase of provisions in our individually assessed loan portfolio is a result of a single client credit event recorded in GTB and increased provisioning in CB&S. These increases were partly being offset by lower charges in PBC mainly due to a single client event in the current year as well as in our NCOU mainly resulting from lower charges on IAS 39 reclassified assets. The reduction in our collectively assessed loan portfolio is driven by our Core Bank mainly as a result of a strong performance in the German retail market due to a favorable credit environment. Our overall provisions for off-balance sheet positions increased by € 40 million compared with previous year’s first nine months driven by GTB as a result of increased individually assessed allowances.

	Nine months ended Sep 30, 2012
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total

Balance, beginning of year	2,011	2,147	4,158	127	98	225	4,383

Provision for credit losses	840	456	1,296	(14)	5	(9)	1,287
thereof: (Gains)/Losses from disposal of impaired loans	80	(51)	29	0	0	0	29

Net charge-offs:	(606)	(213)	(819)	0	0	0	(819)
Charge-offs	(632)	(345)	(977)	0	0	0	(977)
Recoveries	27	132	158	0	0	0	158

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(56)	0	(56)	0	1	1	(55)

Balance, end of period	2,190	2,389	4,579	113	104	217	4,796

Changes compared to prior year

Provision for credit losses
absolute	246	(257)	(10)	(12)	10	(1)	(12)
relative (in %)	41	(36)	(1)	551	(207)	20	(1)

Net charge-offs
Absolute	(172)	(69)	(103)	0	0	0	103
relative (in %)	40	(24)	14	0	0	0	14

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Interim Report as of September 30, 2013	Risk Report

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk[3]
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[1]	53.9	57.1	(47.4)	(61.1)	48.0	58.4	12.4	14.6	25.0	24.5	15.8	20.7

Maximum[1]	69.0	80.1	(61.4)	(85.1)	62.8	75.8	23.9	27.4	43.4	43.4	23.5	31.8

Minimum[1]	43.0	43.3	(36.5)	(35.3)	38.8	44.3	8.8	7.5	12.5	9.4	9.0	9.1

Period-end[2]	50.7	58.1	(41.8)	(44.4)	47.6	53.9	11.2	11.6	22.9	15.3	10.9	21.7

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of September 30, 2013 and for 2012 as of December 31, 2012.
[3]	Includes value-at-risk from gold positions.

The average value-at-risk for first nine months 2013 was € 53.9 million and decreased slightly by € 3.2 million compared with the full year 2012. There has been a reduction in average value-at-risk across most risk types with particular reductions in the level of credit spread risk, within the interest rate category. The levels of volatility within the one year of historical market data used in the calculation during 2013 has generally fallen, providing a benefit in the calculation, but there has been less diversification benefit across the portfolio.

During the first nine months of 2013 our trading units achieved a positive actual income for 95 % of the trading days compared with 96 % in full year 2012.

Basel 2.5 Regulatory Trading Market Risk Measures

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[1]	119.8	120.6	(125.9)	(115.8)	136.7	142.0	18.5	19.8	56.4	38.1	34.0	36.5

Maximum[1]	169.2	152.2	(159.7)	(163.7)	172.1	178.9	50.5	47.8	95.5	67.9	56.8	61.0

Minimum[1]	75.1	91.0	(90.7)	(73.9)	100.5	110.2	4.3	7.7	27.5	14.5	21.4	11.1

Period-end[2]	100.1	146.3	(110.3)	(98.7)	119.5	157.7	12.2	16.0	54.8	27.5	23.9	43.8

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of September 30, 2013 and for 2012 as of December 31, 2012.

The average stressed value-at-risk for the first nine months 2013 was € 119.8 million and decreased by € 0.8 million compared with the full year 2012. The Stressed value-at risk has remained relatively low during the last quarter particularly due to reductions in credit spread risk, within the interest rate category. This has reduced the average compared to the first half of the year when a number of single-name risk concentrations in equities and credit impacted the number.

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12 weeks period preceding these reporting dates.

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Interim Report as of September 30, 2013	Risk Report

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	Total		Global Finance and Foreign Exchange		Rates and Credit Trading[1]		NCOU		Emerging Markets - Debt		Other[1]
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[2]	932.6	760.7	58.6	107.4	571.1	338.4	(5.2)	(23.0)	163.7	197.2	144.3	140.7

Maximum[2]	1,163.8	821.5	76.2	139.3	729.7	426.9	19.8	29.1	211.3	273.5	266.3	185.5

Minimum[2]	779.4	705.9	16.5	70.1	483.4	288.1	(52.7)	(120.9)	121.9	150.0	18.8	106.1

Period-end[3]	1,163.8	712.8	69.7	70.8	729.7	315.5	(52.7)	(20.9)	192.5	224.6	224.6	122.8

[1]	The IRC charge for Structured Finance Business has been re-allocated from Rates and Credit Trading to Other. Amounts for December 31, 2012 have been adjusted accordingly.
[2]	Amounts show the bands within which the values fluctuated during the 12 weeks periods preceding September 30, 2013 and December 31, 2012.
[3]	Amounts for 2013 as of September 30, 2013 and for 2012 as of December 31, 2012.

The incremental risk charge as at the end of the first nine months 2013 was € 1.2 billion and increased by € 451.0 million (63%) compared with year end 2012. The average incremental risk charge for the first nine months 2013 was € 932.6 million and thus € 171.9 million (23%) higher compared with 2012. The increase was driven by a more conservative parameter choice within the calculation and short term increases in exposure across certain sovereign exposures at the period end.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework. The comprehensive risk measure presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12 weeks period preceding these reporting dates.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2013	2012

Average[1]	421.5	613.4

Maximum[1]	507.8	650.9

Minimum[1]	363.3	562.8

Period-end[2]	348.7	543.8

[1]	Amounts show the bands within which the values fluctuated during the 12 weeks periods preceding September 30, 2013 and December 31, 2012.
[2]	Amounts for 2013 as of September 30, 2013 and figures for 2012 as of December 31, 2012.

The comprehensive risk measure as at the end of the first nine months 2013 was € 348.7 million and reduced by € 195.1 million (36%) compared with year end 2012. The average of our comprehensive risk measure for the first nine month 2013 was € 421.5 million and thus € 191.9 million (31%) lower compared with the full year 2012. The decreases were driven by de-risking in NCOU.

As at September 30, 2013, the securitization positions using the market risk standardized approach generated risk-weighted assets of € 6.7 billion and capital deduction items of € 1.4 billion. As of December 31, 2012, these positions amounted to € 5.5 billion and € 0.6 billion respectively.

As at September 30, 2013, the capital charge for longevity risk was € 19.1 million corresponding to risk-weighted assets of € 239 million. As of December 31, 2012, these positions amounted to € 32 million and € 403 million respectively.

Market Risk of Trading Book at Postbank

Value-at-Risk of Postbank trading book (with a 99 % confidence level and a one-day holding period)

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[1]	0.3	3.4	(0.1)	(0.2)	0.2	3.4	0.0	0.1	0.1	0.1	0.0	0.0

Maximum[1]	1.1	5.9	(0.0)	(0.0)	0.5	6.0	0.1	0.2	0.5	0.7	0.0	0.0

Minimum[1]	0.1	0.9	(0.5)	(1.0)	0.0	0.9	0.0	0.0	0.1	0.0	0.0	0.0

Period-end[2]	0.1	1.2	(0.0)	(0.3)	0.0	1.2	0.0	0.1	0.1	0.2	0.0	0.0

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of September 30, 2013 and figures for 2012 as of December 31, 2012.

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Interim Report as of September 30, 2013	Risk Report

In line with Postbank’s trading book strategy the value-at-risk at the end of the first nine months 2013 was reduced to € 0.1 million. The decrease of € 1.1 million reflects the reduction in repo transactions qualifying for an assignment to the trading book.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Sep 30, 2013		Dec 31, 2012[1]
Capital Markets and Equity	190	19%	202	18%

Retail	285	28%	291	26%

Transaction Banking	184	18%	194	18%

Other Customers[2]	95	10%	105	10%

Discretionary Wholesale	74	7%	93	8%

Secured Funding and Shorts	165	16%	193	18%

Financing Vehicles [3]	21	2%	22	2%

Total external funding	1,014	100%	1,101	100%

1	For year-end 2012 we reclassified an amount of € 3.7 billion relating to a single entity from Other Customers to Financing Vehicles; amounts have been adjusted accordingly.
2	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
3	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 649 billion (€ 786 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 58 billion (€ 71 billion), and other non-funding liabilities € 67 billion (€ 65 billion) for September 30, 2013, and December 31, 2012, respectively.

Managed reductions in our wholesale funding activities resulted in decreases in secured funding and shorts of € 28 billion and discretionary wholesale funding of € 19 billion during the first nine months of 2013. The decrease of € 12 billion in capital markets and equity reflected a concentration of capital markets maturities in the first half of the year 2013 as well as other debt management activities.

During the first nine months of the year 2013, we raised € 15.2 billion out of a total 2013 funding plan of € 18 billion. The average spread during the first nine months of the year 2013 over the relevant floating index (e.g. Libor) was 40 bps, with an average tenor of 4.6 years. Including the € 3.0 billion ex-rights capital increase conducted in second quarter of 2013, we have raised slightly in excess of € 18 billion, representing full completion of the funding plan. We have no significant funding requirements for the remainder of the year.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold Liquidity Reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the Liquidity Reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of Liquidity Reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity Reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our Liquidity Reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

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Interim Report as of September 30, 2013	Risk Report

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Sep 30, 2013		Dec 31, 2012
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	100	100	128	128

Parent (incl. foreign branches)	88	88	112	112

Subsidiaries	12	12	16	16

Highly liquid securities (includes government, government guaranteed and agency securities)	90	83	91	82

Parent (incl. foreign branches)	69	64	56	52

Subsidiaries	21	19	35	30

Other unencumbered central bank eligible securities	19	13	13	10

Parent (incl. foreign branches)	15	11	12	9

Subsidiaries	4	2	1	1

Total liquidity reserves	209	196	232	220

Parent (incl. foreign branches)	172	163	180	173

Subsidiaries	36	33	52	47

As of September 30, 2013, our liquidity reserves had decreased by € 23 billion or 10 % since year-end 2012, largely in line with the reduction in our short term wholesale funding.

Capital Management

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2016. Thereof 46.5 million shares can be purchased by using derivatives. As of the 2012 Annual General Meeting, the number of shares held in Treasury from buybacks totalled 10.9 million. During the period from the 2012 Annual General Meeting (May 31, 2012) until the 2013 Annual General Meeting (May 23, 2013), 16.8 million share were purchased, of which 6.8 million via derivatives. In the same period, 27.7 million shares were used for equity compensation purposes. The number of shares held in Treasury from buybacks was thus close to zero as of the 2013 Annual General Meeting.

The 2013 Annual General Meeting granted our management board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until September 30, 2013, 15.6 million shares were purchased, of which 3.2 million via derivatives. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks remained close to zero as of September 30, 2013.

The 2013 Annual General Meeting further replaced an existing authorized capital with a face value of € 230.4 million (90 million shares) by a new authorization in the same amount, but with broader scope also allowing for share issuance excluding pre-emptive rights. The total face value of available authorized capital amounts to € 922 million (360 million shares). In addition, the conditional capital available to the management board has a total face value of € 691 million (270 million shares).

Total outstanding Additional Tier 1 capital according to Basel 2.5 rules (substantially all noncumulative trust preferred securities) as of September 30, 2013 amounted to € 12.3 billion compared with € 12.5 billion as of December 31, 2012. This decrease was mainly due to the foreign exchange effects on U.S. dollar denominated Additional Tier 1 capital. In the first nine months of 2013, we neither raised nor redeemed any Additional Tier 1 capital.

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Interim Report as of September 30, 2013	Risk Report

Profit participation rights according to Basel 2.5 rules amounted to € 0.9 billion compared with € 1.1 billion as of December 31, 2012. Total lower Tier 2 capital according to Basel 2.5 rules as of September 30, 2013 amounted to € 7.5 billion compared with € 8.0 billion as of December 31, 2012. Redemptions and regulatory maturity deductions were partially offset by the issuance of U.S. $ 1.5 billion of subordinated Tier 2 notes in the second quarter of 2013. Cumulative preferred securities according to Basel 2.5 rules amounted to € 290 million as of September 30, 2013, compared with € 292 million as of December 31, 2012.

Starting 2013, we refined our allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, our internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. The figures for 2012 were adjusted to reflect this effect. In 2012, we derived our demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (under Basel 2.5 rules), reflecting increased regulatory requirements at the time. If our average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework so that accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity.

Regulatory Capital

Starting December 31, 2011, the calculation of our regulatory capital is based on the “Basel 2.5” framework as implemented by the Capital Requirements Directive 3 into the German Banking Act and the Solvency Regulation. The information in this section as well as in the section “Development of Risk-weighted Assets” are based on the regulatory principles of consolidation.

The Capital Requirements Directive 4 (“CRD 4”) and the related Regulation on prudential requirements for credit institutions and investment firms (“Capital Requirements Regulation”, or “CRR”), implementing the Basel 3 framework into European law, were passed at the end of June 2013 and will be applied beginning on January 1, 2014 (the CRD 4 after implementation into national law). Although we make use of the terms from the CRR/CRD 4 framework in the following section and tables on capital adequacy and regulatory capital, our amounts disclosed are still based on the Basel 2.5 framework.

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. We make use of this transition rule in our capital adequacy reporting to the German regulatory authorities. The following tables on regulatory capital and risk-weighted asset however exclude the transitional adjustment.

As of September 30, 2013, the transitional adjustment amounted to € 190 million compared with € 236 million as of December 31, 2012. In our reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets were increased by this amount. Correspondingly, our reported Tier 1 capital ratio and our total capital ratio including this item were 17.0 % and 18.9 % at the end of the first nine months of 2013, compared with 15.2 % and 17.1 % on December 31, 2012.

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Interim Report as of September 30, 2013	Risk Report

Regulatory Capital, RWA and Capital Ratios

in € m. (unless stated otherwise)	Sep 30, 2013	Dec 31, 2012
Common Equity Tier 1 capital: instruments and reserves

Capital instruments and the related share premium accounts	28,728	26,096

Retained earnings	27,711	28,936

Accumulated other comprehensive income	(2,004)	(1,294)

Noncontrolling interests	147	124

Interim profits net of any foreseeable charge or dividend	1,453	(432)

Common Equity Tier 1 capital before regulatory adjustments	56,035	53,430

Common Equity Tier 1 capital: regulatory adjustments

Intangible assets (net of related tax liability)	(11,570)	(11,579)

Negative amounts resulting from the calculation of expected loss amounts	(524)	(440)

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(14)	(2)

Direct holdings by an institution of own Common Equity Tier 1 capital instruments [1]	0	0

Direct holdings by the institution of the Common Equity Tier 1 capital instruments of relevant entities where the institution has a significant investment in those entities	(1,557)	(1,493)

Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(961)	(953)
thereof:
securitization positions	(961)	(953)
free deliveries	0	0

Other, including consolidation and regulatory adjustments	(821)	(748)

Regulatory adjustments relating to unrealized gains and losses	(314)	(259)

Amount to be deducted from or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre CRR	0	0

Total regulatory adjustments to Common Equity Tier 1 capital	(15,762)	(15,473)

Common Equity Tier 1 capital	40,272	37,957

Additional Tier 1 capital: instruments

Capital instruments and the related share premium accounts	12,824	13,025

Additional Tier 1 capital before regulatory adjustments	12,824	13,025

Additional Tier 1 capital: regulatory adjustments

Direct holdings by an institution of own Additional Tier 1 capital instruments	(503)	(499)

Additional Tier 1 capital [2]	12,321	12,526

Tier 1 capital	52,594	50,483

Tier 2 capital: instruments and provisions

Capital instruments and the related share premium accounts	11,066	11,852

Tier 2 capital before regulatory adjustments	11,066	11,852

Tier 2 capital: regulatory adjustments

Direct holdings by an institution of own Tier 2 capital instruments and subordinated loans	(106)	(152)

Amortization	(2,294)	(2,283)

Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(3,042)	(2,885)

Tier 2 capital	5,624	6,532

Total Regulatory capital	58,217	57,015

Risk-weighted assets

Credit risk	208,666	228,952

Market risk	51,430	53,058

Operational risk	49,536	51,595

Total risk-weighted assets	309,632	333,605

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.0%	11.4%

Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.0%	15.1%

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	18.8%	17.1%

[1]	Excludes holdings that are already considered in the accounting base of common equity.
[2]	Included € 20 million silent participation as of September 30, 2013 and December 31, 2012.

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Interim Report as of September 30, 2013	Risk Report

The following table details the main changes in our Common Equity Tier 1 (formerly: Core Tier 1) capital, Additional Tier 1 and Tier 2 capital from the beginning of the year 2013 to the end of the first nine months and from the beginning to the end of the year 2012 respectively:

Development of regulatory capital

in € m.	Sep 30, 2013	Dec 31, 2012
Common Equity Tier 1 capital

Opening amount	37,957	36,313

Common shares, net effect / (+) issued (–) retirement	230	0

Additional paid-in capital	2,356	83

Retained earnings	1,236	(234)

thereof:
Remeasurement effects related to defined benefit plans, net of tax/CTA	(723)	(480)
Net income attributable to Deutsche Bank Shareholders	2,026	263

Common shares in treasury, at cost, net effect / (+) sales (–) purchase	45	763

Movements in accumulated other comprehensive income	(768)	(424)
Foreign currency translation, net of tax	(768)	(424)

Dividend accrual	(573)	(697)

Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	(12)	126

Goodwill and other intangible assets (deduction net of related tax liability)	9	1,330

Noncontrolling interest	23	(875)

Deductible investments in banking, financial and insurance entities	(64)	(161)

Securitization positions not included in risk-weighted assets	(9)	1,911

Excess of expected losses over risk provisions	(84)	69

Other, including regulatory adjustments	(72)	(247)

Closing amount	40,272	37,957

Additional Tier 1 capital

Opening amount	12,526	12,734

New Additional Tier 1 eligible capital issues	0	0

Buybacks	0	0

Other, including regulatory adjustments	(205)	(208)

Closing amount	12,321	12,526

Tier 1 capital	52,594	50,483

Tier 2 capital

Opening amount	6,532	6,179

New Tier 2 eligible capital issues	1,154	0

Buybacks	(95)	(179)

Amortization	(2,264)	(1,071)

Other, including regulatory adjustments	297	1,603

Closing amount	5,624	6,532

Total Regulatory capital	58,217	57,015

The increase of € 2.3 billion in Common Equity Tier 1 capital and € 2.1 billion in Tier 1 capital in the first nine months of 2013 was primarily driven by the aggregate gross proceeds of our share issuance in the second quarter which amounted to € 3.0 billion as well as the first nine months net income attributable to Deutsche Bank shareholders of € 2.0 billion, partially lowered by the dividend accrual for nine months of € 573 million. Other negative impacts resulted mainly from cumulative currency translation effects shown under other comprehensive income of € 768 million, from re-measurement losses related to defined benefit plans of € 723 million and the net negative change in share awards of € 422 million.

Tier 2 capital decreased by € 0.9 billion in the first nine months of 2013. The decrease resulted from the amortization of formerly issued notes and regulatory maturity haircuts (together € 2.3 billion) that exceeded the increasing effect from the issuance of U.S. $ 1.5 billion (€ 1.2 billion) subordinated Tier 2 notes (also eligible under CRR/CRD 4 regulations) in the second quarter of 2013.

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Interim Report as of September 30, 2013	Risk Report

Reconciliation of shareholders’ equity to regulatory capital

in € m.	Sep 30, 2013	Dec 31, 2012
Total shareholders’ equity per accounting balance sheet	56,461	54,001

Common shares	2,610	2,380

Additional paid-in capital	26,132	23,776

Retained earnings	29,737	29,199
thereof:
Remeasurement effects related to defined benefit plans, net of tax/CTA	(698)	26
Net income attributable to Deutsche Bank shareholders	2,026	263

Common shares in treasury, at cost	(15)	(60)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax	(2,004)	(1,294)

Prudential filters	(328)	(263)

Own credit spread of liabilities designated at fair value	(14)	(2)

Unrealized gains and losses	(314)	(261)

Regulatory adjustments to accounting basis	(15,861)	(15,781)

Dividend accrual	(573)	(697)

Goodwill	(8,460)	(8,583)
Per balance sheet	(9,164)	(9,297)
Goodwill from equity method investments	(26)	(30)
Goodwill relating to non-regulatory consolidation circle	730	745

Other intangibles assets	(3,110)	(2,996)
Per balance sheet	(4,931)	(4,922)
Deferred tax liability	568	583
Other intangible assets relating to non-regulatory consolidation circle	1,253	1,343

Noncontrolling interests	147	124
Per balance sheet	304	239
Noncontrolling interests relating to non-regulatory consolidation circle	(157)	(115)

Securitization positions not included in risk-weighted assets	(961)	(953)

Shortfall of provisions to expected loss	(524)	(440)

Free-deliveries outstanding	0	0

Significant investments in the capital of financial sector entities	(1,557)	(1,493)

Other, including consolidation and regulatory adjustments	(821)	(743)

Common Equity Tier 1 capital	40,272	37,957

Additional Tier 1 capital	12,321	12,526

Hybrid capital securities	12,321	12,526
Per balance sheet	12,070	12,091
Regulatory adjustments	251	435

Deductions from Additional Tier 1 capital	0	0

Tier 1 capital	52,594	50,483

Tier 2 capital	5,624	6,532

Subordinated debt	8,607	9,362
Per balance sheet	10,667	11,282
Amortization	(2,294)	(2,283)
Regulatory adjustments	234	364

Deductions from Tier 2 capital	(3,042)	(2,885)

Other	59	55

Total Regulatory capital	58,217	57,015

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Interim Report as of September 30, 2013	Risk Report

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets on a Basel 2.5 basis broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions if applicable as well as reallocations between the segments but exclude the transitional adjustment according to section 64h (3) of the German Banking Act. The comparison period has been adjusted accordingly. Based on a respective BaFin approval in the second quarter 2013, Postbank has been integrated in the Group’s advanced measurement approach to determine RWA for operational risk.

The execution of our divestment strategy in NCOU, where we already brought down our balance sheet significantly and strengthened our litigation related reserves measurably, triggered a review of the operational risk capital allocation. As NCOU is winding down we anticipate operational risks being significantly lower there, so in our AMA model we concluded to allocate € 7 billion RWA away from NCOU and to our Core businesses in the third quarter 2013.

Risk-weighted Assets by Model Approach and Business Division

	Sep 30, 2013
in € m.	Corporate Banking & Securities [1]	Global Transaction Banking [1]	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	63,241	35,688	6,244	65,382	26,427	11,683	208,666
Segmental reallocation	(685)	1,912	248	465	86	(2,025)	0

Advanced IRBA	58,089	26,067	2,731	42,605	13,792	1,105	144,389
Central Governments	3,167	885	6	71	227	191	4,547
Institutions	3,586	1,834	60	804	1,109	8	7,402
Corporates	46,397	22,429	2,550	5,660	8,741	906	86,683
Retail	192	41	115	35,781	854	0	36,983
Other	4,747	878	0	289	2,860	0	8,774

Foundation IRBA	0	0	0	5,726	445	0	6,171
Central Governments	0	0	0	19	2	0	22
Institutions	0	0	0	1,232	443	0	1,675
Corporates	0	0	0	4,474	0	0	4,474
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,396	109	397	7,912	3,695	2,557	17,066
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,239	93	0	4,961	453	0	6,747
Retail	0	0	0	0	0	0	0
Other	1,157	16	397	2,950	3,242	2,557	10,319

Standardized Approach	3,441	7,600	2,867	8,675	8,409	10,047	41,040
Central Governments	74	33	0	76	150	0	333
Institutions	122	25	13	136	32	2	329
Corporates	2,236	6,371	1,175	1,877	3,698	331	15,688
Retail	10	1,004	45	4,677	2,483	0	8,219
Other	999	168	1,635	1,910	2,046	9,714	16,471

Market Risk	36,580	505	3,133	132	11,081	0	51,430
Internal Model Approach	32,934	505	770	0	10,853	0	45,062
Standardized Approach	3,646	0	2,363	132	227	0	6,368

Operational Risk	22,244	949	4,629	7,243	14,471	0	49,536
Advanced measurement approach	22,244	949	4,629	7,243	14,471	0	49,536

Total	122,065	37,143	14,006	72,757	51,978	11,683	309,632

[1]

The increase in risk-weighted assets in Global Transaction Banking is primarily due to changes in the organizational structure in the third quarter of 2013, resulting in a respective decrease in Corporate Banking & Securities.

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Interim Report as of September 30, 2013	Risk Report

	Dec 31, 2012
in € m.	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	69,763	26,696	6,359	67,804	42,197	16,133	228,952
Segmental reallocation	(827)	299	224	294	1,868	(1,858)	0

Advanced IRBA	63,727	18,464	2,823	38,637	19,501	573	143,725
Central Governments	2,440	818	11	76	266	151	3,762
Institutions	5,686	1,607	93	200	1,333	27	8,946
Corporates	49,258	15,610	2,589	2,796	10,999	395	81,646
Retail	217	20	130	34,529	1,150	0	36,046
Other	6,125	409	1	1,037	5,753	0	13,325

Foundation IRBA	0	0	0	8,726	1,813	0	10,539
Central Governments	0	0	0	32	2	0	35
Institutions	0	0	0	2,217	939	0	3,156
Corporates	0	0	0	6,477	872	0	7,349
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,487	261	455	9,042	8,027	2,321	22,592
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,341	240	0	5,574	3,802	0	10,957
Retail	0	0	0	0	0	0	0
Other	1,146	20	455	3,467	4,225	2,321	11,635

Standardized Approach	4,376	7,673	2,856	11,105	10,988	15,096	52,096
Central Governments	2	68	0	87	222	1	379
Institutions	13	16	9	112	77	3	230
Corporates	3,070	7,125	1,038	2,733	4,273	401	18,640
Retail	16	392	134	5,991	2,758	1	9,292
Other	1,275	73	1,675	2,183	3,658	14,691	23,555

Market Risk	35,656	365	1,166	360	15,512	0	53,058
Internal Model Approach	31,280	365	1,166	0	13,761	0	46,571
Standardized Approach	4,376	0	0	360	1,751	0	6,487

Operational Risk	19,221	331	4,904	4,530	22,609	0	51,595
Advanced measurement approach	19,221	331	4,904	4,530	22,609	0	51,595

Total	124,640	27,392	12,429	72,695	80,317	16,133	333,605

The tables below provide an analysis of key drivers for risk-weighted asset movements on a Basel 2.5 basis observed for credit and market risk in the reporting period.

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Interim Report as of September 30, 2013	Risk Report

Development of Risk-weighted Assets for Credit Risk and Market Risk

	Nine months ended Sep 30, 2013		2012
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions	Counterparty credit risk	thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of period	228,952	35,274	262,460	50,973

Book Quality/Growth	10,433	(120)	3,460	3,283
Operating Model Improvements	(4,870)	(1,141)	(13,534)	(12,800)
Advanced Model Roll out	(6,315)	(600)	(7,325)	(4,180)
Asset Sale/Hedging	(16,138)	(868)	(14,470)	(1,567)
Foreign exchange movements	(3,397)	(918)	(1,639)	(436)

Credit risk RWA balance, end of period	208,666	31,626	228,952	35,274

in € m.	Nine months ended Sep 30, 2013	2012
Market risk RWA balance, beginning of period	53,058	68,095

Movement in risk levels	(6,070)	(322)
Market data changes and recalibrations	1,126	(2,577)
Model updates	2,132	(707)
Methodology and policy	1,166	(11,215)
Acquisitions and disposals	0	0
Foreign exchange movements	18	(216)

Market risk RWA balance, end of period	51,430	53,058

The decrease in RWA for counterparty credit risk by € 20.3 billion (9%) since December 31, 2012 mainly reflected the ongoing RWA reduction efforts focusing on de-risking as well as model and process enhancements. The category “Asset Sale/Hedging” mainly includes de-risking activities through disposals, restructuring and additional hedging. Regular process and data enhancements like continuing usage of master netting and collateral agreements are considered in the category “Operating Model improvements”. The “Advanced Model Roll-out” category primarily shows the impact of regular parameter recalibration as well as BaFin approvals received for certain advanced IRBA models. The category “Book Quality/Growth” includes organic changes in the book size as well as the effects from portfolio rating migrations.

The analysis for market risk covers movements in relation to our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank.

The € 1.6 billion (3%) RWA decrease for market risk since December 31, 2012 was driven by decreases in the category of “Movement in risk levels”, with some offset from “Market data changes” and “Methodology and policy”. Risk levels were significantly lower within the internal value-at-risk and stressed value-at-risk models coming from reductions across most asset classes but particularly within credit spread exposures. Reductions were also seen in the comprehensive risk measure due to de-risking within NCOU but there were increases in the incremental risk change due to short term increases in exposure across certain sovereign exposures at the period end. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “Market data changes and recalibrations” category. The increase in the first nine months of 2013 is due to an increase within the incremental risk charge, based on a more conservative parameter choice within the calculation. In the “Methodology and policy” category we reflect regulatory-driven changes to our market risk RWA models and calculations. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “Model updates”. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposal”, which was not applicable in this reporting period.

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Interim Report as of September 30, 2013	Risk Report

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our adjusted leverage ratio, which is calculated using adjusted total assets and adjusted total equity figures.

Leverage Ratio: We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio for which the following adjustments are made to the reported IFRS assets and equity:

—

Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS, offsetting of financial assets and financial liabilities is required when an entity (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It is industry practice in the U.S. to net the receivables and payables from unsettled regular way trades. This is not permitted under IFRS.

—

Total equity under IFRS is adjusted to reflect pro forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with competitors. The definition of the adjusted leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared with our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared with other companies’ leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

As of September 30, 2013, on a consolidated basis our adjusted leverage ratio amounted to 19, decreased compared with year-end 2012. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 31 as of September 30, 2013, also a decrease compared with 37 at the end of 2012.

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Interim Report as of September 30, 2013	Risk Report

Leverage ratio

Assets and equity in € bn.	Sep 30, 2013	Dec 31, 2012
Total assets (IFRS)	1,788	2,022

Adjustment for additional derivatives netting [1]	(524)	(705)

Adjustment for additional pending settlements netting and netting of pledged derivatives cash collateral [2]	(125)	(82)

Adjustment for additional reverse repo netting	(17)	(26)

Total assets (adjusted)	1,122	1,209

Total equity (IFRS)	56.8	54.2

Adjustment for pro forma fair value gains (losses) on the Group’s own debt (post-tax) [3]	2.2	1.7

Total equity (adjusted)	58.9	55.9

Leverage Ratio (IFRS)	31	37

Leverage Ratio (adjusted)	19	22

[1]	Includes netting of cash collateral received in relation to derivative margining.
[2]	Includes netting of cash collateral pledged in relation to derivative margining.
[3]	The estimated cumulative tax effect on pro forma fair value gains (losses) on such own debt was € (1.2) billion and € (0.9) billion at September 30, 2013 and at December 31, 2012, respectively.

Following the publication of the CRR/CRD 4 on June 27, 2013, we have reassessed our leverage ratio calculation according to the future legally binding framework. As of September 30, 2013, our leverage ratio was 3.1%, taking into account Tier 1 capital on an adjusted fully loaded basis of € 46.5 billion over an applicable exposure measure of € 1,519 billion. The adjusted Tier 1 capital fully loaded comprises pro forma fully loaded Common Equity Tier 1 capital plus all eligible Additional Tier 1 capital outstanding under the phase-in methodology, including new eligible Additional Tier 1 capital which we expect to issue to compensate the phase out of non-eligible Tier 1 capital.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Overall risk position as measured by economic capital usage

Economic capital usage by risk type in € m.	Sep 30, 2013	Dec 31, 2012
Credit risk	12,141	12,574

Market risk	14,326	13,185
Trading market risk	5,167	4,690
Nontrading market risk	9,159	8,495

Operational risk	5,189	5,018

Diversification benefit across credit, market and operational risk	(4,631)	(4,435)

Economic capital usage for credit, market and operational risk	27,024	26,342

Business risk	1,466	2,399

Total economic capital usage	28,490	28,741

As of September 30, 2013, our economic capital usage amounted to € 28.5 billion, which was € 251 million, or 0.9%, below the € 28.7 billion economic capital usage as of December 31, 2012. The overall materially unchanged economic capital usage included offsetting effects of de-risking activities and methodology updates across risk types.

The economic capital usage for credit risk decreased to € 12.1 billion as of September 30, 2013, compared with € 12.6 billion at year-end 2012 reflecting process enhancements and reduced exposures, primarily in NCOU, partially offset by increases from the internal model recalibration.

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Interim Report as of September 30, 2013	Risk Report

Our economic capital usage for trading market risk increased by € 476 million, mainly driven by the traded default risk due to short term increases in single name default exposure at the period end. The nontrading market risk economic capital usage increased by € 664 million, driven by methodology changes for structural foreign exchange risk and longevity risk in pension plans which were partially offset by de-risking activities in NCOU and methodology updates in relation to guaranteed funds.

The economic capital usage for operational risk increased by € 171 million to € 5.2 billion as of September 30, 2013. This is mainly driven by increased Deutsche Bank-specific and industry-wide operational risk loss profiles. The related operational risk losses that have materialised and give rise to the increased economic capital usage are largely due to the culmination of litigation stemming from the events of the last decade. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

The decrease of the economic capital usage for business risk by € 934 million mainly reflected lower economic capital usage for the strategic risk component as a result of an improved business outlook in 2014.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. In the first nine months 2013 our capital supply definition was aligned with the CRR/CRD 4 capital framework by discontinuing the adjustment for unrealized gains/losses on cash flow hedges and inclusion of the debt valuation adjustments. The prior year information has been changed accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Sep 30, 2013	Dec 31, 2012
Capital Supply
Shareholders’ Equity	56,461	54,001
Fair Value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(667)	(569)
Deferred Tax Assets	(7,105)	(7,712)
Fair Value adjustments for financial assets reclassified to loans [2]	(605)	(1,992)
Noncontrolling Interests [3]	0	0
Hybrid Tier 1 capital instruments	12,321	12,526
Tier 2 capital instruments [4]	10,901	11,646

Capital Supply	71,307	67,900

Capital Demand
Economic Capital Requirement	28,490	28,741
Intangible Assets	14,095	14,219

Capital Demand	42,586	42,960

Internal Capital Adequacy Ratio	167%	158%

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 167 % as of September 30, 2013, compared with 158 % as of December 31, 2012. The development in favor of the ratio was mainly driven by the increase in capital supply from higher shareholders’ equity and lower deduction items. The shareholders’ equity increase by € 2.5 billion reflected the capital increase in the second quarter as well as the net income of the first nine months 2013.

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Interim Report as of September 30, 2013	Outlook

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2012 that outlined our expectations for 2013 and 2014.

The Global Economy

We expect the global economy to grow – as in the year before – by almost 3 % in 2013. In 2014, we see a growth accelerating to around 4%, slightly above the average of the previous ten years.

The eurozone economy is likely to return to a modest growth path following the end of the recession in the second quarter of 2013. Due to the weak start of the year, we expect real GDP growth for 2013 to be minus 0.2 % compared to minus 0.7 % in 2012. We anticipate an acceleration in growth over the course of 2014, driven by a return to stronger foreign demand and the reduction of the dampening effects of fiscal policy. Hence, in 2014, real GDP in the eurozone could potentially grow by 1.2%. Germany is likely to outperform compared to other eurozone countries by generating growth of 0.5 % in 2013 and 1.5 % in 2014 on the basis of well positioned German companies and sustainable debt levels of the public and private sector.

Despite the negative fiscal impulses resulting from the tax increases at the beginning of the year and the automatic cuts in spending, the U.S. economy should expand by 1.8 % in 2013, in particular positively impacted by the recovery of the housing market. In 2014, we project an economic growth of 3.2%. We expect for the UK economy a real GDP growth of 1.5 % for this year and potential acceleration to 2.5 % next year. The Japanese economy should expand by 1.8 % in 2013, supported by fiscal policy and an extremely expansive monetary policy which has considerably devalued the yen. In 2014, however, the growth rate should fall again to 1.0%, primarily due to the expected increase in sales tax. We expect a slight decrease in growth to 1.2 % for the industrialized countries overall, compared to 1.4 % in the previous year. Our expectation for 2014 is a rise to a rate of 2.2%.

Over the course of 2013, real GDP growth in developing countries and emerging markets is likely to be 4.5%, slightly lower than the previous year (4.7%) and should accelerate to 5.4 % next year. The growth will be predominantly concentrated in China, which has a 30 % share in the real GDP of developing countries and emerging markets and a growth rate that we expect to rise from 7.8 % this year to 8.6 % in 2014. The growth rate in India is likely to accelerate from 3.7 % in 2013 to 5.3 % in 2014, while Russia should generate an increase from 2.0 % this year to 3.3 % in 2014. In contrast, we expect the Brazilian economy to grow at a slightly lower pace of 2.1 % in 2014, compared to 2.5 % this year.

The Banking Industry

We expect that European financial institutions will likely focus on coping with the difficult operating environment they continue to face as well as a broad range of new regulations. The environment is likely to be marked by low growth in traditional banking businesses, a relatively high level of non-performing loans, pressure on net interest income as interest rates remain low, and still too high operating expenses. The most important expected changes in regulation and supervision scheduled for the coming year will be the transition of banking supervision to the ECB for larger institutions as well as the establishment of restructuring and resolution regulations and mechanisms at the national level, and prospectively at the European level.

CRR/CRD 4, which was already passed in June 2013, will implement Basel 3 starting in 2014. However, the Basel Committee has already consulted on developing the capital standard further, e.g. with regard to the leverage ratio framework and the treatment of derivatives. The consultations closed on September 20, 2013 and September 27, 2013, respectively. The publication of the final results is likely until the end of 2013 and in spring 2014, respectively. Any final adjustments to the definition and calibration of the leverage ratio are expected to be made by 2017. Meanwhile, the U.S. authorities have already proposed a stricter leverage ratio than the one applied previously. While a commonly agreed definition would reduce accounting-induced disadvantages from a leverage ratio for European banks, they would nonetheless face serious pressure to adjust

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Interim Report as of September 30, 2013	Outlook

their balance sheets and business models to comply, with potentially adverse effects also on bank clients. Compared to this, there is greater uncertainty regarding the structural reforms planned in conjunction with the Liikanen Report and the introduction of a financial transaction tax in some European countries which could have material consequences for banks and the real economy, too. However, it is too early to assess the precise impact, as details of the proposals are still lacking.

The global environment of subdued economic growth and still low interest rates as well as a further tightening of regulation may continue to dent business prospects nearly everywhere. Litigation costs are likely to burden the banks’ performance in Europe and the U.S, as well.

In the EU, with external headwinds from the debt crisis in the form of financial market stress, high funding costs and pressure to deleverage and from the gradual repositioning of the European economies in the form of high unemployment, fiscal retrenchment and structural reforms probably lessening, banks could see a slow and fragile improvement in most of their activities from lending to transaction banking and capital market services as well as asset management. Loan losses should finally retreat somewhat from their elevated levels and profitability may increase, provided banks stay disciplined with regard to cost structures. Political risk continues to rank high, though.

In terms of regulation, the focus in Europe will be on the transfer of local prudential supervisory powers to the ECB, preceded by a comprehensive balance sheet assessment and potential capital raises by a number of credit institutions. Furthermore, the legislative process with respect to the European Banking Union’s other components – especially the Single Resolution regime, but also closer cooperation of national deposit guarantee schemes – is likely to make progress although significant hurdles still have to be cleared. Finally, the debate over structural reforms of the European banking sector based on the recommendations of the Liikanen Group may resume.

In the U.S., banks may benefit from the ongoing economic recovery which eventually may also lift real estate lending out of its prolonged decline, while loans to firms should grow further. On the other hand, downside risks to the current record-high profitability exist, including repercussions from the Fed’s anticipated tapering of asset purchases, further fiscal retrenchment and political uncertainty which could negatively impact risk appetite of borrowers, lenders and investors.

Further implementation of measures introduced by the Dodd-Frank Act in the U.S., the possible tightening of the existing leverage ratio for large banks and the introduction of hasher capital and liquidity requirements for foreign bank organizations will probably remain atop the regulatory agenda.

The Deutsche Bank Group

Influenced by the macroeconomic environment and legal risks, we intend to continue running lower levels of risk and reducing expenses, while remaining focused on serving our clients in the best possible way.

We reaffirm our commitment to our strategic and financial aspirations for 2015 which we published in our Strategy 2015+ and which we further explained in our Financial Report 2012. We remain committed to secure our long-term competitiveness by achieving operational excellence. In context of our Operational Excellence (OpEx) program we have already invested approximately € 0.8 billion in the first nine months of 2013 compared to our full year target of € 1.7 billion. During the same period, we achieved incremental savings of € 1.1 billion and we are well on track to reach our full year targeted investments and our target of incremental savings of € 1.2 billion and cumulative run rate savings of € 1.6 billion by year end 2013. We expect that OpEx program will enable us to serve customers better, tighten controls and reduce costs.

Deutsche Bank	Management Report	54
Interim Report as of September 30, 2013	Outlook

An essential part of our Strategy 2015+ is cultural change. We have launched a process of long-term, deep cultural change. In July, after an intense consultation, discussion and reflection, the new values and beliefs were rolled out across the bank. Each of the values rests on a clear set of beliefs which set out how we seek to conduct ourselves as we live by our values. Our beliefs reflect our own history, the interests of our stakeholders, and the changing environment in which we operate. To make them as concrete as possible for the day-to-day interactions with stakeholders and with each other, the Group Executive Committee and their respective management teams will discuss and define behaviors which for each division or function, exemplify (or contradict) these values. The values will be supported and empowered by developing processes and systems such as management information systems, performance measurement systems and better alignment of incentives to non-financial performance.

The implementation of our initiatives and the realization of the anticipated benefits might be negatively impacted by certain factors. Economic factors that might impact us are the resurgence of the European sovereign debt crisis in the form of financial market stress, high funding costs and pressure to deleverage as well as gradual repositioning of the European economies in the form of high unemployment, fiscal retrenchment and structural reforms, weakness of global, regional and national economic conditions and increased competition for business. Continued pressure on revenues from the low interest-rate environment and margin compression might further impact our businesses. Additionally, regulatory changes might increase our costs or restrict our activities as capital requirements are in focus and different authorities are pushing for structural changes. Given the fact that these governmental initiatives are all subject to discussions, we cannot quantify any future impact as of today.

Following the future binding framework CRR/CRD 4 passed at the end of June 2013, we have reassessed our leverage ratio calculation. Our leverage ratio was 3.1 % as of September 30, 2013 taking into account Tier 1 capital on an adjusted fully loaded basis of € 46.5 billion over an applicable exposure measure of € 1,519 billion. As published last quarter, we have identified a leverage toolbox which provides us sufficient flexibility of approximately € 250 billion reduction potential with a manageable impact on our results consisting of for example NCOU de-risking activities, optimization of collateral management or review of trading inventories.

Due to the nature of our business, we are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, especially in the U.S. and UK. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging.

The Business Segments

In Corporate Banking & Securities (CB&S) we expect the investment banking industry to remain susceptible to both the global economic and specific banking industry factors discussed above. Particular industry challenges likely to impact performance include the changing regulatory environment and the transformation of the competitive landscape. We will continue to leverage our leading fixed income franchise through further platform optimization, whilst scaling back more balance sheet and capital-intensive products. Geographically we will continue to ensure that resources are appropriately allocated to market opportunities. However, there remain a number of risks and uncertainties, including the impact of potential regulatory changes (for example, relating to leverage rules, or bank structure); outcome of litigation cases; general macroeconomic factors (for example, tapering concerns and associated market uncertainty); potential margin compression and increased competition in products with lower capital requirements; risk of OpEx benefits not being fully realized; and a potential delay in execution of risk mitigation strategies.

Deutsche Bank	Management Report	55
Interim Report as of September 30, 2013	Outlook

In Global Transaction Banking (GTB), the low interest rate levels will likely continue to impact net interest income. Additionally, the highly competitive landscape, the challenging macro environment in core markets as well as cost-to-achieve related to OpEx may adversely affect the performance in the remainder of the year. These factors could potentially be counterbalanced by the strong volumes of trade finance and cash management transactions.

Deutsche Asset & Wealth Management (DeAWM) continues to be influenced by ongoing integration, platform re-engineering and cost efficiency efforts and externally by changes in the market environment. We expect to continue to make progress in attracting new client business. Furthermore, we will continue to optimize the division’s portfolio of businesses, including decisions not to retain certain institutional mandates with low profitability, and to further improve our operating and technology platform, delivering cost efficiencies as well as improved functionality for clients. Major equity markets remain volatile with uncertainty persisting amid continuing economic concerns and global political tension. Strategically, we stay positive for equities, expecting an overall positive macro environment in 2014 to support the improvement of fundamentals. We therefore expect a positive development in invested assets and revenue growth in active asset management. The adoption and implementation of multiple new regulatory reforms continues to be a major challenge, especially where uncertainty of the impact exists. The Volcker Rule, European Market Infrastructure Regulation and FATCA regulations may impact DeAWM in particular.

The success of Private & Business Clients (PBC) is based on a solid and well diversified business model: We will further progress the integration of Postbank to reinforce PBC’s leading position in its home market. In parallel, we will further focus on realizing potential from our renewed Private & Commercial Banking business unit by leveraging an integrated commercial banking coverage model for small and mid-sized corporate clients, set up as a joint venture between PBC and GTB. This is accompanied by our efforts to further strengthen our advisory banking business in other important European markets, and benefiting from our growth investments in key Asian countries. The overall macroeconomic outlook for countries in which PBC operates is mixed for 2013 but slightly positive for 2014. PBC aims at strengthening its stable German credit business by further expanding its margins, while maintaining strict risk discipline and carefully optimizing capital demand. We do not anticipate near-term relief from the near-zero interest rate environment which will continue to burden our deposit revenues. The development of investment product markets and the respective revenues depend especially on the further development of the European macro-economic environment. The integration of Postbank will continue and should enable PBC to further realize synergies and cost savings. We expect cost-to-achieve related to Postbank integration and other measures related to our OpEx program to significantly increase in the last quarter of this year. Full year cost-to-achieve as well as savings related to Postbank integration and other measures related to our OpEx program are expected to be materially in line with our plans.

The Non-Core Operations Unit (NCOU) has already achieved its target to reduce CRR/CRD 4 equivalent RWAs to less than € 80 billion in the third quarter and is expected to continue to contribute significantly to the Group’s capital roadmap in future. Challenges remain for successful execution of the de-risking strategy, including changes in the economic environment and market conditions which make the associated timeline for de-risking activity less certain. The pace of de-risking is expected to lessen over time whilst the sale of assets will lead to lower portfolio revenues as the asset base falls. The NCOU will continually evaluate the rationale of exit versus hold, to take advantage of market conditions.

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of September 30, 2013	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Interest and similar income	6,718	7,576	20,301	25,243

Interest expense	3,081	3,846	9,362	13,363

Net interest income	3,637	3,730	10,939	11,880

Provision for credit losses	512	555	1,340	1,287

Net interest income after provision for credit losses	3,125	3,175	9,599	10,592

Commissions and fee income	3,028	2,991	8,878	8,576

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	413	1,930	4,594	5,574

Net gains (losses) on financial assets available for sale	103	65	237	118

Net income (loss) from equity method investments	132	164	273	72

Other income (loss)	432	(231)	429	(357)

Total noninterest income	4,108	4,919	14,412	13,983

Compensation and benefits	2,905	3,292	9,657	10,322

General and administrative expenses	4,109	3,237	10,488	9,679

Policyholder benefits and claims	171	162	356	307

Impairment of intangible assets	0	0	0	10

Restructuring activities	30	276	287	276

Total noninterest expenses	7,215	6,967	20,787	20,594

Income before income taxes	18	1,127	3,224	3,981

Income tax expense (benefit)	(33)	373	1,178	1,153

Net income	51	754	2,047	2,828

Net income attributable to noncontrolling interests	10	7	20	36

Net income attributable to Deutsche Bank shareholders	41	747	2,026	2,792

Earnings per Common Share

	Three months ended		Nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Earnings per common share:

Basic	€0.04	€0.80	€2.05	€2.99

Diluted	€0.04	€0.78	€1.99	€2.92

Number of shares in millions:

Denominator for basic earnings per share – weighted-average shares outstanding	1,026.5	933.8	988.1	932.2

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,052.5	957.2	1,017.3	957.1

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of September 30, 2013	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Net income recognized in the income statement	51	754	2,047	2,828

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(138)	(471)	(835)	(529)

Total of income tax related to items that will not be reclassified to profit or loss	24	223	112	273

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	186	757	90	1,364
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(89)	(37)	(169)	(29)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	22	15	66	12
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	8	11	27	34

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(755)	(229)	(639)	10
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(1)	0	(1)	(5)

Equity Method Investments
Net gains (losses) arising during the period	(4)	(21)	67	(28)

Total of income tax related to items that are or may be reclassified to profit or loss	(63)	(178)	(154)	(232)

Other comprehensive income (loss), net of tax	(810)	71	(1,437)	870

Total comprehensive income (loss), net of tax	(759)	825	609	3,698

Attributable to:
Noncontrolling interests	1	5	15	137
Deutsche Bank shareholders	(760)	820	594	3,561

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of September 30, 2013	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Sep 30, 2013	Dec 31, 2012

Cash and due from banks	16,965	27,877

Interest-earning deposits with banks	97,501	120,637

Central bank funds sold and securities purchased under resale agreements	34,482	36,570

Securities borrowed	24,608	24,013

Financial assets at fair value through profit or loss
Trading assets	219,247	254,459
Positive market values from derivative financial instruments	576,237	768,353
Financial assets designated at fair value through profit or loss	182,641	187,027

Total financial assets at fair value through profit or loss	978,125	1,209,839

Financial assets available for sale	51,585	49,400

Equity method investments	3,572	3,577

Loans	381,779	397,377

Property and equipment	4,625	4,963

Goodwill and other intangible assets	14,095	14,219

Other assets	171,485	123,702

Income tax assets [1]	9,148	10,101

Total assets	1,787,971	2,022,275

Liabilities and Equity
in € m.	Sep 30, 2013	Dec 31, 2012

Deposits	537,330	577,210

Central bank funds purchased and securities sold under repurchase agreements	17,203	36,144

Securities loaned	3,581	3,166

Financial liabilities at fair value through profit or loss
Trading liabilities	61,279	54,400
Negative market values from derivative financial instruments	553,425	752,652
Financial liabilities designated at fair value through profit or loss	92,253	110,409
Investment contract liabilities	7,988	7,732

Total financial liabilities at fair value through profit or loss	714,945	925,193

Other short-term borrowings	65,479	69,661

Other liabilities	228,968	179,099

Provisions [2]	6,902	5,110

Income tax liabilities [1]	3,060	3,036

Long-term debt	141,667	157,325

Trust preferred securities	12,070	12,091

Obligation to purchase common shares	0	0

Total liabilities	1,731,206	1,968,035

Common shares, no par value, nominal value of € 2.56	2,610	2,380

Additional paid-in capital	26,132	23,776

Retained earnings	29,737	29,199

Common shares in treasury, at cost	(15)	(60)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax [3]	(2,004)	(1,294)

Total shareholders’ equity	56,461	54,001

Noncontrolling interests	304	239

Total equity	56,765	54,240

Total liabilities and equity	1,787,971	2,022,275

[1]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[2]	Included are operational/litigation provisions of € 4.4 billion and € 2.6 billion as of September 30, 2013 and December 31, 2012, respectively.
[3]	Excluding remeasurement effects related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of September 30, 2013	Consolidated Statements of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2011	2,380	23,695	30,119	(823)	0

Total comprehensive income, net of tax [1]	0	0	2,792	0	0

Common shares issued	0	0	0	0	0

Cash dividends paid	0	0	(689)	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(252)	0	0

Net change in share awards in the reporting period	0	(488)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,263	0

Tax benefits related to share-based compensation plans	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(4)

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1

Option premiums and other effects from options on common shares	0	(63)	0	0	0

Purchases of treasury shares	0	0	0	(9,497)	0

Sale of treasury shares	0	0	0	8,892	0

Net gains (losses) on treasury shares sold	0	68	0	0	0

Other [2]	0	374	2	0	0

Balance as of September 30, 2012	2,380	23,586	31,972	(165)	(3)

Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0

Total comprehensive income, net of tax [1]	0	0	2,026	0	0

Common shares issued	230	2,731	0	0	0

Cash dividends paid	0	0	(764)	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(723)	0	0

Net change in share awards in the reporting period	0	(422)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,031	0

Tax benefits related to share-based compensation plans	0	16	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1

Option premiums and other effects from options on common shares	0	(49)	0	0	0

Purchases of treasury shares	0	0	0	(10,683)	0

Sale of treasury shares	0	0	0	9,696	0

Net gains (losses) on treasury shares sold	0	(55)	0	0	0

Other	0	135	0	0	0

Balance as of September 30, 2013	2,610	26,132	29,737	(15)	0

[1]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2]	Includes the cumulative effect of the adoption of accounting pronouncements. Please refer to the note “Impact of Changes in Accounting Principles” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of September 30, 2013	Consolidated Statements of Changes in Equity (unaudited)

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax	Total shareholders’ equity	Noncontrolling interests	Total equity
(617)	(226)	0	(1,166)	28	(1,981)	53,390	1,270	54,660

845	42	0	162	(28)	1,021	3,813	141	3,954

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(689)	3	(692)

0	0	0	0	0	0	(252)	(4)	(256)

0	0	0	0	0	0	(488)	0	(488)

0	0	0	0	0	0	1,263	0	1,263

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(4)	0	(4)

0	0	0	0	0	0	1	0	1

0	0	0	0	0	0	(63)	0	(63)

0	0	0	0	0	0	(9,497)	0	(9,497)

0	0	0	0	0	0	8,892	0	8,892

0	0	0	0	0	0	68	0	68

8	0	0	(3)	0	5	381	(1,148)	(767)

236	(184)	0	(1,007)	0	(955)	56,815	256	57,071

468	(159)	0	(1,593)	(10)	(1,294)	54,001	239	54,240

(46)	38	0	(768)	67	(709)	1,317	15	1,332

0	0	0	0	0	0	2,961	0	2,961

0	0	0	0	0	0	(764)	(7)	(771)

0	0	0	0	0	0	(723)	0	(723)

0	0	0	0	0	0	(422)	0	(422)

0	0	0	0	0	0	1,031	0	1,031

0	0	0	0	0	0	16	0	16

0	0	0	0	0	0	(1)	0	(1)

0	0	0	0	0	0	1	0	1

0	0	0	0	0	0	(49)	0	(49)

0	0	0	0	0	0	(10,683)	0	(10,683)

0	0	0	0	0	0	9,696	0	9,696

0	0	0	0	0	0	(55)	0	(55)

0	0	0	0	0	0	135	57	192

422	(121)	0	(2,361)	56	(2,004)	56,461	304	56,765

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of September 30, 2013	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012
Net income	2,047	2,828

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,340	1,287
Restructuring activities	287	276
Gain on sale of financial assets available for sale, equity method investments, and other	(288)	(317)
Deferred income taxes, net	326	856
Impairment, depreciation and other amortization, and accretion	1,857	2,115
Share of net income (loss) from equity method investments	(326)	(297)

Income adjusted for noncash charges, credits and other items	5,243	6,748

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	42,027	4,663
Central bank funds sold, securities purchased under resale agreements, securities borrowed	1,155	(22,544)
Financial assets designated at fair value through profit or loss	2,817	(21,714)
Loans	13,856	5,995
Other assets	(51,617)	(36,623)
Deposits	(38,046)	4,127
Financial liabilities designated at fair value through profit or loss and investment contract liabilities [1]	(17,118)	6,418
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(18,421)	24,940
Other short-term borrowings	(4,108)	4,437
Other liabilities	53,866	41,551
Senior long-term debt [2]	(14,919)	(5,817)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	33,619	(25,178)
Other, net	2,246	(2,578)

Net cash provided by (used in) operating activities	10,600	(15,575)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	11,162	5,939
Maturities of financial assets available for sale	9,033	11,173
Sale of equity method investments	61	68
Sale of property and equipment	103	122
Purchase of:
Financial assets available for sale	(22,175)	(11,113)
Equity method investments	(4)	(11)
Property and equipment	(381)	(387)
Net cash received in (paid for) business combinations/divestitures	(128)	89
Other, net	(344)	(534)

Net cash provided by (used in) investing activities	(2,673)	5,346

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,126	17
Repayments and extinguishments of subordinated long-term debt	(1,659)	(484)
Issuances of trust preferred securities	36	8
Repayments and extinguishments of trust preferred securities	(8)	(19)
Capital increase	2,961	0
Purchases of treasury shares	(10,683)	(9,517)
Sale of treasury shares	9,648	8,884
Dividends paid to noncontrolling interests	(7)	(3)
Net change in noncontrolling interests	77	(54)
Cash dividends paid	(764)	(689)

Net cash provided by (used in) financing activities	727	(1,857)

Net effect of exchange rate changes on cash and cash equivalents	(649)	158

Net increase (decrease) in cash and cash equivalents	8,005	(11,928)
Cash and cash equivalents at beginning of period	53,321	82,032
Cash and cash equivalents at end of period	61,325	70,106

Net cash provided by (used in) operating activities include

Income taxes paid, net	354	938
Interest paid	9,314	13,195
Interest and dividends received	20,304	25,753

Cash and cash equivalents comprise

Cash and due from banks	16,965	26,280
Interest-earning demand deposits with banks (not included: time deposits of € 53,141 million as of September 30, 2013, and € 92.054 million as of September 30, 2012)	44,361	43,825

Total	61,326	70,105

[1]

Included are senior long-term debt issuances of € 7,007 million and € 7,194 million and repayments and extinguishments of € 10,581 million and € 8,794 million through September 30, 2013 and September 30, 2012, respectively.

[2]

Included are issuances of € 21,998 million and € 23,453 million and repayments and extinguishments of € 30,776 million and € 31,478 million through September 30, 2013 and September 30, 2012, respectively.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of September 30, 2013	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2012, for which the same accounting policies have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certainfinancial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance-sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

In 2012, the Group decided to broaden and hence stabilize the underlying bond portfolio relating to the discount rate applied in the eurozone for defined benefit pension plans by including high quality covered bonds and to refine the curve extrapolation by adjusting the underlying bond portfolio while retaining the overall AA-credit quality of the curve. The refinement resulted in an increase in the discount rate of 30 basis points as of the first quarter 2012 and an increase of 40 basis points as of the second quarter 2012. This increase reduced the actuarial losses flowing through other comprehensive income by approximately € 308 million before tax in the first quarter 2012 and approximately € 395 million before tax in the second quarter 2012.

In the fourth quarter 2012, the Group’s valuation methodology for incorporating the impact of own credit risk in the fair value of derivative contracts was refined (commonly referred to as Debt Valuation Adjustment or DVA). Previously the Group had calculated the effect of own credit risk on derivative liabilities using historic default levels. The refinement in methodology has moved DVA to a market based approach. In addition, during the fourth quarter 2012 the Group made refinements to its Credit Valuation Adjustment (“CVA”) methodology as greater transparency of the market value of counterparty credit became possible. The impacts of these refinements were disclosed in the Group’s consolidated financial statements as at December 31, 2012.

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of September 30, 2013	Impact of Changes in Accounting Principles (unaudited)

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IAS 1

On January 1, 2013, the Group adopted the amendments to IAS 1, “Presentation of Financial Statements” which require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The adoption of the amendments did not have a material impact on presentation of other comprehensive income in the Group’s consolidated financial statements.

IFRS 10, IFRS 11, IAS 27 and IAS 28

On January 1, 2013, the Group adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, a revised version of IAS 27, “Separate Financial Statements”, and a revised version of IAS 28, “Investments in Associates and Joint Ventures” which have been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The Group also adopted the amendments to the transition guidance for IFRS 10 and IFRS 11. The Group recorded a cumulative charge to total equity as at January 1, 2012 of € 195 million, net of tax, for the initial adoption of these standards. Comparative information for 2012 has been restated.

IFRS 10 replaces IAS 27, “Consolidated and Separate Financial Statements” and SIC-12, “Consolidation – Special Purpose Entities”, and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

IFRS 11 supersedes IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which had not been applied by the Group. The adoption of IFRS 11 did not have an impact on the consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of September 30, 2013	Impact of Changes in Accounting Principles (unaudited)

The following tables reflect the incremental impacts of the adoption of IFRS 10 on the Group’s consolidated balance sheet and statement of income, respectively, as at December 31, 2012.

IFRS 10 impacts on the Group’s consolidated balance sheet

in € m.	Dec 31, 2012
Assets

Interest-earning deposits with banks	1,088

Financial assets at fair value through profit or loss	8,958

Loans	94

Other assets	(189)

Total assets	9,951

Liabilities

Financial liabilities at fair value through profit or loss	675

Other short-term borrowings	601

Long-term debt	(772)

Other liabilities	9,628

Total liabilities	10,133

Equity

Total shareholders’ equity	(14)

Noncontrolling interests	(168)

Total equity	(182)

IFRS 10 impacts on the Group’s consolidated statement of income
in € m.	2012
Net interest income	83

Net gains (losses) on financial assets/liabilities at fair value through profit and loss	435

Commissions and fee income	(127)

Other income (loss)	(393)

Income before income taxes	(6)

Income tax expense	3

Net income	(3)

The majority of the impacts above arose from the consolidation of certain funds where the Group provides guarantee protection to third parties over the fund’s assets. Under IFRS 10 the Group was deemed to have power over the funds as it acts as investment manager and cannot be removed, has variable returns through significant unit holdings and/or the guarantee, and is able to influence the returns of the funds through its power.

IAS 19

On January 1, 2013, the Group adopted IAS 19R, “Employee Benefits” which introduces the net interest approach which is based on the discount rate used to measure the defined benefit obligation multiplied with the net defined benefit asset/liability recognized on the balance sheet, both as determined at the start of the reporting period and adjusted for expected changes in the net defined benefit asset/liability due to contributions and benefit payments during the year. This measure of net interest cost replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The standard also requires immediate recognition of remeasurement effects associated with all post-employment benefits through other comprehensive income such as actuarial gains and losses and any deviations between the actual return on plan assets and the return implied by the net interest cost, which is already consistent with the Group’s previous accounting policy. In addition, IAS 19R requires immediate recognition of any past service cost and will enhance the disclosure requirements for defined benefit plans. For 2012, the adoption of the net interest approach resulted in a reduction of the expenses for defined benefit plans and consequently increased actuarial losses recognized in other comprehensive income by € 36 million so that the impact on total comprehensive income and total shareholders’ equity was neutral.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of September 30, 2013	Impact of Changes in Accounting Principles (unaudited)

IFRS 7

In December 2011, the IASB issued amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7R”) requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments were effective for annual periods beginning on or after January 1, 2013 but also interim periods thereafter. The adoption of the amendments in the first quarter 2013 did not have a material impact on the Group’s consolidated financial statements. The Group has provided the extended disclosures in the note “Offsetting Financial Assets and Financial Liabilities” of this Interim Report.

IFRS 13

On January 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. As such it permits an exception, through an accounting policy election, to measure the fair value of a portfolio of financial assets and financial liabilities on the basis of the net open risk position when certain criteria are met. The Group has elected to measure certain portfolios of financial instruments, such as derivatives, that meet those criteria on the basis of the net open risk position. IFRS 13 also introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 and IAS 34 in the notes “Financial Instruments carried at Fair Value” and “Fair Value of Financial Instruments not carried at Fair Value”, respectively, of this Interim Report.

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

IAS 32, “Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32)”, IFRS 9 and IFRS 9R, “Financial Instruments” will be relevant to the Group but were not effective as of September 30, 2013 and therefore have not been applied in preparing these financial statements.

IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets (Amendment to IAS 36)”, addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendments will become effective for the Group on January 1, 2014.

IAS 39, “Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)”, allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. The amendments will become effective for the Group on January 1, 2014.

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of September 30, 2013	Segment Information (unaudited)

IFRS 12, “Disclosure of Interests in Other Entities (including amendments to the transition guidance for IFRS 10-12 issued in June 2012)”, which requires annual disclosures of the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities became effective for the Group on January 1, 2013 but will only be applied in the 2013 year-end financial statements.

IFRIC 21, “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, clarifies that an entity recognises a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation will become effective for the Group on January 1, 2014.

While approved by the IASB, the above standards and interpretation – except for IAS 32, “Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32)” and IFRS 12, “Disclosure of Interests in Other Entities” – have yet to be endorsed by the EU.

The Group is currently evaluating the potential impact that the adoption of the amendment to IAS 32, amendment to IAS 39, IFRS 9, IFRS 9R and IFRIC 21 will have on its consolidated financial statements. The adoption of IFRS 12 and the amendment to IAS 36 will only have a disclosure impact on the consolidated financial statements.

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance. In line with this approach, the Group’s Entity-Wide Disclosures include net revenues from internal counterparties.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

On June 1, 2013, the Group completed the sale of Deutsche Card Services to EVO Payments International. The business was part of the Corporate Division GTB.

On August 26, 2013, the Group completed the sale of its US municipal bond trustee business to U.S. Bank. The business was part of the Corporate Division GTB.

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of September 30, 2013	Segment Information (unaudited)

With effect from September 1, 2013, an aligned and integrated commercial banking coverage for small and mid-sized corporate clients in Germany was established in order to strengthen our leading market position and achieve sustainable growth as part of the strategy 2015+ in the home market.

As a result, a significant part of former CB&S German MidCap clients will be covered by a newly established joint venture between the Corporate Divisions PBC and GTB to provide mid-sized corporate clients with both an enhanced client proximity and targeted access to our global network and product expertise.

Furthermore, the long-term cash lending portfolio with German MidCap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB in order to further leverage the adjacencies between the cash management, trade financing and lending activities with these clients.

In the context of establishing above-mentioned German Mid Cap Coverage, PBC has decided to rename its business units to better reflect its market approach. Advisory Banking Germany is now labelled as Private & Commercial Banking (PCB), which comprises former Advisory Banking Germany and the recently established joint venture between the Corporate Divisions PBC and GTB, with the former German MidCap relationship management function now being organized within the PCB franchise. Consumer Banking Germany is re-named as Postbank, which contains the major core business activities of Postbank AG as well as BHW and norisbank, while Advisory Banking International’s name remains unchanged. In order to better align reporting on revenues by product with our management approach, the former category “Deposits & Payment Services” has been split into “Deposits” and “Payments, Cards & Accounts” while “Advisory/Brokerage” and “Discretionary Portfolio Management/Fund Management” have been merged into “Investment & Insurance Products”.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. The figures for 2012 were adjusted to reflect this effect. In 2012, the Group derived its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (under Basel 2.5 rules), reflecting increased regulatory requirements at the time. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals (i.e., accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity). Prior periods for 2013 and 2012 have been adjusted accordingly.

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of September 30, 2013	Segment Information (unaudited)

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2013 and September 30, 2012.

	Three months ended Sep 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	2,936	1,024	1,264	2,323	367	(168)	7,745

Provision for credit losses	43	58	1	171	238	0	512

Total noninterest expenses	2,539	587	980	1,805	1,311	(6)	7,215
thereof:
Policyholder benefits and claims	0	0	171	0	0	0	171
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	6	4	16	3	1	0	30

Noncontrolling interests	9	0	0	0	1	(10)	0

Income (loss) before income taxes	345	379	283	347	(1,183)	(152)	18

Cost/income ratio	86%	57%	78%	78%	N/M	N/M	93%

Assets[1]	1,275,659	88,500	79,943	267,550	65,937	10,381	1,787,971

Risk-weighted assets	122,065	37,143	14,006	72,757	51,978	11,683	309,632

Average active equity	21,514	5,315	5,951	14,145	9,667	0	56,593

Pre-tax return on average active equity	6%	29%	19%	10%	(49) %	N/M	0%

Post-tax return on average active equity[2]	6%	21%	14%	8%	(35) %	N/M	0%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was (183) % for the three months ended September 30, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates ranged from 8 % to 29 % for the current quarter.

	Three months ended Sep 30, 2012
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,947	1,045	1,235	2,434	397	(410)	8,649

Provision for credit losses	18	39	8	189	300	1	555

Total noninterest expenses	2,832	684	1,115	1,841	607	(111)	6,967
thereof:
Policyholder benefits and claims	0	0	161	0	0	0	162
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	182	0	91	0	2	1	276

Noncontrolling interests	9	0	0	0	(3)	(6)	0

Income (loss) before income taxes	1,088	323	113	404	(507)	(293)	1,127

Cost/income ratio	72%	65%	90%	76%	153%	N/M	81%

Assets (as of Dec 31, 2012)[1]	1,464,721	87,555	78,545	282,473	97,405	11,577	2,022,275

Risk-weighted assets (as of Dec 31, 2012)	117,056	34,960	12,444	72,695	80,317	16,133	333,605

Average active equity	21,506	4,241	6,036	12,457	12,244	0	56,484

Pre-tax return on average active equity	20%	30%	7%	13%	(17) %	N/M	8%

Post-tax return on average active equity[2]	13%	19%	5%	8%	(11) %	N/M	5%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 33 % for the three months ended September 30, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates ranged from 36 % to 38 % for the prior year’s quarter.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of September 30, 2013	Segment Information (unaudited)

	Nine months ended Sep 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	11,163	3,093	3,549	7,155	987	(595)	25,351

Provision for credit losses	120	230	14	476	500	0	1,340

Total noninterest expenses	8,051	1,843	2,948	5,341	2,566	37	20,787
thereof:
Policyholder benefits and claims	0	0	356	0	0	0	356
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	103	18	159	5	3	0	287

Noncontrolling interests	20	0	0	0	0	(20)	0

Income (loss) before income taxes	2,972	1,020	587	1,336	(2,078)	(612)	3,224

Cost/income ratio	72%	60%	83%	75%	N/M	N/M	82%

Assets[1]	1,275,659	88,500	79,943	267,550	65,937	10,381	1,787,971

Risk-weighted assets	122,065	37,143	14,006	72,757	51,978	11,683	309,632

Average active equity	20,518	4,970	5,725	13,797	10,503	0	55,513

Pre-tax return on average active equity	19%	27%	14%	13%	(26) %	N/M	8%

Post-tax return on average active equity[2]	13%	19%	9%	9%	(18) %	N/M	5%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 37 % for the nine months ended September 30, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rate was 31 % for the nine months ended September 30, 2013.

	Nine months ended Sep 30, 2012
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	12,073	3,073	3,374	7,134	1,054	(846)	25,862

Provision for credit losses	38	141	15	564	529	1	1,287

Total noninterest expenses	8,529	2,018	2,942	5,323	1,782	(1)	20,594
thereof:
Policyholder benefits and claims	0	0	307	0	0	0	308
Impairment of intangible assets	0	0	0	10	0	0	10
Restructuring activities	182	0	91	0	2	1	276

Noncontrolling interests	15	0	0	15	18	(48)	0

Income (loss) before income taxes	3,491	915	416	1,232	(1,274)	(798)	3,981

Cost/income ratio	71%	66%	87%	75%	169%	0%	80%

Assets (as of Dec 31, 2012)[1]	1,464,721	87,555	78,545	282,473	97,405	11,577	2,022,275

Risk-weighted assets (as of Dec 31, 2012)	117,056	34,960	12,444	72,695	80,317	16,133	333,605

Average active equity	20,712	4,028	5,889	12,034	12,348	0	55,010

Pre-tax return on average active equity	22%	30%	9%	14%	(14) %	N/M	10%

Post-tax return on average active equity[2]	15%	20%	6%	9%	(9) %	N/M	7%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 29 % for the nine months ended September 30, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rate was 34 % for the nine months ended September 30, 2012.

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of September 30, 2013	Segment Information (unaudited)

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

2013 to 2012 Three Months Comparison

Loss before income taxes in Consolidation & Adjustments (C&A) was € 152 million in the third quarter 2013 and € 293 million in the prior year quarter. This development was predominantly attributable to timing differences from different accounting methods used for management reporting and IFRS, which amounted to negative € 58 million in the current quarter, compared to negative € 273 million in the third quarter 2012. Mark-to-market valuation effects of U.S. dollar/euro basis swaps related to the Group’s funding did not lead to a significant result in the current quarter, reflecting widened U.S. dollar/euro basis swap spreads. Prior year quarter included negative effects of approximately € 135 million. In addition, the third quarter 2012 was impacted by negative effects of approximately € 90 million from different accounting methods related to economically hedged short-term positions. Due to risen mid- to long-term euro and U.S. dollar yield curves these effects had no significant impact in the current quarter. Results in the prior year quarter also included a credit for the UK bank levy due to the application of a related double tax treaty, which more than offset the accrual for the German bank levy.

2013 to 2012 Nine Months Comparison

In C&A, loss before income taxes was € 612 million in the first nine months 2013 compared to a loss of € 798 million in the first nine months 2012. This development was primarily driven by effects from different accounting methods used for management reporting and IFRS, which amounted to negative € 226 million in the first nine months 2013 compared to negative € 653 million in the same period for 2012. Main drivers were also the aforementioned mark-to-market valuation effects of U.S. dollar/euro basis swaps related to the Group’s funding and effects from different accounting methods used for economically hedged short-term positions. In addition, the first nine months in 2012 included positive effects from interest on taxes.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of September 30, 2013	Segment Information (unaudited)

Entity-Wide Disclosures

Net Revenue Components

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Corporate Banking & Securities:

Sales & Trading (debt and other products)	1,286	2,462	5,920	7,766

Sales & Trading (equity)	643	597	2,196	1,788

Sales & Trading (equity, debt & other)	1,929	3,059	8,117	9,553

Origination (debt)	364	377	1,237	1,039

Origination (equity)	135	140	491	367

Origination (equity & debt)	499	517	1,728	1,407

Advisory	155	159	340	417

Loan products	333	222	884	698

Other products	21	(11)	95	(2)

Total Corporate Banking & Securities	2,936	3,947	11,163	12,073

Global Transaction Banking:

Transaction services	1,024	1,045	3,093	3,073

Other products	0	0	0	0

Total Global Transaction Banking	1,024	1,045	3,093	3,073

Deutsche Asset & Wealth Management:

Discretionary portfolio management/fund management	572	553	1,637	1,542

Advisory/brokerage	184	200	622	604

Credit products	100	110	289	316

Deposits and payment services	68	52	205	176

Other products[1]	339	321	795	735

Total Deutsche Asset & Wealth Management	1,264	1,235	3,549	3,374

Private & Business Clients:

Global credit products	785	784	2,367	2,308

Deposits	732	773	2,234	2,388

Payments, cards & accounting products	259	259	765	756

Investment & insurance products	263	263	884	845

Other products	283	354	904	838

Total Private & Business Clients	2,323	2,434	7,155	7,134

Total Non-Core Operations Unit	367	397	987	1,054

Consolidation & Adjustments	(168)	(410)	(595)	(846)

Total [2]	7,745	8,649	25,351	25,862

[1]	Includes revenues from ETF business.
[2]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit and loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of September 30, 2013	Information on the Consolidated Income Statement (unaudited)

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Net interest income	3,637	3,730	10,939	11,880

Trading income[1]	569	1,602[2]	4,017	4,960[2]

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[3]	(156)	328[2]	577	614[2]

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	413	1,930	4,594	5,574

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,050	5,660	15,533	17,453

Sales & Trading (equity)	484	444	1,692	1,306
Sales & Trading (debt and other products)	1,227	2,197	6,095	7,037
Total Sales & Trading	1,711	2,641	7,786	8,343

Loan products	149	122	410	215

Remaining products[4]	(511)	47	(443)	264

Corporate Banking & Securities	1,350	2,811	7,754	8,822

Global Transaction Banking[5]	568	526	1,580	1,555

Deutsche Asset & Wealth Management	552	455	1,484	1,481

Private & Business Clients	1,468	1,560	4,485	4,660

Non-Core Operations Unit	68	292	252	614

Consolidation & Adjustments	46	17	(21)	322

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,050	5,660	15,533	17,453

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Compared to the prior year, € 826 million and € 724 million were reclassified from Trading income to Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss for the three and nine months ended September 2012, respectively.

[3]

Includes gains of € 11 million and € 46 million from securitization structures for the three months ended September 30, 2013 and September 30, 2012, respectively, and losses of € 90 million and gains of € 85 million for the nine months ended September 30, 2013 and September 30, 2012, respectively. Fair value movements on related instruments of € 8 million and of € 17 million for the three months ended September 30, 2013 and September 30, 2012, respectively, and € 269 million and € 10 million for the nine months ended September 30, 2013 and September 30, 2012, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[4]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[5]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Commissions and fees from fiduciary activities	965	854	2,663	2,450

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	853	956	2,623	2,659

Fees for other customer services	1,209	1,181	3,592	3,467

Total commissions and fee income	3,028	2,991	8,878	8,576

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of September 30, 2013	Information on the Consolidated Income Statement (unaudited)

Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Service cost for defined benefit plans:
Germany	42	36	132	110
UK	7	11	21	23
Other countries	28	17	62	63

Total service cost	77	64	215	196

Net interest cost (income) for defined benefit plans:
Germany	3	8	23	28
UK	(7)	(13)	(22)	(32)
Other countries	5	7	13	13

Total net interest cost (income)	1	2	14	9

Total expenses defined benefit plans:
Germany	45	44	155	138
UK	0	(2)	(1)	(9)
Other countries	33	24	75	76

Total expenses defined benefit plans	78	66	229	205

Total expenses for defined contribution plans	89	93	285	293

Total expenses for post-employment benefits	167	159	514	498

Employer contributions to mandatory German social security pension plan	54	54	169	172

The Group expects to pay approximately € 175 million in regular contributions to its retirement benefit plans in 2013. Furthermore, the Group made additional contributions of € 819 million, € 53 million and € 527 million to fund the majority of Postbank’s unfunded defined benefit obligations in the first, second and third quarter of 2013, respectively. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2013.

A remeasurement loss of € 835 million pre-tax recognized in the Consolidated Statement of Comprehensive Income in the first nine months was largely driven by the fact that the eurozone discount rate did not capture the increase in market yields of corporate bonds due to new low yielding bond issuances and downgrading of existing bonds. Various assumptions in the determination of the discount rate are impractical to be hedged mainly due to the absence of ultra-long-term corporate bonds. Generally the decreases in the discount rate caused further losses for the underfunded defined benefit plan liabilities. Furthermore, in UK, where hedging activities are more linked to government bonds, there was no commensurate asset gain to compensate the losses in the liabilities driven by the contraction of the credit spread.

The discount rate applied to determine the defined benefit pension obligations in the eurozone as of September 30, 2013 is 3.5%.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of September 30, 2013	Information on the Consolidated Income Statement (unaudited)

General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
General and administrative expenses:

IT costs	814	632	2,216	1,846

Occupancy, furniture and equipment expenses	512	536	1,504	1,582

Professional service fees	469	477	1,252	1,350

Communication and data services	218	234	649	690

Travel and representation expenses	105	123	310	392

Payment, clearing and custodian services	139	157	438	464

Marketing expenses	75	87	221	269

Consolidated investments	206	206	612	574

Other expenses[1]	1,572	785	3,286	2,512

Total general and administrative expenses	4,109	3,237	10,488	9,679

[1]

Includes litigation related expenses of € 1,163 million and € 289 million for the three months ended September 30, 2013 and September 30, 2012, respectively and litigation related expenses of € 1,914 million and of € 750 million for the nine months ended September 30, 2013 and September 30, 2012, respectively.

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to spend approximately € 4 billion over a three year period starting 2012 with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

As of September 30, 2013 the Group’s Management Board approved six phases of restructuring which form part of the planned amount of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 287 million were recognized in the first three quarters of 2013, thereof € 199 million for termination benefits relating to the reduction of headcount according to the Group’s accounting policy for restructuring expenses. An additional expense amount of € 62 million was incurred for the acceleration of deferred compensation awards not yet amortized. A further expense of € 26 million was recognized for contract termination costs, mainly relating to real estate. Of the total amount of € 287 million, the Corporate Banking & Securities Corporate Division was charged € 102 million, the Deutsche Asset & Wealth Management Corporate Division € 159 million, the Global Transaction Banking Corporate Division € 18 million, the Private & Business Clients Corporate Division € 5 million and the Non-Core Operations Unit Corporate Division € 3 million respectively, including allocations from Infrastructure functions. Provisions for restructuring as of September 30, 2013 amounted to € 227 million. The majority of the remaining approved restructuring expense budget is expected to be utilized during 2013 and into 2014.

In the first three quarters 2013, 775 full-time equivalent (FTE) staff had been reduced through restructuring. The FTE reductions were identified within the Corporate Banking & Securities Corporate Division (224 FTE), the Deutsche Asset & Wealth Management Corporate Division (118 FTE), the Global Transaction Banking Corporate Division (145 FTE) and Infrastructure functions (288 FTE).

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Effective Tax Rate

Net income for the third quarter 2013 was € 51 million, compared to € 754 million in the third quarter 2012. In the third quarter 2013 we recorded an income tax benefit of € 33 million versus an income tax expense of € 373 million in the comparative period.

Net income in the first nine months of 2013 amounted to € 2.0 billion, compared to € 2.8 billion in the 2012 comparative period. Income tax expense was unchanged at € 1.2 billion. The effective tax rate in the first nine months of 2013 of 37 % was mainly impacted by expenses that are not tax deductible and adjustments for income taxes of prior periods. This compares to an effective tax rate of 29 % in the first nine months 2012.

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2013	Dec 31, 2012
Trading assets:
Trading securities	196,503	227,845
Other trading assets[1]	22,744	26,614

Total trading assets	219,247	254,459

Positive market values from derivative financial instruments	576,237	768,353

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	112,676	124,987
Securities borrowed	32,159	28,304
Loans	19,025	18,248
Other financial assets designated at fair value through profit or loss	18,782	15,488

Total financial assets designated at fair value through profit or loss	182,641	187,027

Total financial assets at fair value through profit or loss	978,125	1,209,839

[1]	Includes traded loans of € 15,780 million and € 17,638 million as of September 30, 2013 and December 31, 2012, respectively.

in € m.	Sep 30, 2013	Dec 31, 2012
Trading liabilities:
Trading securities	60,265	52,722
Other trading liabilities	1,015	1,678

Total trading liabilities	61,279	54,400

Negative market values from derivative financial instruments	553,425	752,652

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	72,984	82,267
Loan commitments	302	463
Long-term debt	10,253	13,436
Other financial liabilities designated at fair value through profit or loss	8,714	14,243

Total financial liabilities designated at fair value through profit or loss	92,253	110,409

Investment contract liabilities[1]	7,988	7,732

Total financial liabilities at fair value through profit or loss	714,945	925,193

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Financial Assets Available for Sale

in € m.	Sep 30, 2013	Dec 31, 2012
Debt securities	47,180	44,155

Equity securities	1,096	1,305

Other equity interests	942	986

Loans	2,366	2,954

Total financial assets available for sale	51,585	49,400

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Sep 30, 2013			Dec 31, 2012
in € m.	Carrying value		Fair value	Carrying value		Fair value
Trading assets reclassified to loans:
Securitized assets[1]	2,189		1,907	3,599		2,783
Debt securities	588		582	795		757
Loans	4,249		3,954	6,810		6,226

Total trading assets reclassified to loans	7,026		6,443	11,204		9,766

Financial assets available for sale reclassified to loans:
Securitized assets[1]	2,492		2,405	4,501		4,218
Loans	1,252		1,317	1,293		1,446

Total financial assets available for sale reclassified to loans	3,745		3,723	5,794		5,664

Total financial assets reclassified to loans	10,770	[2]	10,165	16,998	[2]	15,430

[1]	Securitized assets consist of mortgage and asset-backed securities.
[2]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 74 million and € 209 million as at September 30, 2013 and December 31, 2012 respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions in the best interests of the Bank. For the nine months ended September 30, 2013, the Group sold reclassified assets with a carrying value of € 2.8 billion, resulting in net losses of € 236 million.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 826 million. A further € 1.5 billion reduction relates to commercial real estate loans where the structured entity borrower has been consolidated under IFRS 10 due to the Group obtaining control during the second and third quarter of 2013. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 789 million.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(3)	66	167	(17)

Impairment (losses) on the reclassified financial assets available for sale which were impaired	0	(11)	0	(14)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	0	130	78	328

Pre-tax contribution of all reclassified assets to the income statement (after reclassification)

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Interest income	57	130	250	459

Provision for credit losses	(175)	(98)	(310)	(156)

Other income[1]	(12)	28	(171)	8

Income before income taxes on reclassified trading assets	(130)	60	(231)	311

Interest income	28	35	76	132

Provision for credit losses	(24)	(132)	(24)	(228)

Other income[1]	0	1	(47)	(3)

Income (loss) before income taxes on reclassified financial assets available for sale	4	(96)	5	(99)

[1]	Predominantly relates to losses from the sale of reclassified assets.

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (“CDO”); and many less-liquid equities.

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDO’s (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Sep 30, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	99,961	88,876	7,665
Positive market values from derivative financial instruments	11,111	553,035	12,091
Other trading assets	406	17,412	4,927
Financial assets designated at fair value through profit or loss	6,938	172,495	3,208
Financial assets available for sale	21,877	26,241	3,467
Other financial assets at fair value	0	4,717[2]	0

Total financial assets held at fair value	140,293	862,775	31,358

Financial liabilities held at fair value:
Trading securities	38,243	21,998	24
Negative market values from derivative financial instruments	11,086	533,825	8,514
Other trading liabilities	20	984	11
Financial liabilities designated at fair value through profit or loss	147	90,453	1,653
Investment contract liabilities[3]	0	7,988	0
Other financial liabilities at fair value	0	2,238[2]	(388)[4]

Total financial liabilities held at fair value	49,496	657,486	9,813

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2012.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” of the Financial Report 2012 for more detail on these contracts.

[4]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Financial instruments categorized in level 3

in € m.	Sep 30, 2013
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	693
Mortgage- and other asset-backed securities	2,505
Corporate debt securities and other debt obligations	4,088
Equity securities	379

Total trading securities	7,665

Positive market values from derivative financial instruments	12,091
Other trading assets	4,927
Financial assets designated at fair value through profit or loss:
Loans	2,705
Other financial assets designated at fair value through profit or loss	503

Total financial assets designated at fair value through profit or loss	3,208

Financial assets available for sale	3,467

Other financial assets at fair value	0

Total financial assets held at fair value	31,358

Financial liabilities held at fair value:

Trading securities	24

Negative market values from derivative financial instruments	8,514

Other trading liabilities	11

Financial liabilities designated at fair value through profit or loss:
Loan commitments	302
Long-term debt	1,284
Other financial liabilities designated at fair value through profit or loss	66

Total financial liabilities designated at fair value through profit or loss	1,653

Other financial liabilities at fair value	(388)[1]

Total financial liabilities held at fair value	9,813

[1]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table above.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period is mainly due to a combination of sales and transfers from level 3 into level 2 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in the period was mainly due to mark-to-market losses on the instruments and settlements.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements while the slight increase in liabilities is mainly due to transfers into level 3 from level 2 due to decreased observability of input parameters used to value these instruments.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Reconciliation of financial instruments classified in Level 3

	Sep 30, 2013
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[5]	Settle- ments[6]	Transfers into Level 3[7]	Transfers out of Level 3[7]	Balance, end of period

Financial assets held at fair value:

Trading securities	10,306	0	80	1,231	(2,562)	0	(799)	1,828	(2,419)	7,665

Positive market values from derivative financial instruments	15,210	0	(2,139)	0	0	0	(1,170)	2,273	(2,083)	12,091

Other trading assets	4,609	0	(212)	655	(1,184)	1,235	(330)	561	(408)	4,927

Financial assets designated at fair value through profit or loss	3,956	0	167	50	(13)	897	(1,772)	180	(258)	3,208

Financial assets available for sale	3,940	(80)	(50)[2]	648	(839)	0	(532)	870	(490)	3,467

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	38,021	(80)	(2,154)[3,4]	2,584	(4,597)	2,132	(4,602)	5,712	(5,657)	31,358

Financial liabilities held at fair value:

Trading securities	318	0	8	0	0	0	(161)	4	(146)	24

Negative market values from derivative financial instruments	9,286	0	(55)	0	0	0	(944)	1,765	(1,537)	8,514

Other trading liabilities	0	0	0	0	0	0	0	11	0	11

Financial liabilities designated at fair value through profit or loss	1,417	0	(172)	0	0	278	(205)	531	(197)	1,653

Other financial liabilities at fair value	(176)	0	59	0	0	0	24	(295)	0	(388)

Total financial liabilities held at fair value	10,845	0	(160)[3,4]	0	0	278	(1,286)	2,017	(1,880)	9,813

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented above are attributable to movements in both the observable and unobservable parameters.

[2]

Total gains and losses on financial assets available for sale include a loss of € 3 million recognized in other comprehensive income, net of tax, and a gain of € 21 million recognized in the consolidated statement of income presented in net gains (losses) on financial assets available for sale.

[3]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a negative € 335 million and for total financial liabilities held at fair value this is a positive € 39 million.

[4]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.
[5]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[6]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives, all cash flows are presented in settlements.

[7]

Transfers in and transfers out of level 3 during the period are recorded at their fair value at the beginning of year in the table above. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of September 30, 2013 it could have increased fair value by as much as € 2.9 billion or decreased fair value by as much as € 2.9 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Sep 30, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:
Credit	558	815
Equity	200	176
Interest related	24	32
Hybrid	336	210
Other	82	49

Securities:
Debt securities	1,449	1,243
Equity securities	20	66
Loans:
Loans	275	279

Total	2,944	2,870

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between both other unobservable parameters, and observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the credit worthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of credit worthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require in order to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macro economic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Sep 30, 2013	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	289	0	Price based	Price	0%	108%
			Discounted cash flow	Credit spread (bps)	200	2,000
				Constant default rate	0%	4%
Mortgage- and other asset-backed securities	2,216	0	Price based	Price	0%	134%
			Discounted cash flow	Credit spread (bps)	50	3,500
				Recovery rate	0%	98%
				Constant default rate	1%	40%
				Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,505	0

Debt securities and other debt obligations	5,016	1,308	Price based	Price	0%	156%
			Discounted cash flow	Credit spread (bps)	180	1,940

Equity securities	1,059	0	Market approach	Price per net asset value	70%	100%
				Enterprise value/EBITDA (multiple)	1	14
			Discounted cash flow	Weighted average cost capital	7%	12%

Loans	9,037	0	Price based	Price	0%	117%
			Discounted cash flow	Credit spread (bps)	97	2,450
				Constant default rate	9%	20%
				Recovery rate	12%	60%

Loan commitments	0	302	Discounted cash flow	Credit spread (bps)	3	1,250
				Recovery rate	35%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,650	77	Discounted cash flow	IRR	2%	46%

Total financial instruments held at fair value[1]	19,267	1,687

[1]	The presentation of the Level 3 financial instruments in this table follows a product breakdown rather than accounting classification.

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

	Sep 30, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments
Interest rate derivatives	3,098	2,159		Discounted cash flow	Swap rate (bps)	29	1,005
					Inflation swap rate	0%	8%
				Option pricing model	Inflation volatility	0%	8%
					Interest rate volatility	1%	81%
					IR - IR correlation	(49) %	91%
					Hybrid correlation	(70) %	95%
Credit derivatives	5,108	2,762		Discounted cash flow	Credit spread (bps)	8	2,940
					Recovery rate	0%	70%
				Correlation pricing model	Credit correlation	30%	86%
Equity derivatives	1,662	1,643		Option pricing model	Stock volatility	4%	99%
					Index volatility	10%	70%
					Index - index correlation	48%	98%
					Stock - stock correlation	7%	100%
FX derivatives	449	454		Option pricing model	Volatility	3%	17%
Other derivatives	1,774	1,109	[1]	Discounted cash flow	Credit spread (bps)	100	1,500
				Option pricing model	Index volatility	4%	28%
					Commodity correlation	(36) %	100%
					Iron ore forward price (€/Ton)	103	141

Total market values from derivative financial instruments	12,091	8,126

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.

in € m.	Sep 30, 2013
Financial assets held at fair value:

Trading securities	79
Positive market values from derivative financial instruments	(1,387)
Other trading assets	34
Financial assets designated at fair value through profit or loss	208
Financial assets available for sale	(24)
Other financial assets at fair value	0

Total financial assets held at fair value	(1,089)

Financial liabilities held at fair value:

Trading securities	3
Negative market values from derivative financial instruments	(457)
Other trading liabilities	0
Financial liabilities designated at fair value through profit or loss	(45)
Other financial liabilities at fair value	(62)

Total financial liabilities held at fair value	(543)

Total	(1,632)

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-date movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.
Balance as of December 31, 2012	699

New trades during the period	340

Amortization	(231)

Matured trades	(93)

Subsequent move to observability	(40)

Exchange rate changes	(17)

Balance as of September 30, 2013	658

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 16 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2012.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 15 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2012. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 15 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2012 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Sep 30, 2013
in € m.	Carrying value	Fair value
Financial assets:
Cash and due from banks	16,965	16,965
Interest-earning deposits with banks	97,501	97,514
Central bank funds sold and securities purchased under resale agreements	34,482	34,482
Securities borrowed	24,608	24,608
Loans	381,779	384,838
Other financial assets	160,071	160,047

Financial liabilities:
Deposits	537,330	537,795
Central bank funds purchased and securities sold under repurchase agreements	17,203	17,203
Securities loaned	3,581	3,581
Other short-term borrowings	65,479	65,475
Other financial liabilities	203,723	203,723
Long-term debt	141,667	142,155
Trust preferred securities	12,070	12,911

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 01 “Significant Accounting Policies” of the Group’s Financial Report 2012.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 01 “Significant Accounting Policies: Offsetting Financial Instruments” of the Group’s Financial Report 2012.

Deutsche Bank	Consolidated Financial Statements	90
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Assets

	Sep 30, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	33,703	(2,730)	30,973	0	0	(30,542)	432
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,509	0	3,509	0	0	(3,509)	0

Securities borrowed (enforceable)	12,298	0	12,298	0	0	(11,803)	495
Securities borrowed (non-enforceable)	12,309	0	12,309	0	0	(11,810)	499

Financial assets at fair value through profit or loss
Trading assets	220,431	(1,184)	219,247	0	(50)	(31)	219,165
Positive market values from derivative financial instruments (enforceable)	811,154	(275,142)	536,012	(465,805)	(53,908)	(10,364)	5,935
Positive market values from derivative financial instruments (non-enforceable)	40,225	0	40,225	0	0	0	40,225
Financial assets designated at fair value through profit or loss (enforceable)	143,162	(28,340)	114,822	(17,204)	0	(81,723)	15,895
Financial assets designated at fair value through profit or loss (non-enforceable)	67,819	0	67,819	0	0	(48,592)	19,227

Total financial assets at fair value through profit or loss	1,282,791	(304,666)	978,125	(483,009)	(53,958)	(140,711)	300,447

Loans	381,869	(90)	381,779	0	(10,836)	(46,272)	324,672

Other assets	181,639	(10,154)	171,485	(58,628)	(265)	(423)	112,168
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,422	(4,871)	4,550	(4,191)	0	0	359

Remaining assets not subject to netting	197,492	0	197,492	0	0	(755)	196,737

Total assets	2,105,611	(317,640)	1,787,971	(541,637)	(65,059)	(245,824)	935,450

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Sep 30, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	537,374	(44)	537,330	0	0	0	537,330

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,598	(2,730)	4,868	0	(23)	(4,834)	11
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	12,335	0	12,335	0	0	(8,922)	3,412

Securities loaned (enforceable)	3,581	0	3,581	0	0	(3,581)	0
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	68,838	(7,559)	61,279	0	0	0	61,279
Negative market values from derivative financial instruments (enforceable)	791,640	(275,401)	516,239	(468,099)	(43,459)	(4,681)	0
Negative market values from derivative financial instruments (non-enforceable)	37,187	0	37,187	0	0	(5,471)	31,716
Financial liabilities designated at fair value through profit or loss (enforceable)	92,520	(21,357)	71,163	(17,204)	(1,013)	(44,722)	8,224
Financial liabilities designated at fair value through profit or loss (non-enforceable)	29,078	0	29,078	0	0	(4,474)	24,604

Total financial liabilities at fair value through profit or loss	1,019,263	(304,317)	714,945	(485,303)	(44,473)	(59,347)	125,823

Other liabilities	239,516	(10,549)	228,968	(56,672)	0	0	172,296
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,769	(4,871)	1,898	(1,898)	0	0	0

Remaining liabilities not subject to netting	229,179	0	229,179	0	0	0	229,179

Total liabilities	2,048,846	(317,640)	1,731,206	(541,974)	(44,495)	(76,685)	1,068,051

Deutsche Bank	Consolidated Financial Statements	91
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Assets

	Dec 31, 2012
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	32,416	(427)	31,989	0	0	(31,874)	115
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	4,581	0	4,581	0	0	(4,475)	106

Securities borrowed (enforceable)	10,272	0	10,272	0	0	(9,972)	300
Securities borrowed (non-enforceable)	13,741	0	13,741	0	0	(13,336)	405

Financial assets at fair value through profit or loss
Trading assets	255,745	(1,286)	254,459	0	(52)	(1,149)	253,258
Positive market values from derivative financial instruments (enforceable)	1,089,047	(377,671)	711,376	(631,791)	(66,467)	(9,032)	4,086
Positive market values from derivative financial instruments (non-enforceable)	56,977	0	56,977	0	0	0	56,977
Financial assets designated at fair value through profit or loss (enforceable)	147,254	(34,316)	112,938	(26,035)	(973)	(70,594)	15,336
Financial assets designated at fair value through profit or loss (non-enforceable)	74,089	0	74,089	0	0	(55,279)	18,810

Total financial assets at fair value through profit or loss	1,623,112	(413,273)	1,209,839	(657,826)	(67,492)	(136,054)	348,467

Loans	397,520	(143)	397,377	0	(16,324)	(53,031)	328,022

Other assets	144,735	(21,033)	123,702	(69,546)	(267)	799	54,688
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	23,893	(15,531)	8,362	(7,119)	0	(452)	791

Remaining assets not subject to netting	230,774	0	230,774	0	0	(1,287)	229,487

Total assets	2,457,150	(434,875)	2,022,275	(727,372)	(84,084)	(249,231)	961,588

[1]	Excludes real estate and other non-financial instrument collateral. Amounts have been adjusted accordingly.

Liabilities

	Dec 31, 2012
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	577,316	(106)	577,210	0	0	0	577,210

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	8,806	(426)	8,380	0	(13)	(8,124)	243
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	27,764	0	27,764	0	0	(27,042)	722

Securities loaned (enforceable)	2,614	0	2,614	0	0	(2,464)	150
Securities loaned (non-enforceable)	552	0	552	0	0	(246)	306

Financial liabilities at fair value through profit or loss
Trading liabilities	65,284	(10,884)	54,400	0	0	0	54,400
Negative market values from derivative financial instruments (enforceable)	1,098,493	(386,949)	711,544	(636,450)	(62,428)	(11,298)	1,368
Negative market values from derivative financial instruments (non-enforceable)	41,108	0	41,108	0	0	0	41,108
Financial liabilities designated at fair value through profit or loss (enforceable)	78,675	(23,869)	54,806	(26,035)	(474)	(27,403)	894
Financial liabilities designated at fair value through profit or loss (non-enforceable)	63,335	0	63,335	0	0	(35,193)	28,142

Total financial liabilities at fair value through profit or loss	1,346,894	(421,701)	925,193	(662,485)	(62,902)	(73,895)	125,911

Other liabilities	191,740	(12,641)	179,099	(68,927)	0	0	110,172
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,410	(6,735)	3,675	(2,460)	0	0	1,215

Remaining liabilities not subject to netting	247,223	0	247,223	0	0	0	247,223

Total liabilities	2,402,910	(434,875)	1,968,035	(731,412)	(62,914)	(111,771)	1,061,938

Deutsche Bank	Consolidated Financial Statements	92
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 01 “Significant Accounting Policies: Offsetting Financial Instruments” of the Group’s Financial Report 2012.

The column ‘Impact of Master Netting Agreements’ discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

The columns ‘cash collateral’ and ‘financial instrument collateral’ disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark to market values of derivatives are booked within the ‘Other liabilities’ and ‘Other assets’ balances respectively.

The cash and financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Nine months ended Sep 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	856	452	1,308	11	21	32	1,340
thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(460)	(183)	(644)	0	0	0	(644)
Charge-offs	(482)	(294)	(776)	0	0	0	(776)
Recoveries	22	110	132	0	0	0	132

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(70)	(25)	(95)	(2)	(2)	(4)	(100)

Balance, end of period	2,592	2,669	5,261	126	116	242	5,503

Changes compared to prior year

Provision for credit losses absolute	16	(5)	12	24	16	40	52
relative (in %)	2	(1)	1	(177)	302	(476)	4

Net charge-offs absolute	145	30	175	0	0	0	175
relative (in %)	(24)	(14)	(21)	0	0	0	(21)

Deutsche Bank	Consolidated Financial Statements	93
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

	Nine months ended Sep 30, 2012
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,011	2,147	4,158	127	98	225	4,383

Provision for credit losses	840	456	1,296	(14)	5	(9)	1,287
thereof: (Gains)/Losses from disposal of impaired loans	80	(51)	29	0	0	0	29

Net charge-offs:	(606)	(213)	(819)	0	0	0	(819)
Charge-offs	(632)	(345)	(977)	0	0	0	(977)
Recoveries	27	132	158	0	0	0	158

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(56)	0	(56)	0	1	1	(55)

Balance, end of period	2,190	2,389	4,579	113	104	217	4,796

Changes compared to prior year

Provision for credit losses absolute	246	(257)	(10)	(12)	10	(1)	(12)
relative (in %)	41	(36)	(1)	551	(207)	20	(1)

Net charge-offs absolute	(172)	(69)	(103)	0	0	0	103
relative (in %)	40	(24)	14	0	0	0	14

Other Assets and Other Liabilities

in € m.	Sep 30, 2013	Dec 31, 2012
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	50,730	67,390
Receivables from prime brokerage	8,201	6,068
Pending securities transactions past settlement date	6,922	4,096
Receivables from unsettled regular way trades	81,608	19,758

Total brokerage and securities related receivables	147,460	97,312

Accrued interest receivable	3,217	3,238

Assets held for sale	67	107

Other	20,742	23,045

Total other assets	171,485	123,702

in € m.	Sep 30, 2013	Dec 31, 2012
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	58,814	74,650
Payables from prime brokerage	31,579	30,520
Pending securities transactions past settlement date	5,282	3,029
Payables from unsettled regular way trades	83,020	19,257

Total brokerage and securities related payables	178,695	127,456

Accrued interest payable	3,664	3,592

Liabilities held for sale	0	78

Other	46,609	47,972

Total other liabilities	228,968	179,099

Deutsche Bank	Consolidated Financial Statements	94
Interim Report as of September 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Long-Term Debt

in € m.	Sep 30, 2013	Dec 31, 2012
Senior debt:

Bonds and notes
Fixed rate	78,986	89,623
Floating rate	27,555	29,138

Subordinated debt:

Bonds and notes
Fixed rate	3,053	4,218
Floating rate	5,537	4,567

Other	26,536	29,779

Total long-term debt	141,667	157,325

Shares Issued and Outstanding

On April 30, 2013, Deutsche Bank AG issued 90 million new common shares at € 32.90 per share, resulting in total proceeds of € 3.0 billion. The shares were issued with full dividend rights for the year 2012 from authorized capital and without pre-emptive rights. As of September 30, 2013, related transaction costs that were directly recorded in equity amounted to € 0.4 million, net of tax.

in million	Sep 30, 2013	Dec 31, 2012
Shares issued	1,019.5	929.5

Shares in treasury	0.4	0.3

thereof:

buyback	0.0	0.0

other	0.4	0.3

Shares outstanding	1,019.1	929.2

Deutsche Bank	Consolidated Financial Statements	95
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from collateral obtained.

in € m.	Sep 30, 2013	Dec 31, 2012
Irrevocable lending commitments	130,780	129,657

Contingent liabilities	66,702	68,358

Total	197,482	198,015

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 29 “Provisions” of the Group’s Financial Report 2012 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For these and other matters that may have a significant impact on the Group and for which an estimate can be made, the Group currently estimates that, as of September 30, 2013, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.3 billion (December 31, 2012: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

Deutsche Bank	Consolidated Financial Statements	96
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank expects to file a response contesting the EC’s preliminary conclusions during 2013.

In addition, several putative civil actions are pending in federal court in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois against Deutsche Bank and numerous other credit default swap (CDS) dealer banks. All of the complaints allege that the banks conspired to prevent the establishment of exchange traded CDS, with the effect of raising prices for over-the-counter CDS transactions, and seek to represent a class of individuals and entities located in the United States or abroad who, during a period from about October 2008 through the present, directly purchased CDS from or directly sold CDS to the defendants in the United States. On July 16, 2013, a motion was filed with the Joint Panel on Multidistrict Litigation to have all of the CDS civil actions consolidated for pretrial proceedings. On October 16, 2013, the Joint Panel consolidated the CDS civil actions in the United States District Court for the Southern District of New York. At the appropriate time, Deutsche Bank intends to move to dismiss the consolidated amended complaint.

FX Investigations. Deutsche Bank has received requests for information from certain regulatory authorities who are investigating trading in the foreign exchange market. The Bank is cooperating with those investigations, which are in early stages.

Hydro Dispute. Deutsche Bank is involved in legal proceedings with respect to a hydropower project in Albania. On the other side are two Italian companies, BEG SpA and Hydro Srl. BEG is Deutsche Bank’s joint venture partner with respect to the project; Hydro is the joint venture vehicle (owned 55 % by BEG and 45 % by Deutsche Bank). The dispute centers around whether Deutsche Bank has an obligation to fund construction of the project in full. Deutsche Bank’s position is that its sole funding obligation with respect to the project was to provide an equity injection of up to € 35 million, which obligation it has fulfilled.

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

Initially, Deutsche Bank was defendant in an arbitration claim from Hydro in Italy for damages of € 411 million for alleged failure to finance the construction of the project (“Rome 1”). In November 2011, the arbitration panel ruled that there was evidence of some (unspecified) further financing commitment on Deutsche Bank’s part, and issued an award of approximately € 29 million against Deutsche Bank. Deutsche Bank appealed to the Court of Appeal in Rome for the award to be set aside. The Court affirmed the award in July 2013. Deutsche Bank is considering an appeal to the Italian Supreme Court.

Deutsche Bank responded to the Rome 1 arbitration by bringing a claim against BEG in an International Chamber of Commerce (ICC) arbitration in Paris. The ICC tribunal’s award, which was issued in April 2013, confirmed inter alia that Deutsche Bank had fulfilled its obligations in respect of the project to date and that (contrary to the findings of the Italian arbitration panel) no further financing commitment exists on the Bank’s part. The ICC tribunal also dismissed BEG’s counterclaim of € 242 million in full.

In the fourth quarter of 2012, Hydro launched a new arbitration against Deutsche Bank in Italy (“Rome 2”). Hydro sought damages of approximately € 490 million in respect of historic losses, with a further € 200 million in respect of future losses should the concession to build the power plant be revoked. In August 2013 the Rome 2 panel issued an award of € 396 million against Deutsche Bank. Deutsche Bank is considering an appeal to the Court of Appeal in Rome for the award to be set aside.

In June 2013, Deutsche Bank commenced a new arbitration before the ICC tribunal in Paris, seeking inter alia recovery of any sums paid by the Bank in connection with the Rome 1 or Rome 2 arbitrations.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR), Singapore Interbank Offered Rate (SIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for the Bank.

In the period from mid-2012 to early 2013, three financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, one financial institution’s settlement included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against that entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

Deutsche Bank	Consolidated Financial Statements	98
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

A number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported collusion or manipulation by the defendants relating to the setting of U.S. Dollar LIBOR. With one exception, all of the U.S. Dollar LIBOR civil actions pending in the SDNY have been consolidated for pre-trial purposes in a multidistrict litigation (U.S. Dollar LIBOR MDL). In March 2013, the Court dismissed a substantial portion of plaintiffs’ claims, including the federal and state antitrust claims and claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO), that had been asserted in six amended complaints filed in April 2012. Appeals to the United States Court of Appeals for the Second Circuit have been filed by plaintiffs whose claims were fully dismissed. Motion practice continues relating to the remaining complaints.

Additional complaints against Deutsche Bank and other banks relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in or otherwise transferred to the SDNY and are being coordinated as part of the U.S. Dollar LIBOR MDL. These actions have been stayed by the Court, subject to any future approval for a request to lift the stay. A separate action concerning U.S. Dollar LIBOR is pending in the SDNY, and in August 2013, the defendants moved to dismiss that complaint. An action relating to the alleged manipulation of Yen LIBOR and Euroyen TIBOR has also been filed in the SDNY. Motions to dismiss the operative complaint in that case were fully briefed as of October 9, 2013. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act, state and federal antitrust laws, RICO and other state laws.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) regarding the Kirch Group in an interview with Bloomberg television on February 4, 2002, was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Dr. Kirch personally and by Taurus-Hol-ding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

Deutsche Bank	Consolidated Financial Statements	99
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. KGL Pool GmbH appealed the decision. On December 14, 2012, the appellate court altered the judgment by District Court Munich I and held that Deutsche Bank and Dr. Breuer are liable for damages assigned by one subsidiary of the former Kirch Group and claimed under the motion for payment, rendered a declaratory judgment in favor of certain subsidiaries and dismissed the claims assigned by certain other subsidiaries. On March 12, 2013, the appellate court handed down the written judgment containing the reasons. Deutsche Bank and Dr. Breuer filed a request for leave to appeal with the German Federal Supreme Court. The appellate court has asked a valuation expert to opine on the market value of ProSiebenSat.1 shares held by Kirch Media before the interview to facilitate its decision on the alleged damages underlying the payment claim.

Monte Dei Paschi. In February 2013 Banca Monte Dei Paschi Di Siena (“MPS”) issued civil proceedings in Italy against Deutsche Bank AG alleging that Deutsche Bank fraudulently or negligently assisted former MPS senior management in an accounting fraud on MPS, by undertaking repo transactions (the “Transactions”) with MPS and “Santorini”, a wholly owned SPV of MPS, which helped MPS defer losses on a previous transaction undertaken with Deutsche Bank. MPS has claimed at least € 500 million in damages. The first hearing in this case is due to be held in December. Subsequently, in July 2013, the Fondazione Monte Dei Paschi, MPS’ largest shareholder, also issued civil proceedings in Italy for damages based on substantially the same facts. In both cases Deutsche Bank will be contesting these allegations. There is also an ongoing criminal investigation by the Siena Public Prosecutor into the Transactions and certain unrelated transactions entered into by a number of other international banks with MPS. No charges have yet been brought. Separately, Deutsche Bank has also received requests for information in relation to the Transactions from certain regulatory agencies, with whom it is cooperating.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank	Consolidated Financial Statements	100
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has approved a settlement of the case.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the United States District Court for the Southern District of New York dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action, which the plaintiffs appealed. On March 1, 2013, the United States Court of Appeals for the Second Circuit reversed the dismissal and remanded the case for further proceedings to the District Court. These cases are in various stages up through discovery. On April 17, 2013, Bank of America announced that it had reached a settlement in principle to dismiss various class action claims, which include the class action claims brought against underwriters, including Deutsche Bank, relating to RMBS issued by Countrywide Financial Corporation. Hearings to consider a motion for preliminary approval of the settlement took place on July 10, 2013 and August 1, 2013. A final fairness hearing is scheduled for October 28, 2013. The settlement, which is subject to court approval, does not require any payment by underwriters, including Deutsche Bank.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Assured Guaranty Municipal Corporation, Aozora Bank, Ltd., Bayerische Landesbank, Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Freedom Trust 2011-2, John Hancock, Knights of Columbus, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), RMBS Recovery Holdings 4, LLC, VP Structured Products, LLC, Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries) and The Charles Schwab Corporation. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank	Consolidated Financial Statements	101
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates, and on January 4, 2013, the court issued an opinion explaining the basis for this order. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims. The plaintiffs repled the claims dismissed without prejudice by filing a new complaint on February 4, 2013. On July 17, 2013, pursuant to the terms of separate settlement agreements, Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates dismissed the lawsuits that had been filed against Deutsche Bank. The financial terms of the settlements are not material to Deutsche Bank.

On July 16, 2012, the Minnesota District Court dismissed with prejudice without leave to replead claims by Moneygram Payment Systems, Inc., which the plaintiffs have appealed. On January 13, 2013, Moneygram filed a summons with notice in New York State Supreme Court seeking to assert claims similar to those dismissed in Minnesota. On June 17, 2013, Moneygram filed an amended summons with notice and complaint in New York State Supreme Court. On July 22, 2013, the Minnesota Court of Appeals affirmed the dismissal of Deutsche Bank AG, but reversed the dismissal of Deutsche Bank Securities Inc. On October 15, 2013, the Minnesota Supreme Court denied Deutsche Bank’s petition for certiorari.

Pursuant to terms of settlement agreements, litigations filed by Stichting Pensionfonds ABP, West Virginia Investment Management Board, The Union Central Life Insurance Company and The Western and Southern Life Insurance Co. were dismissed. The financial terms of these settlements are not material to Deutsche Bank.

A number of entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of US-Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating with the regulatory agencies.

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

Deutsche Bank	Consolidated Financial Statements	102
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

As of September 30, 2013, Deutsche Bank has approximately U.S. $ 6.3 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, Deutsche Bank recorded provisions of U.S. $ 565 million as of September 30, 2013. There are other potential mortgage loan repurchase demands that Deutsche Bank anticipates may be made, but Deutsche Bank cannot reliably estimate their timing or amount.

As of September 30, 2013, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.7 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 43.1 billion of loans sold by Deutsche Bank as described above.

A number of entities have threatened to assert mortgage repurchase demands against Deutsche Bank, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2013, were loans and commitments of € 4 million and deposits of € 13 million. As of December 31, 2012, there were loans and commitments of € 7 million and deposits of € 13 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Deutsche Bank	Consolidated Financial Statements	103
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Sep 30, 2013		Dec 31, 2012
Loans outstanding, beginning of period	918		5,151

Loans issued during the period	551		436

Loan repayments during the period	751		4,610[1]

Changes in the group of consolidated companies	(386)	[2]	0

Exchange rate changes/other	(10)		(58)

Loans outstanding, end of period [3]	321		918

Other credit risk related transactions:

Allowance for loan losses	4		47

Provision for loan losses	0		47

Guarantees and commitments	58		55

[1]	The increase in repayments during 2012 is mainly related to the sale of a restructured loan transaction in Europe.
[2]

In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.

[3]	Loans past due were € 13 million as of September 30, 2013, and € 3 million as of December 31, 2012.

Deposits received

	Associated companies and other related parties
in € m.	Sep 30, 2013	Dec 31, 2012
Deposits, beginning of period	245	247

Deposits received during the period	67	284

Deposits repaid during the period	152	284

Changes in the group of consolidated companies	(5)	(3)

Exchange rate changes/other	(2)	1

Deposits, end of period	153	245

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 355 million as of September 30, 2013, and € 110 million as of December 31, 2012. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 1 million as of September 30, 2013, and € 4 million as of December 31, 2012.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2013, transactions with these plans were not material for the Group.

Business Combinations

Xchanging Transaction Bank

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH (“Xetb”), which is the holding company of Xchanging Transaction Bank GmbH (“XTB”). The preliminary purchase price paid for the step-acquisition amounted to € 36 million and was fully paid for in cash. It consists of a base component of approximately € 41 million, subject to certain adjustments, which resulted in an initial purchase price reduction of € 5 million as of September 30, 2013. The purchase price is expected to be finalized in the fourth quarter 2013. The agreement between Deutsche Bank and the seller, Xchanging plc. (“Xchanging”), was signed in May 2013. As the required approvals have been obtained, including those from regulatory authorities and the shareholders of Xchanging, the change of control to Deutsche Bank became effective on September 1, 2013. On closing the transaction, Deutsche Bank gained full ownership and operating control over XTB. The transaction contributes to Deutsche Bank’s Strategy 2015+ to improve operating efficiency and to reduce process duplication, complexity and costs.

Deutsche Bank	Consolidated Financial Statements	104
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

Xetb was established as a joint venture with Xchanging in 2004 and is the holding company of XTB, the Group’s former wholly-owned subsidiary european transaction bank ag (“etb”). XTB provides services in relation to the securities processing business for Deutsche Bank as well as for external clients. The acquired entities were integrated into Deutsche Bank’s infrastructure operations. Prior to obtaining control over XTB, the Group directly held 49 % of the shares in Xetb, giving it the ability to significantly influence the investee’s financial and operating policies. Accordingly and up until closing date, XetB, including its subsidiary XTB, had been accounted for using the equity method. The acquisition-date fair value of the equity interest in the acquiree amounted to € 21 million. The remeasurement to fair value did not result in any gain or loss.

As of reporting date, the acquisition accounting for the business combination has not yet been completed. Accordingly, the opening balance sheet is still subject to finalization. In addition, the determination of the total consideration and its allocation to assets acquired and liabilities assumed has not yet been concluded. As of September 30, 2013, the preliminary amount of goodwill originating from the transaction amounted to € 33 million and is based on the synergies expected from inhousing the securities settlement business. The goodwill, which is not deductible for tax purposes, has been allocated to PBC (€ 22 million), GTB (€ 5 million), CB&S (€ 4 million) and DeAWM (€ 2 million).

Prior to the acquisition, Deutsche Bank and XTB were parties in a joint service contract arrangement for the provision of securities processing to Deutsche Bank. The service arrangement has been identified as a pre-existing relationship, which is accounted for separately from the aforementioned purchase transaction. The service contract, which would have expired in May 2016, was terminated in connection with the closing of the transaction. The settlement amount attributable to the service contract was determined using a discounted cash flow approach. Its recognition resulted in a loss of € 8 million, which was recorded in the Group’s income statement for 2013.

As of September 30, 2013, acquisition-related costs borne by the Group amounted to € 1 million, which were recorded in general and administrative expenses in the Group’s income statement for 2013.

Significant Transactions

BHF-BANK

On September 20, 2012, the Group announced that it has reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate as of September 30, 2013 and will not reclassify the disposal group as held for sale until such approvals are given.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2013.

Deutsche Bank	Consolidated Financial Statements	105
Interim Report as of September 30, 2013	Other Financial Information (unaudited)

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 67 million as of September 30, 2013 (December 31, 2012: € 107 million) and the disposal groups did not include any liabilities (December 31, 2012: € 78 million).

In the first quarter 2013, the Group classified several disposal groups mainly consisting of foreclosures as held for sale within the Corporate Division Corporate Banking & Securities. All assets are expected to be sold within one year. The classification as held for sale did not result in an impairment loss. The respective assets have been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

In the second and third quarter 2013, the Group classified several office buildings as held for sale. The premises, which were previously held as property and equipment, are included within the Corporate Divisions Deutsche Asset & Wealth Management and the Non-Core Operations Unit. Each of the buildings is expected to be sold within one year. Their classification as held for sale did not result in any impairment losses.

As of September 30, 2013 and December 31, 2012, no unrealized net gains (losses) relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Deutsche Asset & Wealth Management	A disposal group mainly consisting of real estate fund units.	None.	First quarter of 2013

Global Transaction Banking	A wholly owned subsidiary providing merchant acquiring services to multi-national clients.	None.	Second quarter 2013

Deutsche Asset & Wealth Management	A building held as property and equipment.	None.	Third quarter 2013

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Date

After the reporting date no material events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

Deutsche Bank	Other Information (unaudited)	106
Interim Report as of September 30, 2013	Non-GAAP Financial Measures

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was minus 183 % for the three months ended September 30, 2013, and 33 % for the prior year’s quarter. The tax rate was 37 % for the nine months ended September 30, 2013, and 29 % for the prior year’s comparative period. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that the segment tax rates ranged from 8 % to 29 % for the current quarter and from 36 % to 38 % for the prior year’s quarter. The segment tax rate was 31 % for the nine months ended September 30, 2013, and 34 % for the nine months ended September 30, 2012.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests) as follows:

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Income (loss) before income taxes (IBIT)	18	1,127	3,224	3,981

Less income (loss) before income taxes attributable to noncontrolling interests	(10)	(6)	(20)	(48)

IBIT attributable to Deutsche Bank shareholders	8	1,121	3,204	3,934

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework so that accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity. Prior periods have been restated.

	Three months ended		Nine months ended
in € m.	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Average shareholders’ equity	57,071	56,920	56,143	55,690

Add (deduct):
Average dividend accruals	(478)	(436)	(630)	(680)

Average active equity	56,593	56,484	55,513	55,010

Deutsche Bank	Other Information (unaudited)	107
Interim Report as of September 30, 2013	Non-GAAP Financial Measures

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders (i.e., excluding pre-tax and post-tax noncontrolling interests), as a percentage of average shareholders’ equity.

	Three months ended		Nine months ended
in %	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Pre-tax return on average shareholders’ equity	0.1	7.9	7.6	9.4

Pre-tax return on average active equity	0.1	7.9	7.7	9.5

Post-tax return on average shareholders’ equity	0.3	5.3	4.8	6.7

Post-tax return on average active equity	0.3	5.3	4.9	6.8

Leverage Ratio

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated after applying adjustments to reported total assets and total equity under IFRS. Such adjusted measures, which are non-GAAP financial measures, are described within this report in the section “Risk Report – Balance Sheet Management”.

As outlined in the section “Risk Report – Balance Sheet Management”, the Group has reassessed its leverage ratio calculation following the publication of the CRR/CRD 4 on June 27, 2013. Results are based on the Group’s current interpretation of rules and might therefore vary from the Group’s competitors’ assumptions and estimates. Accordingly, the CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labelled measures used by the Group’s competitors.

CRR/CRD 4 Pro Forma Solvency Measures

While the Group’s regulatory risk-weighted assets, capital and ratios thereof are set forth throughout this document under the Basel 2.5 capital rules, the Group also sets forth in several places measures of the Group’s regulatory risk-weighted assets, capital and ratios thereof under a pro forma application of the CRR/CRD 4 rules, based on the Group’s assumptions as to how such rules will be implemented in the European Union and adopted in Germany. The relevant regulations were passed at the end of June 2013, and the Group will continue to refine its assumptions and models as the Group’s and the industry’s understanding and interpretation of the rules evolve. Because the CRR/CRD 4 rules are not yet implemented, such measures are also non-GAAP financial measures. Deutsche Bank Group believes that these pro forma CRR/CRD 4 calculations provide useful information to investors as they reflect the Group’s progress against future regulatory capital standards and as many of the Group’s competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis, as described below.

Although the CRR/CRD 4 rules have to be applied on and after January 1, 2014 (the CRD 4 after implementation into national law), the Group determines pro forma Common Equity Tier 1 capital (CET 1 capital) and pro forma risk-weighted assets (RWA) according to the solvency rules under CRR/CRD 4. The Group’s interpretation is formally incorporated in policies governed by the same structures and committees as the policies that Deutsche Bank Group uses to calculate RWA and CET 1 capital under Basel 2.5 rules.

The “fully loaded” CRR/CRD 4 metrics, which are implemented on a pro forma basis, reflect the application of the rules that are expected to govern Deutsche Bank as of 2019 according to the corresponding legislation. The “transitional” CRR/CRD 4 measures account for the probable phase-in of provisions which are expected to be allowed to ease the transition for banks to the “fully loaded” capital rules. As the final implementation of CRR/CRD 4 may differ from the Group’s earlier expectations, and the Group’s competitors’ assumptions and estimates regarding such implementation may vary, the Group’s CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labeled measures used by the Group’s competitors.

Deutsche Bank	Other Information (unaudited)	108
Interim Report as of September 30, 2013	Non-GAAP Financial Measures

The following table presents a reconciliation of the estimated pro forma CET 1 capital as of September 30, 2013 under CRR/CRD 4 rules compared to Basel 2.5 rules, along with the Group’s estimated RWAs and capitalization ratios under CRR/CRD 4 rules.

Comparison of Common Equity Tier 1 Capital, Risk-Weighted Assets and Common Equity Tier 1 Capital Ratio under Basel 2.5 Reporting, Pro Forma CRR/CRD 4 “transitional” and Pro Forma CRR/CRD 4 “fully-loaded”

	Sep 30, 2013			Dec 31, 2012
in € bn. (unless stated otherwise)	Basel 2.5 reported	Pro forma CRR/CRD 4 transitional	Pro forma CRR/CRD 4 fully-loaded	Basel 2.5 reported	Pro forma CRR/CRD 4 transitional	Pro forma CRR/CRD 4 fully-loaded
Common Equity Tier 1 capital	40.3			38.0

CRR/CRD 4 impact on CET 1 capital
Adjustments not impacted by transitional provisions
Conversion from securitization deductions to RWA		1.0	1.0		1.0	1.0
Prudential valuation adjustments		0.0	0.0		0.0	0.0
Other		0.4	0.4		0.0	0.0
Adjustments impacted by transitional provisions
Goodwill and other intangible assets[1]		11.3	0.0		11.3	0.0
Debt Valuation Adjustments (DVA)[2]		0.0	(0.7)		(0.6)	(0.6)
Excess of expected loss over provision for credit losses		(0.1)	(0.7)		(0.1)	(0.6)
Deferred tax assets subject to full deduction treatment		0.0	(1.6)		0.0	(1.7)
Noncontrolling interests included in CET 1 capital[3]		0.0	(0.1)		0.0	(0.1)
Defined benefit pension fund assets		0.0	(0.7)		0.0	(0.9)
Unrealized gains/(losses) on assets and liabilities measured at fair value		0.0	0.3		0.0	0.3
Other[4]		1.2	(2.9)		1.0	(3.9)

Common Equity Tier 1 capital pro forma		54.0	35.3		50.5	31.3

Risk-Weighted Assets	310			334

CRR/CRD 4 impact on RWA
New charge for Credit Valuation Adjustments (CVA)		13	13		28	28
Reclassification of high risk securitization positions from CET 1 capital deductions into RWA		24	24		24	24
New charge for business with Central Counter-parties and clearing		3	3		4	4
Other [5]		21	15		19	12

Risk-Weighted Assets pro forma		371	365		408	401

Common Equity Tier 1 capital ratio	13.0%	14.6%	9.7%	11.4%	12.4%	7.8%

[1]

Transitional rules allow to apply capital deductions like goodwill and other intangible assets to Additional Tier 1 instruments such as hybrids first, so that the reported Common Equity Tier 1 capital increases. In the fully-loaded scenario these capital deductions have to be applied against the Common Equity Tier 1 capital.

[2]

DVAs previously reported under “Adjustments not impacted by transitional provisions” are subject to transitional provisions of final CRR/CRD 4 rules and thus reported under “Adjustments impacted by transitional provisions” in the future.

[3]	The Group’s noncontrolling interests are not eligible for recognition as CET 1 under CRR/CRD 4 rules.
[4]

Includes own shares in trading book, deductions from significant investments in financial sector entities and deferred tax assets from temporary differences that arise from the application of the 10/15 % threshold rule.

[5]	Includes changes to Credit Risk and Market Risk RWA calculation as well as RWA related to capital deductions.